Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND AMONG

FIDELITY NATIONAL INFORMATION SERVICES, INC.,

NEW BOOST HOLDCO, LLC,

GTCR W AGGREGATOR LP,

GTCR W MERGER SUB LLC

AND

GTCR W-2 MERGER SUB LLC

Dated as of July 5, 2023

-i-

EXHIBITS

Exhibit A	Pre-Closing Structure
Exhibit B	Transition Services Agreement Term Sheet
Exhibit C	Governance and Liquidity Rights Term Sheet
Exhibit D	Commercial Agreements Term Sheet

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of July 5, 2023 (this “Agreement”), is by and among Fidelity National Information Services, Inc., a Georgia corporation (“Seller”), New Boost Holdco, LLC, a Delaware limited liability company (the “Purchased Entity”), GTCR W Aggregator LP, a Delaware limited partnership (“Purchaser”), GTCR W Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Purchaser (“Bank Debt Merger Sub”), and GTCR W-2 Merger Sub LLC, a Delaware limited liability company and an Affiliate of Purchaser (“Bond Debt Merger Sub” and, together with Bank Debt Merger Sub, the “Debt Merger Subs”, and the Debt Merger Subs, together with Seller, Purchaser and the Purchased Entity, the “Parties”).

WHEREAS, as of the date of this Agreement, the Purchased Entity is a wholly-owned Subsidiary of Seller;

WHEREAS, as of the date of this Agreement, Seller holds, of record and beneficially, units constituting all of the outstanding membership interests of the Purchased Entity (the “Purchased Entity Equity Interests”);

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, Seller and Purchaser desire to jointly own the Purchased Entity, which will engage in the Business;

WHEREAS, it is intended that, subject to the terms and conditions hereof, (a) the Purchased Entity will hold, directly or indirectly through its Subsidiaries, the Transferred Assets and Assumed Liabilities, and (b) the Seller Entities and their Affiliates (other than the Purchased Entity and its Subsidiaries) will hold all of the Excluded Assets and Retained Liabilities;

WHEREAS, in connection with the foregoing, on the terms and subject to the conditions set forth herein, the following steps shall occur in the following order: (a) in accordance with Section 5.14, the Seller Entities shall contribute, assign, transfer and convey to the Purchased Entity, and the Purchased Entity shall accept and acquire from the Seller Entities, all of their right, title and interest in and to the Transferred Assets, and the Purchased Entity shall assume the Assumed Liabilities, in each case, directly or indirectly, (b) the parties to the Debt Mergers shall effect each Debt Merger, (c) the Purchased Entity shall effect the Debt-Financed Distribution, (d) Purchaser shall contribute to the Purchased Entity the Contributed Amount in exchange for the Primary Equity Interests in the Cash Contribution, (e) Purchaser shall purchase the Secondary Equity Interests in the Sale, (f) the Purchased Entity shall effect the Additional Cash Distribution and (g) the Seller Entities and the Purchaser shall, if necessary to the extent provided herein, effect the Cash Shortfall Contributions and/or the Cash Balance Sheet Contributions (collectively, the “Transaction”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Guarantors have duly executed and delivered to Seller a guaranty, dated as of the date of this Agreement, in favor of Seller, pursuant to which the Guarantors are guaranteeing certain obligations of Purchaser under this Agreement (the “Guaranty”); and

WHEREAS, as of the date of this Agreement, certain of the Guarantors hold, directly or indirectly, of record and beneficially, all of the outstanding membership interests of Purchaser, Bond Debt Merger Sub and Bank Debt Merger Sub.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Acquired Purchased Entity Equity Interests” means, collectively, the Secondary Equity Interests and the Primary Equity Interests.

“Adjustment Amount” means: (a) the Closing Working Capital minus (b) the Target Working Capital; provided that (i) if the Closing Working Capital exceeds or is less than the Target Working Capital by an absolute value that is equal to or less than $23,975,969, the Adjustment Amount will be deemed to be zero; (ii) if the Closing Working Capital exceeds the Target Working Capital (such excess, the “Excess Amount”) by an amount greater than $23,975,969, the Adjustment Amount will be a positive amount equal to (x) the Excess Amount minus (y) $23,975,969; and (iii) if the Target Working Capital exceeds the Closing Working Capital (such excess, the “Shortfall Amount”) by an amount greater than $23,975,969, the Adjustment Amount will be a negative amount equal to (x) the Shortfall Amount minus (y) $23,975,969.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this Agreement, (a) Seller and the other Seller Entities and their respective Affiliates shall be deemed not to be Affiliates of Purchaser or, from and after the Closing, of the Business or the Purchased Entity (or Subsidiaries thereof), and (b) immediately after the Closing (and continuing for so long thereafter as determined by the first sentence of this definition), the Purchased Entity and its Subsidiaries shall be deemed to be Affiliates of Purchaser and not Affiliates of Seller. For the avoidance of doubt, prior to the Closing, the Purchased Entity shall be deemed to be an Affiliate of Seller and Debt Merger Subs shall be deemed not to be Affiliates of Seller.

“Aggregate Equity-Funded Cash Consideration” means $5,005,000,000, in cash.

“Ancillary Rights” means, with respect to any Intellectual Property, as applicable, all (i) income, royalties, proceeds and liabilities at any time due or payable or asserted under or with respect to any of the foregoing or otherwise with respect to such Intellectual Property and (ii) all rights to sue or recover at law or in equity for any past, present or future infringement, misappropriation, dilution, violation or other impairment of such Intellectual Property.

“Anti-Money Laundering Laws” means the applicable statutes and Laws in any jurisdiction in which the Business is located or is doing business that relates to money laundering, “know-your-customer” obligations, any predicate crime to money laundering, terrorist financing or any financial record keeping or reporting requirements related thereto, including, but not limited to, the Bank Secrecy Act (31 U.S.C. § 5311 et seq.) and the USA PATRIOT Act.

“Assumed Liabilities” means all of the Liabilities of Seller or any of its Affiliates to the extent related to or arising out of the Transferred Assets or the Business, and all of the Liabilities of the Purchased Entity (or its Subsidiaries), in each case other than Liabilities identified as Retained Liabilities in clauses (a) through (j) of the definition of “Retained Liabilities”, in each case whether accruing or arising prior to, on or after the Closing, including the following:

(a) Any and all Liabilities relating to or arising out of (i) the Specified Business Contracts or (ii) the leases relating to the Leased Real Property;

(b) Any and all Liabilities relating in any way to the environment or natural resources, human health and safety or Hazardous Materials, in each case to the extent arising out of or relating to any past, current or future businesses, operations, products or properties of or associated with the Transferred Assets, the Assumed Liabilities or the Business;

(c) Any and all Liabilities with respect to any return, repair, warranty or similar Liabilities to the extent relating to products or services of the Business that were designed, planned, delivered, installed, implemented, serviced, processed or sold on, prior to or after the Closing Date;

(d) Any and all Liabilities for Transfer Taxes for which the Purchased Entity is responsible pursuant to Section 7.7;

(e) Any and all Liabilities for Taxes imposed with respect to the Business or the Transferred Assets or on or with respect to the Purchased Entity or its Subsidiaries, in each case, other than any Excluded Taxes or Flow-Through Income Taxes;

(f) Any and all Liabilities to the extent relating to or arising out of the ownership, use or conduct of, or associated with the realization of the benefits of, the Business, the Transferred Assets or the Purchased Entity (or its Subsidiaries), whether accruing or arising before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date, including any and all Liabilities in respect of any Proceedings, but only to the extent related thereto, other than the Liabilities identified as Retained Liabilities in clauses (a) through (j) of the definition of “Retained Liabilities”;

(g) Any and all Liabilities in respect of or relating to Business Employees, Former Business Employees and Business Independent Contractors, other than those expressly retained by Seller pursuant to Article VI;

(h) Any and all Indebtedness of the Purchased Entity or any of its Subsidiaries;

(i) Any and all Liabilities relating to or arising out of (i) the Seller Benefit Plans (other than a Purchased Entity Benefit Plan) with respect to or relating to Business Employees or Former Business Employees, in each case to the extent expressly assumed by Purchaser pursuant to Article VI or (ii) the Purchased Entity Benefit Plans;

(j) Any and all Liabilities for which the Purchased Entity or its Subsidiaries expressly has responsibility pursuant to this Agreement;

(k) Any and all accounts payable and other current liabilities to the extent arising in connection with the conduct of the Business, including any Liabilities included as current liabilities in the calculation of the Closing Working Capital;

(l) All Shared Retained Transaction Expenses; and

(m) All other Liabilities identified on Section 1.1(a) of the Seller Disclosure Schedules.

The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (a) through (m) in this definition of “Assumed Liabilities”; such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required.

“Business” means, subject to the following sentence, the business, operations and activities of the Merchant Solutions business of Seller and its Subsidiaries (as reflected in the segment financial reporting contained in Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Seller’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023) as conducted by Seller and its Subsidiaries prior to the Closing, including those businesses, operations and activities set forth on Section 1.1(b) of the Seller Disclosure Schedule. The Parties agree that the “Business” shall include only the business described in the immediately prior sentence (and, for the avoidance of doubt, not the Issuer Business or any other businesses, operations or activities of Seller or any of its Subsidiaries as conducted prior to the Closing, including the business, operations and activities of Seller and its Subsidiaries as conducted through or reflected in Seller’s financial reporting segments other than its Merchant Solutions financial reporting segment, which include, as of the date hereof, Seller’s Banking Solutions and Capital Market Solutions financial reporting segments (such excluded businesses, operations or activities, collectively, the “Retained Businesses”)).

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in Jacksonville, Florida or Chicago, Illinois.

“Business Employee” means (a) any Purchased Entity Employee, (b) any individual who is an employee of Seller or any of its Affiliates (other than the Purchased Entity or any of its Subsidiaries) and who spent at least 50% of his or her work time in the operation of the Business during the twelve (12) month period prior to the Closing Date (or if shorter, during the period between the employment start date (or transfer date, in the case of an employee initiated transfer) and the Closing Date) (as determined in Seller’s good faith) and (c) each other individual who does not fall within clause (a) or (b) above but is required by operation of Law to transfer the Purchased Entity or one of its Subsidiaries, including in the case of clauses (a) and (b) any such employee who is on an approved leave of absence. Notwithstanding the foregoing, (i) each individual listed on Section 1.1(c)(i) of the Seller Disclosure Schedules shall be considered a Business Employee and (ii) no individual listed on Section 1.1(c)(ii) of the Seller Disclosure Schedules shall be considered a Business Employee, in each case, which sections of the Seller Disclosure Schedules shall be subject to update to reflect changes permitted by the terms of this Agreement or otherwise by mutual agreement of Seller and Purchaser between the date of this Agreement and the Closing.

“Business Independent Contractor” means each individual who is an independent contractor, consultant, any other non-employee worker or third-party agency worker who spends at least 50% of his or her work time for Seller or any of its Affiliates providing services with respect to the Business immediately prior to the Closing (as determined in Seller’s good faith).

“Business Material Adverse Effect” means any event, change, occurrence, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, operations, results of operations, properties, assets or Liabilities of the Business and the Purchased Entity and its Subsidiaries, taken as a whole; provided, however, that, no such event, change, occurrence, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect: (a) the general conditions in the industries or geographic markets in which the Business operates; (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends or changes therein (including interest rates, exchange rates, tariffs, and commodity prices), including with respect to government spending, budgets and related matters; (c) any geopolitical conditions, military conflict or actions, outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism, rebellion or insurrection, acts of espionage, cyber attacks on third parties, web-hosting platform outages, or any escalation or general worsening of any of the foregoing, or any action taken by any Governmental Entity in response to any of the foregoing, including sanctions or similar restrictions imposed on the Russian Federation or certain persons associated with the Russian Federation, including as a result of the Russian Federation’s invasion of Ukraine; (d) natural disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires, epidemics, pandemics (including COVID-19 or any COVID-19 Measures), disease outbreaks, manmade disasters or acts of God; (e) changes after the date hereof in any Law or GAAP or other applicable accounting principles or standard or any binding interpretations of any of the foregoing; (f) the failure, in and of itself, of the financial or operating performance of Seller, the Seller Entities or the Business to meet internal or external (including Purchaser or analysts) projections, forecasts or budgets for any period (provided that (i) the underlying facts causing such failure, to the extent not otherwise excluded by this definition, may be deemed to constitute or contribute to a Business Material Adverse Effect and (ii) this clause

(f) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any such projections, forecasts or budgets and no such representations or warranties are being made); (g) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser or as required by this Agreement; (h) events, changes, occurrences, developments or effects attributable to, arising from or relating to the execution, announcement, pendency, performance or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, including the identity of Purchaser or its Affiliates (including the impact on or any loss of Business Employees, customers, suppliers, relationships with Governmental Entities or other material business relationships resulting from any of the foregoing) (provided that this clause (h) does not apply with respect to any representation or warranty of Seller set forth in Section 3.4); or (i) any Excluded Assets or Retained Liabilities; provided that any adverse events, changes, occurrences, developments or effects resulting from the matters described in clauses (a), (b), (c), (d) and (e) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Business Material Adverse Effect to the extent, and only to the extent, that they have a disproportionate adverse effect on the Business and the Purchased Entity and its Subsidiaries, taken as a whole, relative to similarly situated businesses in the industries in which the Business operates.

“Cash Amounts” means, of any Person and as of any time, the aggregate amount of all cash and cash equivalents, bank deposits, demand accounts, certificates of deposit, time deposits, checks negotiable instruments, marketable securities (to the extent convertible into cash within 30 days) and money market funds (including deposits in transit), but calculated net of issued but uncleared checks and pending wire transfers, in each case of such Person as of such time. For the avoidance of doubt, the Closing Cash Shortfall shall not include or take into account any Cash Amounts received in connection with the Debt Financing (including the Loan Amount), the Cash Shortfall Contributions or the Cash Balance Sheet Contributions.

“Change of Control Payments” means any “single trigger” change in control, sale, transaction or retention bonus payable to any Business Employee, Former Business Employee or Business Independent Contractor solely as a result of the Transaction that is an Assumed Liability (excluding any such arrangement adopted at the written direction or request of Purchaser or its Affiliates), together with the employer portion of any Taxes due on the foregoing amounts, in each case, to the extent an Assumed Liability.

“Class A Units” means the limited liability company interests in the Purchased Entity designated as Class A Units and having the rights and restrictions of Class A Units set out in the Amended and Restated LLC Agreement.

“Class B Units” means the limited liability company interests in the Purchased Entity designated as Class B Units and having the rights and restrictions of Class B Units set out in the Amended and Restated LLC Agreement.

“Class E Units” means, collectively, Class E-1 Units, Class E-2 Units and Class E-3 Units.

“Class E-1 Units” means the limited liability company interests in the Purchased Entity designated as Class E-1 Units and having the rights and restrictions of Class E-1 Units set out in the Amended and Restated LLC Agreement.

“Class E-2 Units” means the limited liability company interests in the Purchased Entity designated as Class E-2 Units and having the rights and restrictions of Class E-2 Units set out in the Amended and Restated LLC Agreement.

“Class E-3 Units” means the limited liability company interests in the Purchased Entity designated as Class E-3 Units and having the rights and restrictions of Class E-3 Units set out in the Amended and Restated LLC Agreement.

“Closing Cash Shortfall” means such aggregate Cash Amounts (which may be a positive or negative number) that need to be added to (if the Closing Cash Shortfall is a positive number), or that can be withdrawn from (if the Closing Cash Shortfall is a negative number) the operating bank accounts of the Purchased Entity and its Subsidiaries so that each of the following clauses (a), (b) and (c) are true (calculated on a separate (and not aggregate or net) basis for each such clause) as of 12:01 a.m. (Eastern Time) on the Closing Date (after giving effect to the Pre-Closing Restructuring Steps and not including any cash and cash equivalents to be distributed to Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries) pursuant to the Debt-Financed Distribution or Additional Cash Distribution referred to in Article II): (a) the operating bank accounts of the Purchased Entity and its Subsidiaries hold all of the Cash Amounts in respect of the Settlement Deposits (as such term is set forth on and calculated in accordance with row 15 of the Cash Amounts Principles) at such time; (b) the amount of the Cash and Cash Equivalents (as such term is set forth on and calculated in accordance with row 10 of the Cash Amounts Principles and, which for the avoidance of doubt, is the result of subtracting Settlement Deposits and adding or subtracting, as applicable, Other Misc from the Closing Cash Amount (as such terms are set forth on and calculated in accordance with the Cash Amounts Principles)) is at least equal to $1,500,000,000; and (c) the amount of the Total Settlement Adjustment (as such term is set forth on and calculated in accordance with row 33 of the Cash Amounts Principles) is at least equal to zero. For purposes of calculating the Closing Cash Shortfall, the amounts referred to in this definition shall be calculated in a manner consistent with Seller’s and the Business’s historical practices, applied consistently, and the same principles, practices, assumptions, procedures, methodologies and policies (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) set forth in Section 1.1(d) of the Seller Disclosure Schedules (collectively, the “Cash Amounts Principles”). In the event of a discrepancy or conflict between the terms of this Agreement and the Cash Amounts Principles, the Cash Amounts Principles shall control.

“Closing Funded Debt” means an amount equal to the sum of the Funded Debt of the Purchased Entity (and Subsidiaries thereof) as of 12:01 a.m. (Eastern Time) on the Closing Date.

“Closing Secondary Equity Interests Cash Consideration” means (a) (i) the Aggregate Equity-Funded Cash Consideration minus (ii) the Contributed Amount (such difference, the “Base Secondary Equity Interests Cash Consideration”), minus (b) the Purchaser Initial Percentage multiplied by the Estimated Closing Cash Shortfall, plus (c) the Purchaser Initial Percentage multiplied by the Estimated Adjustment Amount (which may be a positive or negative number), minus (d) the Purchaser Initial Percentage multiplied by the Estimated Closing Funded Debt.

“Closing Working Capital” means the Working Capital as of 12:01 a.m. (Eastern Time) on the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other agreement with a union, works council or other labor organization, association or other agency or employee representative body certified or recognized for the purpose of bargaining collectively on behalf of or representing Business Employees or Former Business Employees.

“Compliant” means, with respect to the Financing Information, that (a) such Financing Information when taken as a whole does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Financing Information not misleading in light of the circumstances in which made and (b) the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Financing Entities to receive comfort letters with respect thereto that are customary for a Rule 144A offering of debt securities (including customary negative assurance comfort).

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto, through or into the environment.

“Contract” means any legally binding contract, tender, lease, license, commitment, loan or credit agreement, indenture or agreement, other than any Permit or any Seller Benefit Plan, any Collective Bargaining Agreement.

“Contributed Amount” means an amount to be specified by the Seller prior to the Closing not to exceed $775,000,000.

“Covered Losses” means any losses, liabilities, claims, fines, deficiencies, assessments, charges, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), penalties and reasonable attorneys’, accountants’ and consultants’ fees and disbursements, in each case that are actually incurred, due and payable; provided that Covered Losses shall not include any consequential, special, incidental, indirect, punitive or similar damages, except to the extent such damages are awarded by a Judgment against, or paid by, an Indemnified Party pursuant to a Third Party Claim.

“COVID-19” means SARS-CoV-2 or Covid-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other Law, decree, Judgment by any Governmental Entity in connection with or in response to COVID-19.

“Derivative Contract” means any Contract that is an interest rate, currency or commodity swap, cap, floor, option agreement or hedging or derivative instrument that is enterprise wide or that relates solely to Indebtedness of Seller or any Subsidiary thereof (other than the Purchased Entity or any Subsidiary thereof) or interest rate, currency or commodity exposure in the Retained Businesses.

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to the pollution of the environment or natural resources or the protection of human health and safety from Contamination or the presence of or exposure to or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any corporation or other trade or business, any other corporation or other trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Excluded Assets” means the following assets and properties of Seller or any of its Affiliates, including the Purchased Entity and its Subsidiaries, which, notwithstanding anything in this Agreement to contrary, (x) shall be retained by the Seller Entities and their Affiliates (other than the Purchased Entity and its Subsidiaries), and (y) may be transferred out of the Purchased Entity and its Subsidiaries prior to the Closing:

(a) Any and all legal and beneficial interest in the share capital or equity interest of any Person other than (i) the Acquired Purchased Entity Equity Interests, (ii) the Worldpay Entity Interests and (iii) the share capital or equity interests in the Subsidiaries of the Worldpay Entities;

(b) Any and all Contracts and portions of Contracts (including all Derivative Contracts) other than (i) the Specified Business Contracts and (ii) the leases relating to the Leased Real Property;

(c) Any and all owned and leased real property and other interests in real property, other than the Owned Real Property and the Leased Real Property;

(d) Any and all Intellectual Property, other than the Business Intellectual Property;

(e) Any and all Tangible Personal Property, other than the Transferred Tangible Personal Property;

(f) Any and all raw materials, work-in-process, finished goods, supplies and other inventories, other than the Inventory;

(g) Any and all Permits, other than the Business Permits (including the Permits set forth on Section 1.1(e)(i) of the Seller Disclosure Schedules);

(h) Any and all claims and defenses (including any Retained Claim), other than the claims and defenses specifically identified as Transferred Assets;

(i) Any and all documents, data, databases, instruments, papers, books, records, books of account, files and data, catalogs, brochures, sales literature, promotional materials, certificates and other documents not specifically identified as Transferred Assets;

(j) Except as set forth in Article VI or with respect to assets of any Purchased Entity Benefit Plans that are Transferred Assets, the sponsorship of and any and all assets maintained pursuant to the Seller Benefit Plans;

(k) Any and all amounts to which Seller is entitled pursuant to Section 7.3;

(l) (i) Tax Returns and other books and records related to Taxes paid or payable by Seller, the Seller Entities or any of their respective Affiliates (other than the Purchased Entity and its Subsidiaries) other than any such Tax Returns and other books and records specifically identified as Transferred Assets and (ii) Tax Returns of any consolidated, combined, affiliated or unitary group that includes Seller or any of its Affiliates that is not the Purchased Entity or any of its Subsidiaries (a “Seller Tax Group”), it being understood, that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not be considered such a Tax Return or book or record;

(m) (i) Any and all Cash Amounts other than any Cash Amounts of the Purchased Entity and its Subsidiaries as of 12:01 a.m. (Eastern Time) on the Closing Date and through the Closing (but, for the avoidance of doubt, including all Cash Amounts to be distributed to the Seller Entities pursuant to the Debt-Financed Distribution or Additional Cash Distribution referred to in Article II), and (ii) any and all accounts receivable, current assets, prepaid expenses and security deposits (in each case, other than those that are Transferred Assets);

(n) Except for the Business Insurance Policies and subject to Section 5.11, any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not related to the Business, for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies, binders and interests for all periods before, through and after the Closing;

(o) Any and all assets, business lines, properties, rights, Contracts and claims of Seller or any of its Subsidiaries that do not constitute Transferred Assets (including all assets, business lines, properties, rights, Contracts and claims constituting ownership interests in, or that are used or held primarily for use in or primarily related to, the Retained Businesses), wherever located, whether tangible or intangible, real, personal or mixed; and

(p) The assets set forth on Section 1.1(e)(ii) of the Seller Disclosure Schedules.

The Parties acknowledge and agree that none of the Purchaser, the Purchased Entity nor any of their respective Subsidiaries will acquire, any direct or indirect right, title and interest in any Excluded Assets. Notwithstanding anything in this Agreement to the contrary but subject to Section 5.14, prior to the Closing Date Seller may take (or cause one or more of its Affiliates to take) such action as is reasonably necessary, advisable or desirable to transfer any Excluded Assets from the Purchased Entity and its Subsidiaries (and, if needed, from the Seller Entities) to Seller or one or more of its Affiliates (other than the Purchased Entity and its Subsidiaries) for such consideration or for no consideration, as may be determined by Seller in its sole discretion; provided that, notwithstanding the foregoing, the Debt-Financed Distribution and Additional Cash Distribution shall be distributed to the Seller Entities at the Closing in accordance with Article II.

Any action taken pursuant to Section 5.17 after the Closing Date shall be deemed for purposes of calculating the Closing Working Capital, the Closing Cash Shortfall and the Closing Funded Debt pursuant to Section 2.12 to have occurred as of immediately prior to 12:01 a.m. (Eastern Time) on the Closing Date.

“Excluded Taxes” means any and all Liabilities in respect of (a) Income Taxes of the Seller Entities and their Affiliates (other than the Purchased Entity and its Subsidiaries), including any Income Taxes shown or required to be shown as due on any Seller Combined Tax Return, (b)(i) liability for the Income Taxes of the Seller Entities or any of their Affiliates (other than the Purchased Entity and its Subsidiaries) imposed on the Purchased Entity or any of its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law, and (ii) secondary liability for the Income Taxes of the Seller Entities or any of their Affiliates (other than the Purchased Entity and its Subsidiaries) imposed on the Purchased Entity or any of its Subsidiaries to the extent not relating to the Transferred Assets, the Assumed Liabilities and the Business and arising as a result of the membership, prior to the Closing, of the Purchased Entity and its Subsidiaries in a consolidation, group or fiscal unity for Income Tax purposes with the Seller Entities and their Affiliates (other than the Purchased Entity and its Subsidiaries), (c) VAT to the extent not recoverable by the Purchased Entity or any of its Subsidiaries arising by reference to supplies made or deemed to be made by any of the Seller Entities or their Affiliates (other than the Purchased Entity and its Subsidiaries) for which the Purchased Entity or any its Subsidiaries is liable to account solely by virtue of its membership, prior to the Closing, of a consolidation, group or fiscal unity for VAT purposes, (d) Taxes for the Pre-Closing Tax Period of the Purchased Entity or any of its Subsidiaries to the extent such Taxes arise as a result of, and would not have arisen but for, any Tax Relief Surrender being invalid, cancelled, amended, withdrawn or otherwise ineffective, (e) Taxes (including any de-grouping or similar charges) for the Pre-Closing Tax Period which are imposed upon, arise as a result of and would not have arisen but for the Pre-Closing Restructuring Steps or the settlement of intercompany balances pursuant to Section 5.6 (or, solely in the case of any de-grouping or similar charges, the Closing), (f) the matters set forth on Section 1.1(f) of the Seller Disclosure Schedules and (g) Transfer Taxes for which Seller is responsible pursuant to Section 7.7.

“Excluded Tax Refunds” means any refund (or credit in lieu of a refund) of Taxes to the extent (a) the Purchased Entity or any of its Subsidiaries is under any prior obligation to pay over such refund or credit to any Person (other than the Purchased Entity or any of its Subsidiaries) pursuant to a Contract entered into prior to the Closing, (b) such refund or credit was taken into account in the calculation of Funded Debt or Closing Working Capital; or (c) such refund or credit results from, and would not have arisen but for, the carryback of a Tax attribute of the Purchaser or its direct or indirect owners or the Purchased Entity or any of its Subsidiaries arising in a Taxable period (or portion thereof) beginning after the Closing Date.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection and the EU Dual Use Regulation.

“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Entity).

“Financial Services License” means any consent, license, certificate, franchise, permission, variance, clearance, registration, qualification, authorization or other Permit issued, granted, given, authorized, or otherwise made available in any relevant jurisdiction by or under the authority of any Governmental Entity pursuant to Financial Services Requirements.

“Financial Services Requirements” means any and all Laws that may be enforced by any Governmental Entity in any relevant jurisdiction relating to licensing or registration in connection with (i) the sale or issuance of checks, drafts, money orders, travelers checks or other payment instruments, whether or not negotiable, the sale or issuance of stored value cards or devices, or the business of transmitting money or other payment or money services businesses, or (ii) the business of merchant acquiring. For the avoidance of doubt, Financial Services Requirements includes any Financial Service License requirements imposed by a Governmental Entity in any relevant jurisdiction, including via enforcement action, Governmental Entity exam findings, or via Financial Services License approval or condition to licensure requirements.

“Financing Information” means:

(a) (i) the Business Financial Information (which Purchaser hereby acknowledges receiving) and the audited combined balance sheets of the Worldpay Business (as defined in the Business Financial Information), and the related combined statements of income (loss), comprehensive earnings (loss), equity and cash flows for any subsequent fiscal year ended at least 90 days prior to the Closing Date; and

(ii) an unaudited combined balance sheet of the Worldpay Business (as defined in the Business Financial Information) and the related combined statements of income (loss), comprehensive earnings (loss), equity, and cash flows for any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (a)(i) and ended at least 45 days prior to the Closing Date, and for the comparable period of the prior fiscal year, reviewed by KPMG LLP or a replacement independent auditor that is another nationally recognized independent public accounting firm;

in the case of each of clauses (a)(i) and (a)(ii), prepared based on GAAP;

(b) historical financial information regarding the Business that is reasonably required by Purchaser and Bond Debt Merger Sub to produce customary pro forma financial statements required by paragraph 6 of Exhibit D of the Debt Commitment Letter to the extent relating to the periods described in clause (a)(i) and (a)(ii) of this definition (subject to the limitations set forth in the definition of Excluded Information); and

(c) the Financing Authorization Letters;

provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require Seller or its Affiliates to provide (or be deemed to require Seller or its Affiliates to prepare) (1) any description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (2) any risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) any historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; any information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act; XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (5) any consolidating financial statements, separate Subsidiary financial statements, or related party disclosures, or (other than segment information of the type and in form consistent with that contained in the Business Financial Information) any segment information, including any required by FASB Accounting Standards Codification Topic 280, (6) any financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2021, (7) any financial information that Seller or its Affiliates do not maintain in the ordinary course of business, (8) any information not reasonably available to Seller or its Affiliates under their respective current reporting systems, (9) (x) other than as set forth in clause (b) above, any pro forma financial information or pro forma financial statements or (y) projections or footnote disclosures or (10) an unaudited balance sheet and related statements of income (loss), comprehensive earnings (loss), equity, and cash flows of the Worldpay Business (as defined in the Business Financial Information) for the fiscal quarters ending March 31, 2023 or March 31, 2022. For purposes of this Agreement, the information described in this proviso is collectively referred to as the “Excluded Information”.

If Seller shall in good faith believe that the Financing Information has been delivered to Purchaser and Bond Debt Merger Sub, Seller may deliver to Purchaser and Bond Debt Merger Sub a written notice to that effect (stating when it believes the delivery of the Financing Information to Purchaser and Bond Debt Merger Sub was completed), in which case Seller shall be deemed to have complied with such obligation to furnish the Financing Information and Purchaser and Bond Debt Merger Sub shall be deemed to have received the Financing Information, unless Purchaser and Bond Debt Merger Sub in good faith reasonably believe that Seller has not completed delivery of the Financing Information and not later than 5:00 p.m. (Eastern Time) three (3) Business Days after the delivery of such notice by Seller, deliver a written notice to Seller to that effect (stating with specificity which such Financing Information Seller has not delivered); provided, that notwithstanding the foregoing, the delivery of the Financing Information shall be satisfied at any time which (and so long as) Purchaser and Bond Debt Merger Sub shall have actually received the Financing Information and so long as such information is Compliant, regardless of whether or when any such notice is delivered by Seller.

“Financing Parties” means each debt provider (including each agent and arranger and party to any joinder to the Debt Commitment Letter permitted pursuant to Section 5.7) that commits to provide Financing to one or more Debt Merger Sub pursuant to the Debt Commitment Letter (the “Financing Entities”), and their respective Representatives and other Affiliates; provided that none of Purchaser, Debt Merger Subs or any Affiliate of Purchaser or Debt Merger Subs shall be a Financing Party.

“FIS Marks” means, other than the Trademarks identified on Section 1.1(k)(v) of the Seller Disclosure Schedules, any and all Trademarks that incorporate or include the words “Fidelity,” “Fidelity National Information Services,” “Fidelity Information Services” or “FIS,” in each case, together with any translations, transliterations, variations or derivatives thereof, and any logos incorporating or associated with any of the foregoing, either alone or in combination with other words, Trademarks or elements, and including any Trademarks confusingly similar thereto. For the avoidance of doubt, FIS Marks do not include WorldPay Marks.

“Flow-Through Income Tax Return” means any Tax Return (such as IRS Form 1065 and associated Form K-1s and corresponding state and local Tax Returns) of the Purchased Entity or any Subsidiary of the Purchased Entity that is itself a “flow-through entity” and is held by the Purchased Entity through one or more other “flow-through entities” and that allocates income, gains, losses, deductions or other Tax attributes or Taxes to the Seller Entities but does not reflect or concern Taxes that are imposed on the entity itself for which the Tax Return is filed. By way of example, Tax Returns primarily concerning entity-level income Taxes, property Taxes, sales and use Taxes, payroll Taxes and withholding Taxes are not Flow-Through Income Tax Returns.

“Former Business Employee” means (a) each individual who was an employee of the Purchased Entity or any of its Subsidiaries (other than any individual who was an employee of the Purchased Entity or any of its Subsidiaries who did not spend at least 50% of his or her work time in the operation of the Business during the twelve (12) month period prior to his or her last day of employment (or if shorter, during such individual’s employment period) (as determined in Seller’s good faith)) and as of the Closing is no longer employed by the Purchased Entity or any of its Subsidiaries or Seller or any of its Affiliates (other than the Purchased Entity or any of its Subsidiaries), and (b) each individual who was an employee of Seller or its Affiliates (other than the Purchased Entity or any of its Subsidiaries) who terminated employment prior to the Closing and spent at least 50% of his or her work time in the operation of the Business during the twelve (12) month period prior to his or her last day of employment (or if shorter, during such individual’s employment period) (as determined in Seller’s good faith).

“Fraud” means, with respect to any Person, actual fraud under Delaware law in the making of the representations and warranties set forth in Article III or Article IV, as applicable.

“Funded Debt” means, of any Person and as of any time, the aggregate amount of the following obligations of such Person as of such time, without duplication, in each case such amount calculated in a manner consistent with the Transaction Accounting Principles and the Sample Closing Statement: (a) the outstanding principal amount of all indebtedness for borrowed money including obligations in respect of bank overdrafts (other than current trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon and any prepayment, redemption or change of control fees, premiums or penalties that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing; (b) the outstanding principal amount of all other obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness, including all accrued but unpaid interest thereon and any prepayment, redemption or change of control fees, premiums or penalties that would arise at Closing as a result of the discharge of such amount owed and directly attributable to the consummation of the Closing; (c) all lease obligations that are required to be classified by such Person as a capitalized lease in accordance with GAAP; (d) all obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds or similar credit instruments, in each case solely to the extent drawn; (e) deferred purchase price obligations

(including earn-outs and holdback amounts and obligations under “seller notes”) in respect of the acquisition of any business, assets or Person (assuming the maximum amount is earned); (f) liabilities under any interest rate, currency, swap or other hedging agreements after taking into account the effect of any netting agreement or provision relating thereto (in each case valued at their termination value as of the Closing Date); (g) conditional sale or other title retention agreement obligations; (h) (i) any Assumed Liabilities associated with any unpaid severance for terminations prior to the Closing (excluding the Purchaser Severance Amount), calculated in accordance with GAAP, and (ii) the amount by which Liabilities in respect of any defined contribution, defined benefit or deferred compensation obligations assumed by the Purchased Entity or its Subsidiaries pursuant to Section 6.5, Section 6.6 and Section 6.7, respectively, with respect to the period prior to the Closing (calculated in accordance with GAAP (but treating unvested nonqualified deferred compensation obligations as vested) and Section 6.5, Section 6.6 and Section 6.7 (as applicable)), exceed the amount of assets to be transferred in connection therewith, in each case, together with the employer portion of any Taxes due on the foregoing amounts, with such Taxes computed as though all such amounts were due and payable as of the Closing; (i) the Change of Control Payments; (j) the Pre-Closing Tax Amount; (k) Liabilities secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property owned or acquired by the applicable Person, other than Permitted Liens; (l) unpaid dividends or distributions owed to Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries); (m) the obligations set forth on Section 1.1(g) of the Seller Disclosure Schedules; and (n) Liabilities of the types described in the foregoing clauses the payment of which is guaranteed as obligor, guarantor or surety; provided, that in no event shall Funded Debt include (i) any Retained Liabilities, (ii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing or (iii) any Liability in respect of the Financing or Alternative Financing.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Gaming Authority” shall mean any Governmental Entity with regulatory control and authority or jurisdiction over the conduct of gaming, pari-mutuel wagering, and related activities, including payment processing activities for gaming and related activities, or the ownership, operation, management or development of any gaming or gaming related operations.

“Gaming Law” shall mean any foreign, federal, tribal, state, county or local Law, or any finding of suitability, license issued by a Gaming Authority governing the conduct of gaming, pari-mutuel wagering, and related activities, including payment processing activities for gaming and related activities, or the ownership, operation, management or development of any gaming or gaming-related operations, including, for the avoidance of doubt, the written guidance, directive, rules, regulations, and orders of any Gaming Authority.

“Gaming Licenses” shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to the conduct of gaming and any related activities, including payment processing activities for gaming and related activities, or the ownership or the operation, management and development of any gaming operations.

“Governmental Entity” means any federal, national, state, local, tribal, supranational or foreign government or any court, tribunal or judicial or arbitral body of competent jurisdiction, administrative agency or commission or other federal, national, state, local, tribal, supranational or foreign governmental authority or instrumentality.

“Guarantors” means GTCR (W-1) Investors LP, GTCR (W-2) Investors LP, GTCR Fund XIII/B LP, GTCR Fund XIII/C LP, GTCR Co-Invest XIII LP, GTCR Fund XIV/B LP, GTCR Fund XIV/C LP, GTCR Co-Invest XIV/A LP, GTCR Co-Invest XIV/B LP and GTCR W Super Holdings LP, each a Delaware limited partnership.

“Hazardous Material” means any substance, pollutant, contaminant, material or waste that is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Tax” means a Tax, including franchise Taxes and similar Taxes, based upon or measured by net income, profits or gains.

“Indebtedness” means, with respect to any Person and as of any time, any of the following obligations of such Person as of such time: (a) all Funded Debt of such Person, (b) all letters of credit or performance bonds issued for the account of such Person, and (c) all guarantees issued by such Person with respect to the obligations described in clauses (a) and (b) of another Person.

“Information Technology” means any computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and telecommunications systems and other information technology assets, infrastructure, and systems.

“Intellectual Property” means any and all intellectual property rights, including in or with respect to: (a) Patents or inventions, (b) Trademarks and Internet Properties, (c) copyrightable works, copyrights, moral rights, mask work rights, software (including object code and source code), database rights and design rights, (d) trade secrets, industrial secret rights, technologies, processes, techniques, protocols, methodologies, methods, formulae, algorithms, layouts, designs, specifications, confidential information, and other rights in know-how, data and information, including that derive independent economic value, whether actual or potential, from not being known to other Persons, and (e) with respect to any of the foregoing, as applicable, any registrations, applications, provisionals, renewals, extensions, reissues, divisions, revisions, re-examinations, continuations, or continuations-in-part.

“Interest Rate” means a rate per annum equal to the prime rate as published in The Wall Street Journal on the date the applicable payment was required to be made (or if no quotation for such prime rate is available for such date, on the next preceding date for which such quotation is available) plus 500 basis points.

“International Business Employee” means each Business Employee who provides services primarily outside of the United States.

“International Purchased Entity Benefit Plan” means each Purchased Entity Benefit Plan in which International Business Employees are eligible to participate or receive benefits.

“International Seller Benefit Plan” means each Seller Benefit Plan in which International Business Employees are eligible to participate or receive benefits.

“Internet Properties” means domain names, uniform resource locators, social media identifiers and handles, and other names and locators associated with internet addresses and sites.

“IRS” means the United States Internal Revenue Service.

“Issuer Business” means the business of card issuer processing, payment network processing, fraud protection and card production to financial institutions, including regional banks, community banks, credit unions and regional PIN networks, as reflected as the “FIS Retained Issuer Business” in the Business Financial Information.

“Judgment” means any judgment, injunction, writ, order or decree of, or settlement enforceable by, any Governmental Entity.

“Key Business Employee” means any Business Employee with an annual base salary of $250,000 or above.

“Knowledge” means, with respect to Seller, the actual knowledge of any Person listed in Section 1.1(h) of the Seller Disclosure Schedules, and, with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(h) of the Purchaser Disclosure Schedules.

“Law” means any federal, national, state, local, tribal, supranational or foreign law, statute, code, order, ordinance, mandate, guidance, rule, regulation or treaty (including any Tax treaty and common law), in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by a Governmental Entity in any relevant jurisdiction, including any applicable Gaming Laws, Anti-Money Laundering Laws and Financial Services Requirements and Network Rules.

“Liabilities” means all losses, damages, debts, liabilities, Taxes, guarantees, assurances, commitments, costs, expenses, awards, judgments, penalties, interest and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, or similar encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws, it being understood that, for the avoidance of doubt, licenses, covenants not to sue and similar rights granted with respect to Intellectual Property shall not be considered “Liens” for the purposes of this Agreement.

“Loan Amount” means an amount equal to $8,400,000,000.

“Marketing Period” means the first period of eleven (11) consecutive Business Days commencing on the first Business Day that all of the conditions set forth in Section 8.1(a) have been satisfied or, to the extent permitted by applicable Law, waived, and since such satisfaction or waiver nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1(a) to fail to be satisfied assuming the Closing were to be scheduled for any time during such eleven (11) consecutive Business Day period and during and at the end of which Purchaser and Bond Debt Merger Sub shall have the Financing Information that is Compliant (and remains Compliant throughout the entirety of the Marketing Period); provided that:

(i) if the financial statements described in clauses (a) and (b) of the definition of Financing Information would be required to be updated pursuant to such definition during such eleven (11) Business Day period (and have not been updated prior to such period), then the Marketing Period shall not be deemed to commence until the earliest date on which Seller has furnished Purchaser and Bond Debt Merger Sub with the applicable updated financial statements that are Compliant;

(ii) if KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Financing Information, then the Marketing Period shall not be deemed to commence unless and until a new audit opinion is issued with respect to such financial statements by KPMG LLP or another nationally recognized independent public accounting firm; and

(iii) if any of the financial statements included in the Financing Information shall have been restated or Seller shall have publicly announced that a restatement of any such financial statements is required, then the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or Seller has determined that no restatement shall be required in accordance with GAAP consistently applied;

provided, further, that (a) if the Marketing Period shall not have ended on or prior to August 25, 2023, then the Marketing Period shall be deemed not to have commenced until September 5, 2023, (b) November 23 – 24, 2023, March 29, 2024 and July 5, 2024 shall not be included in the calculation of the Marketing Period (but for the avoidance of doubt, the exclusion of any such day shall not restart the Marketing Period), and (c) if the Marketing Period shall not have ended on or prior to December 22, 2023, then the Marketing Period shall be deemed not to have commenced until January 2, 2024, and provided, further, that the Marketing Period shall be deemed to have been completed on any date on which Purchaser or Bond Debt Merger Sub obtains proceeds of a high yield financing in an amount sufficient to replace the bridge facilities contemplated by the Commitment Letter (including proceeds obtained in escrow).

“Material Merchant Customer” means each of the top ten (10) merchant customers of the Business by revenue for the fiscal year ended December 31, 2022.

“Material Referral Partner” means each of the top ten (10) merchant referral partners by revenue for the fiscal year ended December 31, 2022.

“Material Vendor” means each of the top ten (10) vendors of services, products or materials for use in the Business by expenditure for fiscal year ended December 31, 2022.

“Material Worldpay Subsidiaries” means Worldpay, LLC, a Delaware limited liability company, and its first tier direct Subsidiaries.

“Money Laundering Laws” means all Laws that may be enforced by any Governmental Entity relating to anti-money laundering statutes, laws, regulations and rules, including, but not limited to, the following in the United States (together with their implementing regulations, in each case, as amended from time to time): the Bank Secrecy Act (31 U.S.C. §5311 et seq.; 12 U.S.C. §§1818(s) 1829(b), 1951-1959), as amended by The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 and 18.S.C. §§ 1956, 1957 and 1960.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA.

“NewCo Borrower” means a to be formed Delaware limited liability company and a wholly-owned Subsidiary of NewCo Guarantor.

“NewCo Guarantor” means a to be formed Delaware limited liability company and a wholly-owned Subsidiary of the Purchased Entity.

“Open Source Software” means any software that is licensed pursuant to (a) any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, Eclipse Public License, Common Public License, CDDL, and Mozilla Public License) and any “copyleft” license or any other license under which such software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

“Partnership Recapitalization” means the recapitalization of the single class of equity of the Purchased Entity into Class A Units, Class B Units, Class E-1 Units, Class E-2 Units and Class E-3 Units.

“Patents” means, patents and patent applications, including any provisional applications.

“Pending Permit” means any application for a Gaming License or Financial Services License in any jurisdiction which is pending as of the date of this Agreement.

“Permits” means permits, approvals, authorizations, consents, licenses, registrations or certificates issued or granted by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens disclosed on or reflected in the Business Financial Information; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate Proceedings, that may thereafter be paid without penalty or for which an adequate reserve has been established in accordance with GAAP; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business for amounts which are not yet due and payable; (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or similar encumbrances of record affecting title to such real property, (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, or (iii) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases; provided, however, that with respect to this clause (e), any such item does not materially interfere with the conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of immediately prior to the Closing; (f) Liens set forth in the governing documents of any Person; (g) Liens set forth in Section 1.1(i) the Seller Disclosure Schedules; (h) Liens created by any of the Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Transaction or any of the transactions contemplated by this Agreement; (i) non-exclusive licenses, covenants not to sue and similar rights granted with respect to Intellectual Property; (j) Liens created under applicable federal, state or foreign securities Laws; and (k) other Liens (other than with respect to Intellectual Property) that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personally Identifiable Information” means information that identifies or, together with other reasonably available information, is reasonably capable of being used to identify, a natural person, or that otherwise constitutes “personal information”, “personal data”, or a similar term under applicable data privacy Laws.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Amount” means the aggregate amount of any and all accrued unpaid Income Taxes of the Purchased Entity and its Subsidiaries for any Pre-Closing Tax Period(provided that the Pre-Closing Tax Amount shall not be less than zero in the aggregate), which shall (a) be determined in the case of any Staddle Period in accordance with the principles of Section 7.8, (b) be reduced by the amount of Tax refunds to the extent such Tax refunds are actually converted into cash within ninety (90) days after the Closing Date, and reduced by any credits and overpayments constituting recorded receivables, (c) exclude (i) any assets or liabilities in respect of deferred or contingent Taxes, (ii) any Taxes of Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries), any Taxes that are reported or required to be reported on a Seller Combined Tax Return and any Taxes relating to any Flow-Through Income Tax Return and (iii) any Tax reflected, reserved, accrued, recorded or included in the Closing Working Capital, the Adjustment Amount or the Closing Funded Debt (without giving effect to clause (j) of the definition of “Funded Debt”) as finally determined pursuant to this Agreement and (d) be calculated (x) as of the end of the day on the Closing Date, disregarding any actions outside the ordinary course of business on the Closing Date after the Closing, (y) by taking into account all Tax deductions arising from items included as a liability in Closing Funded Debt and all other Tax deductions (and, for the absence of doubt, Tax Relief and Tax Relief Surrender) reportable for Income Tax purposes by the Purchased Entity or any of its Subsidiaries in the applicable Pre-Closing Tax Period to the extent deductible under applicable Tax Law at a “more likely than not” (or higher) level of confidence and treating any “success-based fees” as 70% deductible in accordance with Rev. Proc. 2011-29 and (z) otherwise in accordance with the past practices of or with respect to the Purchased Entity or its applicable Subsidiary in filing Tax Returns.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Proceeding” means any judicial, administrative or arbitral action, suit, litigation, arbitration, claim or proceeding by or before any Governmental Entity.

“Purchased Entity Benefit Plan” means each Seller Benefit Plan that is (i) solely sponsored or maintained by the Purchased Entity or any of its Subsidiaries or (ii) maintained or contributed to by Seller or any of its Affiliates primarily for the benefit of the Business Employees or Former Business Employees.

“Purchased Entity Employee” means any individual who is employed by the Purchased Entity or any of its Subsidiaries immediately prior to the Closing.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules dated as of the date of this Agreement, provided by Purchaser to Seller.

“Purchaser Initial Percentage” means fifty-five percent (55%).

“Purchaser Licensed IP” means the Business Intellectual Property (including Misallocated Business IP transferred to Purchaser after the Closing) used or practiced in, or necessary for, the operation of the Retained Businesses immediately prior to Closing, but excluding any rights in (a) software (other than portions of software owned by the Purchased Entity or any of its Subsidiaries immediately after Closing that have also been embedded into the proprietary software of Seller or any of its Affiliates as at Closing, provided that such exception to the foregoing exclusion of software shall not include, for the avoidance of doubt, software that is a product offering of the Purchased Entity or its Subsidiaries or that will otherwise be governed under any Commercial Agreement or the other agreements to be entered into between the Parties as contemplated pursuant to Section 5.10(g)), (b) Internet Properties and (c) Trademarks.

“Purchaser Material Adverse Effect” means any event, change, occurrence, development or effect that, individually or in the aggregate, materially impairs, hinders or delays or would reasonably be expected to materially impair, hinder or delay, the ability of Purchaser and its Affiliates to perform their obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby.

“Put Option Letter” means a put option letter delivered by Purchaser to Seller concurrently with the execution of this Agreement pursuant to which, among other things, Purchaser made an irrevocable and binding offer to purchase the assets and equity interests set forth therein.

“Regulatory Approvals” means (a) the expiration or termination of any waiting period applicable to the Transaction under the HSR Act and (b) all other Approvals from Governmental Entities that are required under applicable Law (including pursuant to any Regulatory Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement, including as may be required to transfer, assign or revoke and reissue the Business Permits in connection therewith.

“Regulatory Laws” means (i) all Laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition, restraining trade (including the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act and the Federal Trade Commission Act) or creating or strengthening a dominant position or (b) prohibit, restrict or regulate foreign investments and (ii) all Financial Services Requirements and Gaming Laws.

“Representatives” of a Person means such Person’s Affiliates and any officer, director, employee, manager, managing member or general partner of such Person or its Affiliates or any investment banker, attorney, accountant, consultant, tax or financial advisor or other advisor or representative of such Person or its Affiliates.

“Required Debt Proceeds Amount” means an amount equal to (i) the Loan Amount, minus (ii) any Seller Excess Transaction Expenses to the extent actually paid by the Purchased Entity in connection with the Closing (it being understood, that any Seller Excess Transaction Expenses that so reduce the Required Debt Proceeds Amount shall not be Retained Liabilities, and neither Seller nor any of its Affiliates shall have any further liability therefor or obligation in respect thereof).

“Retained Claim” means any claim, cause of action, defense, right of offset or counterclaim, or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent related to the Excluded Assets, Retained Liabilities or the Retained Businesses.

“Retained Liabilities” means all of the Liabilities of Seller and its Affiliates (including the Purchased Entity and its Subsidiaries) that are not Assumed Liabilities, in each case whether accruing or arising prior to, on or after the Closing, including the following:

(a) Except as set forth in clauses (h) and (j) to the definition of “Assumed Liabilities”, any Indebtedness of the Seller and its Affiliates (including the Purchased Entity and its Subsidiaries);

(b) Liabilities for which Seller specifically has responsibility pursuant to this Agreement;

(c) Liabilities to the extent arising out of or related to the Excluded Assets (other than any Liabilities for which Purchaser, the Purchased Entity or any of their respective Affiliates specifically has responsibility pursuant to the terms of this Agreement or any Transaction Document);

(d) Liabilities to the extent arising out of or related to Retained Litigation Matters;

(e) Except as expressly set forth in Article VI, the sponsorship of and all Liabilities at any time relating to or arising out of or in connection with or pursuant to any Seller Benefit Plan (other than any Purchased Entity Benefit Plan) and any other compensation or benefit plan, program, policy, agreement, contract or arrangement of any kind at any time maintained, sponsored, contributed to or required to be contributed to by Seller or any of its Affiliates or under or with respect to which Seller or any of its Affiliates has any Liabilities (other than any Purchased Entity Benefit Plan);

(f) Except as expressly set forth in Article VI or with respect to any Purchased Entity Benefit Plan, Liabilities relating to or arising out of the employment, or termination of employment of any director, officer, employee, consultant, or independent contractor of the Seller and its Affiliates (other than any Business Employees, Former Business Employees or Business Independent Contractors), including any Liabilities for any actual or prospective work relationship or the termination thereof;

(g) Liabilities for Excluded Taxes;

(h) All fees, costs and expenses of brokers, finders, outside counsel, financial advisors, accountants, consultants and other professional advisors incurred by Seller or any of its Subsidiaries prior to the Closing in connection with the negotiation, execution and performance of this Agreement and the other Transaction Documents (except as provided in such other Transaction Documents) and the transactions contemplated hereby and thereby (collectively, the “Retained Transaction Expenses”), other than Shared Retained Transaction Expenses or Seller Excess Transaction Expenses that reduce the Required Debt Proceeds Amount;

(i) Except as otherwise expressly provided in this Agreement (including pursuant to Section 5.1(g), Section 5.15, Section 11.12, Liabilities to the extent relating to or arising directly out of the Pre-Closing Restructuring Steps and the settlement of intercompany balances and accounts set forth in Section 5.6 (other than (x) Liabilities in respect of Taxes or (y) other Liabilities, in the case of this clause (y), to the extent included in Closing Funded Debt or Closing Working Capital or the Adjustment Amount); and

(j) Liabilities to the extent relating to or arising out of (i) claims made by or on behalf of holders of any securities (including debt securities) of Seller or any of its Affiliates (other than the Purchased Entity or any of its Subsidiaries) solely in their capacities as such, (ii) any filings by Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries (including the Worldpay Entities and their Subsidiaries) with the SEC, (iii) indemnification obligations to any current or former director or officer of Seller or its Affiliates in their capacities as such in respect of indemnification claims for occurrences arising prior to the Closing, and (iv) any claims for breach of fiduciary duties prior to the Closing brought against any current or former directors or officers of Seller or its Affiliates in their capacities as such.

“Retained Litigation Matters” means the matters set forth on Section 1.1(j) the Seller Disclosure Schedules.

“Sale Process” means all matters relating to the sale or separation of, or third-party investment in, the Business and the review of strategic alternatives with respect to the Business (including the potential spin-off of the Business), and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business or Excluded Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission and/or the Consolidated List of Asset Freeze Targets maintained by His Majesty’s Treasury in the UK; (b) any Person located, organized or ordinarily resident in a Sanctioned Country; (c) the government or any agency or instrumentality of the government of a Sanctioned Country; or (d) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, as applicable, by a Person or Persons described in clauses (a) through (c).

“Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Kingdom, the European Union and the United Nations Security Council.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means any employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and any bonus, commission, equity option, equity purchase, restricted equity or other equity or equity-based, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, jubilee, termination indemnity, provident fund, employment, individual independent contractor, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other compensation or benefit plan, program, policy, Contract, agreement or arrangement, (a) that is sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates (but excluding any such plan, program or arrangement required by applicable Law and sponsored by a Governmental Entity), in each case providing benefits to any Business Employee or Former Business Employee (or their beneficiaries or dependents) or (b) under which the Purchased Entity or a Subsidiary thereof has any Liability or any obligation to contribute (whether actual or contingent).

“Seller Combined Tax Return” means any combined, consolidated, affiliated, or unitary Tax Return that includes Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries), on the one hand, and any of the Purchased Entity or its Subsidiaries, on the other hand, it being understood that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not be considered a Seller Combined Tax Return.

“Seller Current Percentage” means forty-five percent (45%).

“Seller Excess Transaction Expenses” means the amount of Retained Transaction Expenses in excess of the amount of Shared Retained Transaction Expenses.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to Purchaser.

“Seller Entities” means Seller and all of its Subsidiaries that transfer Secondary Equity Interests or Transferred Assets pursuant to this Agreement (it being understood that the Seller Entities shall not include the Purchased Entity or any of its Subsidiaries).

“Seller Licensed IP” means the Intellectual Property (a) owned, as of immediately following the Closing, by Seller or any of its Affiliates (other than the Purchased Entity or any of its Subsidiaries) or transferred back to Seller or its Affiliates as Misallocated Retained Business IP and (b) used or practiced in, or necessary for, the operation of the Business immediately prior to Closing, but excluding any rights in (x) software (other than portions of software owned by Seller or any of its Affiliates immediately after Closing that have also been embedded into the proprietary software of the Purchased Entity or its Subsidiaries as at Closing, provided that such exception to the foregoing exclusion of software shall not include, for the avoidance of doubt, software that is a product offering of any of Seller or its Affiliates or that will otherwise be governed under any Commercial Agreement or the other agreements to be entered into between the Parties as contemplated pursuant to Section 5.10(g)), (y) Internet Properties and (z) Trademarks.

“Sponsor Bank” means each of the top five (5) banking organizations that provides Network sponsorship to the Purchased Entity (or Subsidiaries thereof) for purposes of operating the Business.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; provided that, (a) prior to the Closing, (i) the Purchased Entity (and any Subsidiary thereof) shall be deemed to be a Subsidiary of Seller, (ii) references to Subsidiaries of the Purchased Entity shall include the Worldpay Entities and their Subsidiaries, whether or not such Worldpay Entities or their Subsidiaries are Subsidiaries of the Purchased Entity as of the date hereof, and (b) from and after the Closing, the Purchased Entity (and any Subsidiary thereof) (i) shall not be deemed to be a Subsidiary of Seller or any of its Affiliates, including any other Seller Entity and (ii) shall be deemed to be a Subsidiary of Purchaser as of immediately after the Closing (and continuing for so long thereafter as determined in accordance with this definition).

“Tangible Personal Property” means machinery, equipment, hardware, furniture, fixtures, tools, tangible Information Technology and all other tangible personal property, it being understood that Tangible Personal Property shall not include any Intellectual Property.

“Target Working Capital” means $959,038,749.

“Tax” means any and all federal, state, local or non-U.S. taxes imposed by any Governmental Entity, including all net income, franchise, estimated, real property gains, registration, severance, disability, gross receipts, capital, sales, use, ad valorem, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, escheat, abandoned or unclaimed property, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum, digital services, and occupation, and any other taxes, assessments, duties, or similar charges imposed by any Governmental Entity, together with all interest, penalties and additions to tax imposed by any Governmental Entity with respect to such amounts.

“Tax Opinions” means written opinions from Kirkland & Ellis LLP and Ernst & Young LLP (each, a “Tax Advisor”), dated as of the date of the Debt-Financed Distribution, to the effect set forth in Section 7.10 of the Seller Disclosure Schedules.

“Tax Proceeding” means any claim, audit, action, suit, proceeding, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Relief” means any loss, deduction, credit, set-off, allowance or exemption in respect of Tax or any right to or actual repayment or refund of Tax, including any repayment supplement, fee or interest relating to any of the foregoing.

“Tax Relief Surrender” means any action or agreement by which a Tax Relief was surrendered, transferred, allocated or otherwise made available by any of the Seller Entities or their Affiliates (other than the Purchased Entity and its Subsidiaries) to the Purchased Entity or any its Subsidiaries in respect of a Pre-Closing Tax Period.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority with respect to Taxes (including any schedules, exhibits, or attachments thereto) and any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Trademark” means any trademark, service mark, trade dress, trade name, corporate name or similar designation of source of origin, whether or not registered, and all goodwill associated with the use of and symbolized by any of the foregoing.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Commercial Agreements, the Amended and Restated LLC Agreement, the Registration Rights Agreement and all other agreements, documents, certificates and instruments executed and delivered in connection with the transactions contemplated by this Agreement (including the certificates referred to in Section 8.2(d) and Section 8.3(c), respectively).

“Transfer of Undertakings Directive” means the Council of the European Union Directive 2001/23/EC of March 21, 2001 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of undertakings or businesses and/or local implementing legislation, both as amended from time to time.

“Transferred Assets” means all of the Seller Entities’ and their Subsidiaries’ and Affiliates’ (including the Purchased Entity’s and its Subsidiaries’) right, title and interest as of the Closing in and to:

(a) One hundred percent (100%) of the equity interests (the “Worldpay Entity Interests”) in the entities listed on Section 1.1(k)(i) of the Seller Disclosure Schedules or any successor thereto (the “Worldpay Entities”); provided that Seller may update Section 1.1(k)(i) of the Seller Disclosure Schedules by written notice to Purchaser prior to the Closing Date to add any New Subsidiaries, subject to Section 5.14;

(b) (i) Each Contract to which Seller or any Seller Entity or any Subsidiary thereof is a party or by which any of its assets is bound that is exclusively related to the Business or is set forth on Section 1.1(k)(ii) of the Seller Disclosure Schedules, and (ii) subject to Section 5.15, those portions, and only those portions (and preserving the meaning thereof), of any Shared Contract the extent related to the Business (collectively, such Contracts or portion of such Contracts, as the case may be, the “Specified Business Contracts”); provided that Specified Business Contracts shall not include any Derivative Contracts;

(c) The owned real property listed on Section 1.1(k)(iii) of the Seller Disclosure Schedules, together with all improvements, fixtures and appurtenances thereto (the “Owned Real Property”);

(d) The leases listed in Section 1.1(k)(iv) of the Seller Disclosure Schedules, including the right to all security deposits or other amounts and instruments deposited thereunder (the real property governed by such leases, the “Leased Real Property”);

(e) The (i) Patents, Internet Properties, Trademarks and other Intellectual Property identified on Section 1.1(k)(v) of the Seller Disclosure Schedules, (ii) Worldpay Marks and (iii) all other Intellectual Property (subject to Section 5.17(c), excluding Patents, domain name registrations, Trademark registrations and applications, and FIS Marks) that is owned by Seller or any of its Subsidiaries and is primarily used (or held for use) for, was primarily developed for, or is primarily related to the Business, including in each case of (i) through (iii), together with all Ancillary Rights with respect thereto ((i) through (iii) collectively, “Business Intellectual Property”);

(f) Any and all Tangible Personal Property primarily used, or held primarily for use, in the operation of the Business (including any and all Tangible Personal Property located at any Owned Real Property or Leased Real Property and primarily used, or held primarily for use, in the operation of the Business) (collectively, the “Transferred Tangible Personal Property”);

(g) Any and all accounts receivable and other current assets of the Business, and all Cash Amounts of the Purchased Entity and its Subsidiaries as of immediately prior to the Closing (other than, for the avoidance of doubt, any Cash Amounts distributed to or required to be distributed to Seller pursuant to the Debt-Financed Distribution or Additional Cash Distribution referred to in Article II);

(h) Any and all prepaid expenses and security deposits of the Business;

(i) Any and all raw materials, work-in-process, finished goods, supplies and other inventories primarily used, or held primarily for use, by the Business (including any of the foregoing that has been paid for by or on behalf of Seller or any of its Subsidiaries prior to Closing but as to which Seller or one of its Subsidiaries has not taken title or delivery at the time of Closing) (collectively, the “Inventory”);

(j) Any and all Permits primarily used, or held primarily for use by, the Business, including those Permits set forth on Section 1.1(k)(vi) of the Seller Disclosure Schedules (collectively, the “Business Permits”);

(k) Any and all goodwill of the Business;

(l) Any and all claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent related to or arising out of the Business or any Transferred Asset, and all proceeds of any settlement of any such claims, counterclaims, causes of actions or defenses (for the avoidance of doubt, other than any Retained Claim and any claims and defenses to the extent in respect of any assets identified as Excluded Assets);

(m) Any and all documents, data, databases, instruments, papers, books, records (other than Tax Returns (or any portion of any Tax Return) and other books and records related to (i) Taxes that are not primarily related to the Purchased Entity or any of its Subsidiaries or any Transferred Asset or the Business or (ii) any consolidated, combined, affiliated or unitary group for Tax purposes that includes Seller or any of its Affiliates that is not the Purchased Entity or any of its Subsidiaries), books of account and files (including Business Employee and third party emails and correspondence, customer and supplier lists and repair and performance records), catalogs, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case, to the extent primarily related to the Business and in the possession or control of the Seller Entities or any of their Subsidiaries; provided that (i) the Seller Entities will be permitted to retain any books, records or other materials to the extent required to do so by Law (in which case copies of such materials will, to the extent permitted by Law, be provided to the Purchased Entity), (ii) the Seller Entities will be permitted to retain personnel and employment records for employees and former employees who are not Transferred Employees and for Transferred Employees, to the extent required by applicable Law, (iii) for the avoidance of doubt any books, records or other materials that may be located in a facility of the Business (including the Owned Real Property and the Leased Real Property) to the extent not primarily related to the Business shall not constitute Transferred Assets and (iv) the Transferred Assets shall include copies of all documents, data, databases, instruments, papers, books, records, books of account and files, catalogues, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case, to the extent related to (but not primarily related to) the Business and in the possession or control of the Seller Entities or any of their Subsidiaries; provided, further, that, with respect to any such books, records or other materials that are Transferred Assets pursuant to this clause (m), the Seller Entities shall be permitted to keep (A) copies of such books, records or other materials to the extent required to comply with applicable Law or pursuant to internal compliance procedures, (B) copies of such books, records or other materials to the extent they are relevant to any Excluded Assets, (C) such books, records or other materials in the form of so called “back-up” electronic tapes retained for record retention or other compliance purposes in the ordinary course of business and subject to compliance with Section 5.3 and (D) copies of all documents, data, databases, instruments, papers, books, records, books of account and files, catalogues, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case, to the extent related to any Retained Businesses;

(n) The insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements listed in Section 1.1(k)(vii) of the Seller Disclosure Schedules (the “Business Insurance Policies”) for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies, binders and interests for all periods before, through and after the Closing;

(o) Except as set forth in Article VI, any and all assets and the sponsorship of the Purchased Entity Benefit Plans (other than any assets that are controlled by a third party or Governmental Entity);

(p) The assets set forth on Section 1.1(k)(viii) of the Seller Disclosure Schedules; and

(q) Any other assets (other than those identified in the foregoing categories) primarily used, or held primarily for use, in the operation of the Business, wherever located, whether tangible or intangible, real, personal or mixed (other than any assets identified as Excluded Assets in the definition of “Excluded Assets”).

Notwithstanding anything in this Agreement to the contrary but subject to Section 5.14, prior to the Closing Date, Seller may take (or cause one or more of its Affiliates to take) such action as is reasonably necessary, advisable or desirable to transfer any Transferred Assets to the Purchased Entity or its Subsidiaries for such consideration or for no consideration, as may be determined by Seller in its sole discretion. Any action taken pursuant to Section 5.17 after the Closing Date shall be deemed for purposes of calculating the Closing Working Capital and the Closing Funded Debt pursuant to Section 2.12 to have occurred as of immediately prior to 12:01 a.m. (Eastern Time) on the Closing Date. For the avoidance of doubt, Seller and its Subsidiaries shall not be required to transfer any assets of the Worldpay Entities and their Subsidiaries other than through the transfer of the Seller Entities’ right, title and interest in the Worldpay Entity Interests.

Notwithstanding anything in this Agreement to the contrary, (i) Certegy SAS, a French simplified joint-stock company (“Certegy”), shall not be included in the Transferred Assets and (ii) Business Employees shall not include any French employees of FIS Financial Systems (France) SAS, a French simplified joint stock company (“FIS France”), in each case, unless Seller has exercised the put option in accordance with the terms of the Put Option Letter. Upon exercise by Seller of such put option, Certegy shall be deemed to be included in the Transferred Assets and Business Employees shall be deemed to include any French employee of FIS France, in each case to the extent otherwise consistent with the definitions of “Transferred Assets” and “Business Employee”, respectively.

The Parties acknowledge and agree that a single asset may fall within more than one of clauses (a) through (q) in this definition of “Transferred Assets” such fact does not imply that any duplication of such asset is required.

“Treasury Regulations” shall mean the U.S. Treasury regulations promulgated under the Code.

“U.S. Business Employee” means each Business Employee who is not an International Business Employee.

“U.S. Inactive Business Employee” means any U.S. Business Employee who is on long term disability leave or short term disability leave as of the Closing Date.

“U.S. Purchased Entity Benefit Plan” means each Purchased Entity Benefit Plan in which U.S. Business Employees are eligible to participate or receive benefits.

“U.S. Seller Benefit Plan” means each Seller Benefit Plan in which U.S. Business Employees are eligible to participate or receive benefits.

“VAT” means (a) any Tax imposed pursuant to the United Kingdom Value Added Tax Act 1994 and any regulations supplemental thereto, (b) any Tax imposed in compliance with European Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax and any national legislation implementing that Directive, and (c) any equivalent or similar Tax imposed under the laws of any jurisdiction that is not the United Kingdom or a Member State of the European Union.

“Willful Breach” means a material breach of one or more covenants that have primarily been the cause of the failure of the Closing to occur prior to the date of the termination of this Agreement pursuant to Section 9.1(b) by Seller or Section 9.1(c) by Purchaser, which breach is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s action or failure to act would constitute a material breach of this Agreement (it being understood that all damages relating to any claim for Willful Breach must be proved by clear and convincing evidence).

“Working Capital” means, as of any time, the net working capital of the Business calculated by subtracting (a) the sum of the amounts as of such time of the current liabilities of the Business, from (b) the sum of the amounts as of such time of the current assets of the Business, in each case calculated in a manner consistent with the Illustrative Working Capital Calculation set forth on Section 1.1(l) of the Seller Disclosure Schedules (the “Illustrative Working Capital Calculation”) (including the specific adjustments set forth therein); provided, however, that in no event shall Working Capital include (i) any Cash and Cash Equivalents (as such term is set forth on and calculated in accordance with row 10 of the Cash Amounts Principles) or any amount included in Funded Debt, (ii) any Excluded Assets or Retained Liabilities, (iii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing, (iv) any deferred asset or deferred liability in respect of Taxes, (v) settlement deposits and merchant float, settlement receivables, settlement payable or settlement liabilities (assets) (in each case, as such terms are set forth in and calculated in accordance with the Illustrative Working Capital Calculation) or (vi) any asset or liability in respect of income Taxes or contingent Taxes.

“Worldpay Marks” means any and all Trademarks that incorporate or include the word “Worldpay,” together with any translations, transliterations, variations or derivatives thereof, and any logos incorporating or associated with any of the foregoing, either alone or in combination with other words, Trademarks or elements (but, in each case, excluding combinations with FIS Marks), and including any Trademarks confusingly similar thereto.

Section 1.2 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

ABO	6.6(b)
Acquisition Proposal	5.3(c)
Additional Cash Distribution	2.8
Agreement	Preamble
Allocation	2.13(c)
Allocation Schedule	2.13(a)
Alternative Financing	5.7(c)
Amended and Restated LLC Agreement	5.18(b)
Anti-Corruption Laws	3.12(b)
Approvals	5.15(a)
Balance Sheet Date	3.7(a)
Bank Debt Merger Sub	Preamble
Base Secondary Equity Interests Cash Consideration	See definition of Closing Secondary Equity Interests Cash Consideration, 1.1
Bond Debt Merger Sub	Preamble
Business Financial Information	3.7(a)
Business Insurance Policies	See definition of Transferred Assets, 1.1
Business Intellectual Property	See definition of Transferred Assets, 1.1
Business Permits	See definition of Transferred Assets, 1.1
Business Software	3.10(e)
Cash Amounts Principles	See definition of Cash Closing Cash Shortfall, 1.1

Cash Balance Sheet Contributions	2.11(c)
Cash Contribution	2.5
Cash Incentive Compensation	6.8
Cash Shortfall Contributions	2.11(c)
CFC	7.9(b)
Closing	2.9
Closing Date	2.9
Closing Statement	2.11(b)
Collection Costs	9.4(b)
Commercial Agreements	5.18(c)
Commitment Letters	4.6(c)
Confidential Business Information	5.3(b)
Confidentiality Agreement	5.3(a)
Conforming Determinations	7.9(b)
Continuation Period	6.2(a)
control	See definition of Affiliate, 1.1
controlled by	See definition of Affiliate, 1.1
Current Representation	11.15(a)
Data Security Requirements	3.22(a)
DC Transfer Amounts	6.5(b)
Debt Commitment Letter	Section 4.6(a)
Debt Financing	Section 4.6(a)
Debt Merger Agreements	2.3
Debt Merger Subs	Preamble
Debt Mergers	2.3
Debt-Financed Distribution	2.4
Deferred Compensation Participants	6.7(a)
Definitive Agreements	5.7(a)
Delayed Employment Period	6.1(d)
Delayed Transfer Employee	6.1(d)
Designated Person	11.15(a)
Dispute Notice	2.12(b)
Dispute Resolution Period	2.12(b)
Dutch AML Act	3.12(b)
Equity Commitment Letter	4.6(c)
Equity Financing	4.6(c)
Equity Investors	4.6(c)
Estimated Adjustment Amount	2.11(b)
Estimated Closing Cash Shortfall	2.11(b)
Estimated Closing Funded Debt	2.11(b)
Excess Amount	See definition of Adjustment Amount, 1.1
Excluded Information	See definition of Financing Information, 1.1
Fair Value	Section 4.11
FCPA	3.12(b)
Final Secondary Equity Interests Cash Consideration	2.12(d)
Financing	4.6(c)

Financing Amounts	4.6(e)
Financing Authorization Letters	5.7(c)
Financing Entities	See definition of Financing Parties, 1.1
Guarantees	5.9
Guaranty	Recitals
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Independent Accounting Firm	2.12(b)
Intended Tax Treatment	7.5
Interim Secured Debt	Section 2.10(b)(vi)
International Transferred Employee	6.1(e)
Inventory	See definition of Transferred Assets, 1.1
Joint Steering Committee	5.19
Leased Real Property	See definition of Transferred Assets, 1.1
Lenders	Section 4.6(a)
Material Contracts	3.12(a)
Misallocated Business IP	Section 5.17(c)
Misallocated Retained Business IP	Section 5.17(c)
Networks	3.13(d)
New Plans	6.2(c)
New Subsidiaries	3.23(b)
Objection Rights	6.1(b)
OFAC	See definition of Sanctioned Person, 1.1
Offer Employee	6.1(c)
Old Plans	6.2(c)
Outside Date	9.1(d)
Owned Real Property	See definition of Transferred Assets, 1.1
Parties	Preamble
PBGC	Section 3.17(c)
Pension Transfer Amounts	6.6(c)
Phase-Out Period	5.10(a)
Post-Closing Covenant	10.1(c)
Post-Closing Representation	11.15(a)
Post-Closing Statement	2.12(a)
Pre-Closing Restructuring Steps	5.14
Pre-Closing Structure	5.14
Pre-Closing Tax Return	7.2(a)
Primary Equity Interests	2.5
Privileged Communications	11.15(b)
Processing Matters	3.13(d)
Prohibited Modifications	5.7(b)
Property Taxes	7.8
Purchased Entity	Preamble
Purchased Entity Covered Person	5.16(b)

Purchased Entity DC Plans	6.5(a)
Purchased Entity Deferred Compensation Plans	6.7(a)
Purchased Entity Equity Interests	Recitals
Purchased Entity FSA Plan	6.2(e)
Purchaser	Preamble
Purchaser Indemnified Parties	10.2(a)
Purchaser Related Parties	9.4(c)
Purchaser Severance Amount	Section 6.2(b)
Purchaser’s Allocation	2.13(b)
Reduction	7.5
Registered Business IP	3.10(a)
Registration Rights Agreement	5.18(b)
Relevant Assets	2.13(a)
Retained Businesses	See definition of Business, 1.1
Retained Transaction Expenses	See definition of Retained Liabilities, 1.1
Reverse Termination Fee	9.4(a)
Sale	2.6
Sale Process NDA	5.3(a)
Sample Closing Statement	2.11(a)
SEC	Article III
Secondary Equity Interests	2.6
Seller	Preamble
Seller Covered Person	5.16(a)
Seller DC Plans	6.5(a)
Seller Deferred Compensation Plans	6.7(a)
Seller FSA Plan	6.2(e)
Seller Indemnified Parties	10.3(a)
Seller Insurance Policies	5.11
Seller Related Parties	9.4(c)
Seller Tax Group	See definition of Excluded Assets, 1.1
Seller’s Notice	2.13(b)
Shared Contract	5.15(e)
Shortfall Amount	See definition of Adjustment Amount, 1.1
Specified Business Contracts	See definition of Transferred Assets, 1.1
Specified Date	9.1(d)
Specified Termination	9.4(a)
Tax Consideration	2.13(a)
Third Party Claim	10.5(a)
Trade Controls	3.13(f)
Transaction	Recitals
Transfer Taxes	7.7

Transferee Pension Plans	6.6(a)
Transferor Pension Plans	6.6(a)
Transferred Employees	6.1(e)
Transferred FSA Balances	6.2(e)
Transferred Pension Plan Participants	6.6(a)
Transferred Tangible Personal Property	See definition of Transferred Assets, 1.1
Transition Services Agreement	5.18(a)
TUD Employee	6.1(b)
U.S. Transferred Employee	6.1(e)
under common control with	See definition of Affiliate, 1.1
Worldpay Entities	See definition of Transferred Assets, 1.1
Worldpay Entity Interests	See definition of Transferred Assets, 1.1

ARTICLE II

TRANSACTIONS; CLOSING

Section 2.1 Order of Closing Steps. Subject to the terms and conditions of this Agreement, at the Closing, and in any event following the Partnership Recapitalization, the actions set forth in Section 2.2 through Section 2.8 shall be taken in the order set forth in Section 2.2 through Section 2.8, unless otherwise agreed in writing by Seller and Purchaser.

Section 2.2 Incurrence of Debt.

(a) Subject to the terms and conditions of this Agreement (including, without limitation, Section 5.8(d)) and the Debt Commitment Letter, at or prior to the Closing:

(i) Bond Debt Merger Sub, together with an entity to be formed in a European jurisdiction that shall be (x) a co-issuer (together with the Bond Debt Merger Sub) of any euro-denominated debt securities and (y) a “disregarded” entity of Bond Debt Merger Sub for federal income tax purposes, shall issue debt securities in an amount equal to the applicable portion of the Loan Amount consisting of debt securities as determined by Purchaser, and

(ii) Bank Debt Merger Sub shall borrow from the sources of the Debt Financing or the Alternative Financing, as applicable, loans under commercial bank or other credit facilities in an amount equal to the applicable portion of the Loan Amount consisting of commercial bank or other credit facilities as determined by Purchaser.

(b) Each of Bank Debt Merger Sub and Bond Debt Merger Sub shall cause the applicable portion of the Loan Amount to be delivered by such sources of the Debt Financing or the Alternative Financing (or, if all or any portion of the Loan Amount is funded into escrow prior to the Closing, shall cause such proceeds or portion thereof to be released from escrow at the Closing) to Bank Debt Merger Sub or Bond Debt Merger Sub, as applicable, in immediately available funds by wire transfer to an account or accounts of Bank Debt Merger Sub or Bond Debt Merger Sub, as applicable, as designated by Purchaser.

Section 2.3 Debt Mergers. Pursuant to (a) an agreement and plan of merger by and between Bank Debt Merger Sub and NewCo Borrower and (b) an agreement and plan of merger by and between Bond Debt Merger Sub and NewCo Borrower, in each case, which shall be in form and substance reasonably acceptable to Seller and Purchaser and which Seller and Purchaser shall cause Bank Debt Merger Sub or Bond Debt Merger Sub, as applicable, and NewCo Borrower to enter into following the Partnership Recapitalization and prior to the Closing (each a “Debt Merger Agreement” and, collectively, the “Debt Merger Agreements”), each of Bank Debt Merger Sub and Bond Debt Merger Sub shall merge with and into NewCo Borrower (each a “Debt Merger” and, collectively, the “Debt Mergers”), with NewCo Borrower continuing as the surviving constituent entity, all limited liability interests or other capital stock of Bank Debt Merger Sub and Bond Debt Merger Sub being cancelled for no consideration and the limited liability company interests in NewCo Borrower continuing unaffected. Subject to the terms and conditions of this Agreement, the Debt Mergers shall be effected at the Closing following receipt of the Loan Amount by Bank Debt Merger Sub and Bond Debt Merger Sub, as applicable, as described in Section 2.2, pursuant to the Debt Merger Agreements and in accordance with the terms of this Agreement and, as applicable, the Delaware General Corporation Law or Delaware Limited Liability Company Act, and pursuant to a certificate of merger executed and filed with the Secretary of State of the State of Delaware by NewCo Borrower and, as applicable, Bank Debt Merger Sub or Bond Debt Merger Sub. Seller shall cause NewCo Guarantor to approve NewCo Borrower’s entry into, and to adopt, the Debt Merger Agreements and the consummation of the Debt Mergers, in each case, in its capacity as the sole member of NewCo Borrower. Purchaser shall approve each of Bank Debt Merger Sub’s and Bond Debt Merger Sub’s entry into and adoption of the applicable Debt Merger Agreement and the consummation of the applicable Debt Merger, in each case in its capacity as the sole member or shareholder, as applicable, of Bank Debt Merger Sub or Bond Debt Merger Sub, as applicable.

Section 2.4 Debt-Financed Distribution. Subject to the terms and conditions of this Agreement, at the Closing, following the Debt Mergers, (a) NewCo Borrower shall, and Seller shall cause NewCo Borrower to, distribute the Required Debt Proceeds Amount to NewCo Guarantor, (b) NewCo Guarantor shall, and Seller shall cause NewCo Guarantor to, following receipt of such amount, distribute the Required Debt Proceeds Amount to the Purchased Entity, and (c) the Purchased Entity shall, following receipt of such amount, distribute the Required Debt Proceeds Amount to Seller and its Affiliates who hold Class A Units and Class B Units in the Purchased Entity, pro rata in accordance with ownership of such equity interests (the “Debt-Financed Distribution”).

Section 2.5 Cash Contribution. Subject to the terms and conditions of this Agreement, at the Closing, following the consummation of the steps and transactions described in Section 2.4, Purchaser shall contribute the Contributed Amount to the Purchased Entity in exchange for a number of Class A Units and Class B Units of the Purchased Entity, having the rights and restrictions set out in the Amended and Restated LLC Agreement (the “Primary Equity Interests”), free and clear of all Liens, other than restrictions on transfer under applicable securities Laws and Liens created by any of the Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Transaction or any of the transactions contemplated by this Agreement (the “Cash Contribution”). In the Cash Contribution, Purchaser shall deliver to the Purchased Entity an amount in cash in immediately available funds equal to the Contributed Amount by payment by wire transfer(s) to one or more bank accounts designated in writing by Seller on behalf of the Purchased Entity (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date.

Section 2.6 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, following the consummation of the steps and transactions described in Section 2.5, Seller shall, and shall cause the other Seller Entities to, sell, convey assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered to Purchaser, and Purchaser shall accept, purchase and acquire from Seller and the other Seller Entities, a number of Class A and Class B Units of the Purchased Entity, having the rights and restrictions set out in the Amended and Restated LLC Agreement, such that, taking into account the Primary Equity Interests, Purchaser owns 55% of the Class A Units and Class B Units and the Seller Entities, in the aggregate, own 100%-55% of the Class A Units and Class B Units of the Purchased Entity (the equity interests sold pursuant to this Section 2.6, the “Secondary Equity Interests”) and 100% of the Class E-1 Units, Class E-2 Units and Class E-3 Units of the Purchased Entity, free and clear of all Liens, other than restrictions on transfer under applicable securities Laws and Liens created by any of the Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Transaction or any of the transactions contemplated by this Agreement (the “Sale”).

Section 2.7 Purchase and Sale Consideration. In consideration for the Secondary Equity Interests, Purchaser shall pay to the applicable Seller Entities the Final Secondary Equity Interests Cash Consideration, calculated pursuant to Section 2.11 and Section 2.12 and payable as set forth in Section 2.10(a)(i) and Section 2.12.

Section 2.8 Additional Cash Distribution. Following the Sale, the Purchased Entity shall distribute the Contributed Amount to Seller and those of its Affiliates who hold Class A Units and Class B Units in the Purchased Entity, pro rata in accordance with ownership of such equity interests (the “Additional Cash Distribution”).

Section 2.9 Closing Date. The closing of the Transaction (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 or electronically by the exchange of documents on (a) the third (3rd) Business Day following the date on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the Party entitled to the benefits thereof); provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing), the Closing shall be delayed and occur instead on the date following the satisfaction or waiver of the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing) that is the earlier to occur of (i) any Business Day before or during the Marketing Period as may be specified by Purchaser on no less than three (3) Business Days’ prior written notice to Seller and (ii) three (3) Business Days following the final day of the Marketing Period (subject, in each case of (i) and (ii), to the satisfaction (or, to the extent permitted, waiver by the Party entitled to the benefits thereof) of the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver, to the extent permitted, of such conditions at the Closing)); or (b) at such other place, time and date as may be agreed in writing between Seller and Purchaser. The date on which the Sale occurs is referred to in this Agreement as the “Closing Date.” Notwithstanding anything to the contrary in this Agreement, the Closing shall take place over a period of more than a single calendar day, such period to be mutually and reasonably agreed by Seller and Purchaser.

Section 2.10 Other Closing Deliveries.

(a) At the Closing, Purchaser shall deliver to Seller (or one or more other Seller Entities designated by Seller) the following:

(i) payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), an amount in immediately available funds equal to the Closing Secondary Equity Interests Cash Consideration;

(ii) the certificate to be delivered pursuant to Section 8.3(c);

(iii) a counterpart of the Amended and Restated LLC Agreement, duly executed by Purchaser;

(iv) a counterpart of the Registration Rights Agreement, duly executed by Purchaser;

(v) an IRS form W-9 from Purchaser (or, if Purchaser is disregarded as separate from another Person, such other Person); and

(vi) any other instruments or documents that are necessary to effect the transactions contemplated by this Agreement.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) customary evidence of (A) the assignment of the Secondary Equity Interests to the Purchaser and (B) the allotment and issuance of the Primary Equity Interests to Purchaser;

(ii) the certificate to be delivered pursuant to Section 8.2(d);

(iii) a counterpart of the Transition Services Agreement, duly executed by the Purchased Entity and each Seller Entity named as a party thereto;

(iv) a counterpart of the Amended and Restated LLC Agreement, duly executed by the Purchased Entity and each Seller Entity named as a party thereto;

(v) a counterpart of the Registration Rights Agreement, duly executed by the Purchased Entity and each Seller Entity named as a party thereto;

(vi) only if and to the extent, between the date hereof and the Closing, the Seller or any of its Subsidiaries (including the Purchased Entity) incurs any indebtedness for borrowed money secured by any Transferred Assets (any such indebtedness, “Interim Secured Debt”), customary lien release documents, executed from the Persons to whom such Interim Secured Debt is owed (or the applicable agent thereunder on their behalf) which shall provide that the Liens on the Transferred Assets securing such Interim Secured Debt shall, prior to or substantially concurrently with the Closing, be released and terminated;

(vii) an IRS form W-9 from each Seller Entity (or, in the case of a Seller Entity that is disregarded as separate from another Person, such other Person); and

(viii) any other instruments or documents that are necessary to effect the transactions contemplated by this Agreement.

Section 2.11 Estimated Adjustment; Cash Shortfall Contributions; Cash Balance Sheet Contributions.

(a) Section 2.11(a) of the Seller Disclosure Schedules sets forth a calculation of the Working Capital of the Business, the Closing Cash Shortfall and the Closing Funded Debt of the Purchased Entity and its Subsidiaries, in each case, assuming a Closing Date as of March 31, 2023 (the “Sample Closing Statement”), including the current asset and current liability line items included in the calculation of Working Capital, prepared in accordance with GAAP, applied on a basis consistent with the accounting principles, practices, procedures, methodologies and policies that were employed in preparing the Business Financial Information (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies), as modified by the accounting principles set forth on Section 2.11(a) of the Seller Disclosure Schedules, but in any event consistent with the Cash Amounts Principles (collectively, the “Transaction Accounting Principles”).

(b) At least five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth Seller’s good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) the Closing Cash Shortfall (such estimate of the Closing Cash Shortfall, the “Estimated Closing Cash Shortfall”) and (iii) the Closing Funded Debt (such estimate, the “Estimated Closing Funded Debt”). The Closing Statement shall set forth the calculations of such amounts in a manner consistent with the Sample Closing Statement and be prepared in accordance with the Cash Amounts Principles, the Transaction Accounting Principles and the Illustrative Net Working Capital Calculation, including the use of the same line items and line item entries set forth on and used in the preparation of the Sample Closing Statement. The Estimated Adjustment Amount, the Estimated Closing Cash Shortfall and the Estimated Closing Funded Debt shall be used to calculate the Closing Secondary Equity Interests Cash Consideration to be paid by Purchaser to Seller or the other applicable Seller Entities at the Closing, and the Estimated Closing Cash Shortfall shall be used to calculate the portion of the Cash Shortfall Contributions (if any) to be paid by Purchaser and the Seller Entities at the Closing. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with Section 2.12, it will cause the Purchased Entity and its Subsidiaries not to take any actions with respect to any accounting books, records, policies or procedures on which the Post-Closing Statement is to be based, that would impede or materially delay the final determination of the Post-Closing Statement. Without limiting the generality of the foregoing, no changes shall be made (including any changes reflected in the Post-Closing Statement) in any reserve or other account existing as of the date of the most recent balance sheet included in the Business Financial Information or other amount reflected in such balance sheet, except as a result of events occurring after such date and prior to the Closing and, in such event, only in a manner consistent with the Cash Amounts Principles and the Transaction Accounting Principles. Following delivery of the Closing Statement, Seller shall provide Purchaser and its Representatives with reasonable access in accordance with Section 2.12(c) for purposes of Purchaser’s review of the Closing Statement. Seller shall consider in good faith any comments or corrections provided by or on behalf of Purchaser to the Closing Statement and shall make appropriate revisions to the Closing Statement as are mutually agreed upon between Seller and Purchaser (provided that (i) for the avoidance of doubt, if Seller disagrees in good faith with any such comments, the position of Seller with respect to such comments shall control for purposes of calculating the Closing Secondary Equity Interests Cash Consideration and (ii) such review and comment process shall not cause the Closing to occur after the date it is required to occur pursuant to this Agreement).

(c) If the Estimated Closing Cash Shortfall is a positive number, then on the Closing Date and immediately following the Sale, (i) Purchaser shall contribute to the Purchased Entity aggregate Cash Amounts equal to the Estimated Closing Cash Shortfall multiplied by the Purchaser Initial Percentage and (ii) the Seller Entities shall contribute to the Purchased Entity aggregate Cash Amounts equal to the Estimated Closing Cash Shortfall multiplied by the Seller Current Percentage, in each case by wire transfer of immediately available funds and as a purchase of strips of newly issued Class A Units and Class B Units (at a price of $1,000 per Class A Unit and $0 per Class B Unit and issued in a ratio of 1,000 Class B Units for each Class A Unit) (the “Cash Shortfall Contributions”), it being understood that the Seller Entities’ Cash Shortfall Contributions may be effected via a set-off of the Additional Cash Distribution and that Seller may determine to reduce the Debt-Financed Distribution in order to reduce or eliminate any Closing Cash Shortfall.

(d) At least two (2) Business Days prior to the Closing Date, Purchaser shall deliver written notice to Seller of (i) Purchaser’s good faith estimate of the amount of Purchased Entity-Paid Transaction Expenses to be paid by the Purchased Entity (or a Subsidiary thereof) in connection with or promptly following the Closing (“Estimated Purchased-Entity Paid Transaction Expenses”), and (ii) the aggregate Cash Amounts that Purchaser desires to be contributed by Seller and Purchaser to the balance sheet of the Purchased Entity and its Subsidiaries on the Closing Date to enable the Purchased Entity to pay such Purchased Entity-Paid Transaction Expenses pursuant to Section 11.12 and to support certain Funded Debt obligations that are reflected in the Estimated Closing Funded Debt (such aggregate amount of cash, the “Balance Sheet Cash Amounts”, it being understood that in no event shall the Balance Sheet Cash Amounts exceed the sum of the Estimated Purchased-Entity Paid Transaction Expenses and the Estimated Closing Funded Debt). On the Closing Date and immediately following the Sale, (i) Purchaser shall contribute to the Purchased Entity aggregate Cash Amounts equal to the Balance Sheet Cash Amounts multiplied by the

Purchaser Initial Percentage and (ii) the Seller Entities shall contribute to the Purchased Entity aggregate Cash Amounts equal to the Balance Sheet Cash Amounts multiplied by the Seller Current Percentage (allocated proportionally between the Seller Entities based on ownership of Class B Units prior to giving effect to such contribution), in each case by wire transfer of immediately available funds and as a purchase of strips of newly issued Class A Units and Class B Units (at a price of $1,000 per Class A Unit and $0 per Class B Unit and issued in a ratio of 1,000 Class B Units for each Class A Unit) (the “Cash Balance Sheet Contributions”), it being understood that the Seller Entities’ Cash Balance Sheet Contributions may be effected via a set-off of the Additional Cash Distribution (allocated proportionally between the Seller Entities based on ownership of Class B Units prior to giving effect to such contribution), and that Seller may determine to reduce the Debt-Financed Distribution in order to reduce or eliminate any remaining funding balance.

Section 2.12 Adjustment to Closing Secondary Equity Interests Cash Consideration.

(a) As promptly as reasonably possible and in any event within ninety (90) days after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth Purchaser’s good-faith calculation of the Adjustment Amount, the Closing Cash Shortfall (calculated after giving effect to the Cash Shortfall Contributions) and the Closing Funded Debt. The Post-Closing Statement shall set forth in reasonable detail Purchaser’s calculations of such amounts in a manner consistent with the Sample Closing Statement and shall be prepared in accordance with the Cash Amounts Principles, the Transaction Accounting Principles and the Illustrative Net Working Capital Calculation, including the use of the same line item entries set forth on and used in the preparation of the Sample Closing Statement.

(b) Within sixty (60) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, however, that (x) if Seller does not deliver any Dispute Notice to Purchaser within such sixty (60)-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties and (y) any item not disputed by Seller in the Dispute Notice will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and (ii) Seller’s calculation of the correct amount of such item. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, Alvarez & Marsal or, if Alvarez & Marsal is unavailable or conflicted, another nationally recognized independent accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute; provided that, if Seller and Purchaser are unable to agree on the Independent Accounting Firm, then each of Seller and Purchaser shall select a nationally recognized independent accounting firm, and the two (2) firms will mutually select a third (3rd) nationally recognized independent accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing such

Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, will be simultaneously made or delivered to the other Party). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties); provided that the failure of the Independent Accounting Firm to strictly conform to or comply with any deadlines or time periods specified in this Section 2.12(b) shall not render the determination of the Independent Accounting Firm invalid or form the basis for which any Party may dispute or otherwise reject any final determination made by the Independent Accounting Firm hereunder. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in the Dispute Notice and the Post-Closing Statement, respectively. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to those line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties) and whether any disputed determinations of the Adjustment Amount, the Closing Cash Shortfall (calculated after giving effect to the Cash Shortfall Contributions) and the Closing Funded Debt were properly calculated in accordance with the Cash Amounts Principles or Transaction Accounting Principles, as applicable, and the provisions of this Agreement. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser. The Independent Accounting Firm shall act as an expert and not as an arbitrator. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm and to reflect any items resolved by written agreement of the Parties, will be final, conclusive and binding on the Parties absent manifest error.

(c) For purposes of complying with the terms set forth in Section 2.11 and this Section 2.12, until the final determination of the Final Secondary Equity Interests Cash Consideration, each of Seller and Purchaser shall and shall cause their respective Affiliates to, reasonably cooperate with and make available to each other, the Independent Accounting Firm and each of their respective Representatives all information, records, data and working papers (including auditors’ work papers), in each case to the extent related to the Transferred Assets, Assumed Liabilities, Business, or Purchased Entity (and Subsidiaries thereof), and shall permit reasonable access upon prior notice and during normal business hours to its and their respective Affiliates’ facilities and personnel, in each case as may be reasonably required in connection with the preparation, analysis and review of the Closing Statement and the Post-Closing Statement and the resolution of any disputes thereunder; provided that access to work papers of the auditor of either Party shall be subject to such auditors’ normal disclosure procedures and execution of a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditor.

(d) The “Final Secondary Equity Interests Cash Consideration” means the Base Secondary Equity Interests Cash Consideration minus (i) the Purchaser Initial Percentage multiplied by the Closing Cash Shortfall (calculated after giving effect to the Cash Shortfall Contributions) plus (ii) the Purchaser Initial Percentage multiplied by the Adjustment Amount (which may be a positive or negative number), minus (iii) the Purchaser Initial Percentage multiplied by the Closing Funded Debt, in the case of each of clauses (i), (ii) and (iii), as finally determined pursuant to Section 2.12(b).

(e) If the Closing Secondary Equity Interests Cash Consideration (solely for this purpose, calculated after giving effect to the Cash Shortfall Contributions) shall exceed the Final Secondary Equity Interests Cash Consideration, then Seller shall, and shall cause the other Seller Entities (pro rata in accordance with their ownership of Class B Units) to, pay or cause to be paid to the Purchased Entity an aggregate amount in cash equal to (i) such excess divided by (ii) the Purchaser Initial Percentage. Any such payment is to be made, by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller, within five (5) Business Days of the date on which the Adjustment Amount, the Closing Cash Shortfall and the Closing Funded Debt are finally determined pursuant to this Section 2.12.

(f) If the Final Secondary Equity Interests Cash Consideration shall exceed the Closing Secondary Equity Interests Cash Consideration (solely for this purpose, calculated after giving effect to the Cash Shortfall Contributions), then the Purchased Entity shall pay, and Purchaser shall cause the Purchased Entity to pay, to the Seller Entities (pro rata in accordance with their ownership of Class B Units) an aggregate amount in cash equal to (i) such excess divided by (ii) the Purchaser Initial Percentage. Any such payment is to be made, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser, within five (5) Business Days of the date on which the Adjustment Amount, the Closing Cash Shortfall and the Closing Funded Debt are finally determined pursuant to this Section 2.12.

(g) The process set forth in Section 2.11 and this Section 2.12 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Working Capital, the Adjustment Amount, the Closing Cash Shortfall, the Closing Funded Debt, the Closing Secondary Equity Interests Cash Consideration, the Final Secondary Equity Interests Cash Consideration and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

Section 2.13 Consideration Allocation.

(a) For U.S. federal income Tax purposes, Seller and Purchaser agree to allocate the Final Secondary Equity Interests Cash Consideration and any other amounts treated as taxable consideration for the Secondary Equity Interests for such Tax purposes (the “Tax Consideration”) among the Transferred Assets and any other assets treated as partnership property the basis of which is adjusted under Section 743 of the Code and the Treasury Regulations promulgated thereunder (the “Relevant Assets”), in each case, in accordance with Section 2.13(a) of the Seller Disclosure Schedule (the “Allocation Schedule”).

(b) No later than ninety (90) days after the date on which the Final Cash Consideration is finally determined pursuant to Section 2.12, Purchaser shall deliver to Seller a proposed allocation of the Tax Consideration among the Relevant Assets, determined in a manner that reflects, incorporates and is consistent with the Allocation Schedule and is consistent with applicable Tax Law (the “Purchaser’s Allocation”). If Seller disagrees with Purchaser’s

Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (the “Seller’s Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation. If the Seller’s Notice is duly and timely delivered, Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm (who shall be promptly engaged if not previously engaged in accordance with Section 2.12) to resolve any remaining disputes. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser. Any allocation determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Schedule unless otherwise required by a change in applicable Law after the date of this Agreement.

(c) The allocation, as prepared by Purchaser if no Seller’s Notice has been duly and timely delivered with respect to Purchaser’s Allocation, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm in accordance with Section 2.13(b) (the “Allocation”), in each case, shall be final, conclusive and binding on the Parties absent manifest error. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Tax Consideration. Any such adjustment shall reflect, incorporate and be consistent with the Allocation Schedule. Seller or Purchaser shall (and they shall cause their respective Affiliates to) (i) prepare and file all U.S. federal, state, local and non-U.S. Tax Returns in a manner consistent with the Allocation Schedule and the Allocation, and (ii) not take any position inconsistent with the Allocation Schedule or the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law). Notwithstanding anything to the contrary, Purchaser and Seller agree not to treat any Seller Entity as having made any payment to the Purchaser or its Affiliates (including the Purchased Entity and its Subsidiaries) in exchange for assuming any liabilities hereunder.

Section 2.14 Withholding. Each of Seller and Purchaser and their Affiliates and designees (including the Purchased Entity and its Subsidiaries) shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment of the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold under the Code, or any provision of state, local or non-U.S. Tax law, with respect to the making of such payment; provided that, other than any withholding or deduction in respect of compensatory payments, backup withholding, or a failure to provide the certificates described in Section 2.10(b)(vii), (a) any Party intending to make any deduction or withholding shall use commercially reasonable efforts to notify the other Party prior to making such deduction or withholding (which notice shall include a statement of the amounts it intends to deduct or withhold in respect of making such payment and the applicable provision of law requiring it to withhold or deduct) and shall provide a reasonable opportunity for such other Party to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding and (b) the Parties shall cooperate in good faith to reduce or eliminate such deduction or withholding. To the extent that amounts are so deducted or withheld and timely paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any Party making any deduction or withholding hereunder shall furnish to the other Party evidence of the payment to the applicable Governmental Entity of any amount deducted and withheld pursuant to this Section 2.14.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in, or qualified by any matter set forth in, (a) the reports, schedules, forms, statements and other documents filed by Seller with, or furnished by Seller to, the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2021 and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any section entitled “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) the Seller Disclosure Schedules, Seller hereby represents and warrants to Purchaser and Debt Merger Subs as follows:

Section 3.1 Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia. Each other Seller Entity is, or, to the extent a New Subsidiary, will be as of the Closing, a limited liability company, corporation, partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Seller and each Seller Entity is or, to the extent a New Subsidiary, will be as of the Closing, duly licensed or qualified to do business and in good standing in each jurisdiction where the conduct of the Business makes such license or qualification or good standing necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.2 Purchased Entity; Capital Structure.

(a) The Purchased Entity (and each Subsidiary thereof) is, or, to the extent a New Subsidiary, will be as of the Closing, a limited liability company, corporation, partnership or other legal entity duly organized, registered and validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, with all requisite limited liability, corporate or other similar applicable power and authority to own, lease and operate its properties and assets related to the Business, and to carry on its business as it pertains to the Business, as currently conducted, except where the failure to have such power and authority would not have, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Purchased Entity (and each Subsidiary thereof) is, or, to the extent a New Subsidiary, will be as of the Closing, duly licensed or qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such license or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Neither the Purchased Entity, nor any Subsidiary thereof, is in violation of its organizational documents in any material respect.

(b) All of the issued and outstanding equity interests of the Purchased Entity, which as of immediately prior to the Closing (after giving effect to the Pre-Closing Restructuring Steps) will be held by the Seller Entities, are duly authorized, validly issued and fully paid and have not been issued in violation of the Purchased Entity’s organizational documents (including any preemptive or similar rights) or any applicable Law. As of the Closing, except as may be provided in the Amended and Restated LLC Agreement, there will be no outstanding (i) warrants, options, agreements, subscriptions, puts, calls, convertible, exercisable or exchangeable securities or other commitments pursuant to which any Seller Entity or the Purchased Entity is or may become obligated to issue, sell, purchase, return, redeem or otherwise give any Person the right to acquire any equity, equity-based or voting interests of the Purchased Entity or (ii) equity appreciation, phantom equity, profit participation or similar rights with respect to (or measured by reference to) the Purchased Entity or any of its equity or equity-based interests. As of immediately prior to the Closing, the Seller Entities, as applicable, shall have good and valid title to the Secondary Equity Interests free and clear of all Liens except for restrictions on transfer under applicable securities Laws and liens created by any of the Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Transaction or any of the transactions contemplated by this Agreement.

(c) Section 3.2(c) of the Seller Disclosure Schedules sets forth, as of the date hereof, the name and the jurisdiction of organization of each Subsidiary of the Purchased Entity (including the Worldpay Entities and the Subsidiaries thereof). Except as set forth in Section 3.2(c) of the Seller Disclosure Schedules, all of the issued and outstanding equity interests of each Subsidiary of the Purchased Entity (including the Worldpay Entities and Subsidiaries thereof) are owned of record and beneficially by the Purchased Entity or a Worldpay Entity (or a Subsidiary of the foregoing) as of the date of this Agreement, or will be owned of record and beneficially by the Purchased Entity or a Worldpay Entity (or a Subsidiary of the foregoing) as of immediately prior to the Closing, in each case free and clear of all Liens except for restrictions on transfer under applicable securities Laws. All of the issued and outstanding equity interests of each Subsidiary of the Purchased Entity (including any Worldpay Entity and each Subsidiary thereof) are, or, to the extent a New Subsidiary, will be as of the Closing, duly authorized, validly issued, fully paid and, in the case of any such Subsidiary which is a corporation, non-assessable and, in each case, have not been issued in violation of such Subsidiary’s organizational documents (including any preemptive or similar rights) or any applicable Law. As of the Closing, there will be no outstanding (i) warrants, options, agreements, subscriptions, puts, calls, convertible, exercisable or exchangeable securities or other commitments pursuant to which the Purchased Entity or any Subsidiary of the Purchased Entity (including any Worldpay Entity or Subsidiary thereof) is or may become obligated to issue, allot, sell, purchase, return, redeem or otherwise give any Person the right to acquire any equity, equity-based or voting interests of such Subsidiary or (ii) equity appreciation, phantom equity, profit participation or similar rights with respect to (or measured by reference to) any Subsidiary of the Purchased Entity (including any Worldpay Entity or Subsidiary thereof) or any of their respective equity or equity-based interests. Except as set forth on Section 3.2(c) of the Seller Disclosure Schedules, none of the Purchased Entity or any of its Subsidiaries owns or holds, directly or indirectly, any outstanding securities or capital stock of or other equity-related interests in any other Person other than share capital or other equity interests in other Subsidiaries of the Purchased Entity.

Section 3.3 Authority; Enforceability.

(a) Each of Seller and the Purchased Entity has all requisite corporate, limited liability company or other entity, as applicable, power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Seller and the Purchased Entity of this Agreement and each other Transaction Document to which it is or will be a party, the performance by each of Seller and, prior to Closing, the Purchased Entity, of its obligations hereunder and thereunder, and the consummation by each of Seller and the Purchased Entity of the transactions contemplated hereby and thereby (including the Pre-Closing Restructuring Steps), have been, or, with respect to such other Transaction Documents to be entered into as of the Closing, will be as of the Closing, duly and validly authorized by all requisite corporate, limited liability company or other entity, as applicable, action. Each other Seller Entity has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Transaction Document to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each other Seller Entity of each Transaction Document to which it is or will be a party, the performance by it of its obligations thereunder and the consummation by it of the transactions contemplated thereby (including the Pre-Closing Restructuring), have been, or with respect to such Transaction Documents to be entered into as of the Closing, will be as of the Closing, duly and validly authorized by all requisite corporate or other similar applicable action.

(b) Each of Seller and each other Seller Entity has, or, with respect to a New Subsidiary, will have as of the Closing, all requisite corporate or other similar applicable power and authority to carry on its business as it pertains to the Business as currently conducted and to own, lease and operate its properties and assets related to the Business, except where the failure to have such power and authority would not have, individually or in the aggregate, a Business Material Adverse Effect.

(c) This Agreement has been duly executed and delivered by Seller and the Purchased Entity and, assuming this Agreement has been duly executed and delivered by Purchaser and Debt Merger Subs, constitutes a valid and binding obligation of Seller and the Purchased Entity, and each other Transaction Document has been or will be as of the Closing, duly executed and delivered by each Seller Entity or the Purchased Entity, as applicable, that is or will be a party thereto and, assuming such Transaction Document has been duly executed and delivered by each other party thereto, constitutes or will constitute a valid and binding obligation of such Seller Entity or the Purchased Entity, in each case enforceable against such Seller Entity or the Purchased Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 3.4 No Conflicts; Consents. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any Seller Entity or the Purchased Entity is or will be a party by any Seller Entity or the Purchased Entity, as applicable, and the consummation of the Transaction and the other transactions contemplated hereby and thereby (including in connection with the Pre-Closing Restructuring Steps) by any Seller Entity or the Purchased Entity, as applicable, do not and will not (a) violate any provision of the certificate of incorporation or bylaws of Seller or the comparable organizational documents of any of the other Seller Entities or the Purchased Entity (or any Subsidiary thereof), (b) subject to obtaining the consents set forth in Section 3.4 of the Seller Disclosure Schedules, require a consent or approval under, conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (with or without the giving of notice or the lapse of time or both) of any right or obligation of the Seller Entities or the Purchased Entity (or any Subsidiary thereof) under, or to a loss of any benefit of the Business to which the Seller Entities or the Purchased Entity (or its Subsidiaries) are entitled under any Material Contract or Business Permit, (c) assuming compliance with the matters set forth in Section 3.5 and Section 4.5, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which any Seller Entity or the Purchased Entity (or Subsidiary thereof) is subject, or (d) result in the creation of any Lien upon the Purchased Entity Equity Interests or any Lien (other than Permitted Liens) on any assets of the Purchased Entity or any its Subsidiaries or any Transferred Assets; except, with respect to clauses (b), (c) and (d), as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5 Governmental Authorization. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any Seller Entity or the Purchased Entity is or will be a party by each Seller Entity and Purchased Entity, as applicable, and the consummation of the Transaction and other transactions contemplated hereby and thereby (including in connection with the Pre-Closing Restructuring Steps) by any Seller Entity or the Purchased Entity, as applicable, do not and will not require any Approval of, or Filing with, any Governmental Entity, except for (a) compliance with (i) the applicable requirements of the HSR Act, (ii) the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, (iii) the rules and regulations of the New York Stock Exchange and (iv) with any applicable foreign or state securities or blue sky Laws, (b) compliance with the Regulatory Laws and the Approvals and Filings set forth in Section 3.5 of the Seller Disclosure Schedules and (c) Approvals and Filings which if not obtained or made would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entity (and its Subsidiaries) taken as a whole.

Section 3.6 Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of Seller, threatened in writing, and since January 1, 2021, there have been no Proceedings, against the Purchased Entity or any Subsidiaries thereof or the Seller Entities or their Affiliates relating to the Business or any properties or rights of the Purchased Entity or its Subsidiaries other than Proceedings which if determined in a manner adverse to the Purchased Entity, Subsidiary of the Purchased Entity, Seller Entity or the Business, as applicable, would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

(b) None of the Purchased Entity or any Subsidiaries thereof or the Seller Entities or their Affiliates relating to the Business is subject to any outstanding Judgment of any Governmental Entity or arbitration tribunal, other than those Judgments that would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c) There are no audits or investigations by any Governmental Entity pending, or to the Knowledge of Seller, threatened, and, since January 1, 2021 there have been no audits or investigations by any Governmental Entity against the Purchased Entity or any Subsidiaries thereof or the Seller Entities or their Affiliates relating to the Business, other than any such investigation which would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7 Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.7(a) of the Seller Disclosure Schedules sets forth copies of the audited combined balance sheets of the Worldpay Business (as defined therein) as of December 31, 2022 (the “Balance Sheet Date”) and December 31, 2021, and the related combined statements of income (loss), comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes thereto (collectively, and together with any notes thereto, the “Business Financial Information”).

(b) The Business Financial Information (i) has been derived from the books and records of Seller and prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby in all material respects, and (ii) fairly presents in all material respects (A) the financial condition, assets and liabilities of the Business as of the dates therein specified and (B) the results of operations of the Business for the periods indicated therein; provided that the Business Financial Information and the foregoing representations and warranties are qualified by the fact that (x) the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis and (y) the Business Financial Information was prepared on an entity basis and therefore reflects, in the “Corporate and Other” segment therein, businesses and operations that are part of the Retained Businesses and not the Business.

(c) The Business and the Purchased Entity (and its Subsidiaries) do not have any Liabilities that would be required by GAAP to be reflected or reserved against on a combined balance sheet of the Purchased Entity (and its Subsidiaries) or of the Business or reflected in the footnotes thereto, other than Liabilities that: (i) are specifically reflected and adequately reserved against on the face of the balance sheet included in the Business Financial Information as of the Balance Sheet Date, (ii) were incurred since the Balance Sheet Date in the ordinary course of business, (iii) are Retained Liabilities or will be reflected, reserved, accrued, recorded or included in the Closing Working Capital, the Adjustment Amount or the Closing Funded Debt, (iv) are incurred pursuant to this Agreement or in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby or disclosed in the Seller Disclosure Schedules, or (v) would not reasonably be expected to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole.

(d) The Seller Entities and their Affiliates have, in respect of the Business, established and adhered to a system of internal accounting controls that are designed to provide assurance regarding the reliability of financial reporting. Except as would not reasonably be expected to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, there are no, and since January 1, 2021, has not been any, (i) material deficiencies or material weaknesses in the design or operation of the internal controls of the Seller Entities and their Affiliates in respect of the Business, that adversely affect the ability of the Seller Entities and their Affiliates to record, possess, summarize and report financial information, (ii) fraud or other wrongdoing that involves any of the management or other employees of the Purchased Entity (or its Subsidiaries) who have, or have had, a role in the preparation of the financial statements or the internal accounting controls used by the Business or (iii) claim or allegation regarding any of the foregoing.

(e) None of Seller or any of its Subsidiaries (with respect to the Business) is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Seller and any Subsidiary thereof, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Seller or its Subsidiaries with respect to the Business.

Section 3.8 Absence of Changes or Events. Except in connection with or in preparation for the Sale Process:

(a) since the Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business and the Purchased Entity and its Subsidiaries and the Seller Entities and their Affiliates (with respect to the Business) have not taken or authorized any action (or agreed to take or authorize any action) which, if taken or authorized on or after the date hereof, would require Purchaser’s consent pursuant to Section 5.2(b)(v), Section 5.2(b)(vi), Section 5.2(b)(viii) or Section 5.2(b)(xvi) (to the extent Section 5.2(b)(xvi) relates to the foregoing sections); and

(b) since the Balance Sheet Date, there has not been any event, change, occurrence, development or effect that is continuing and would be reasonably expected to have Business Material Adverse Effect.

Section 3.9 Sufficiency of Assets.

(a) Except as otherwise expressly provided in this Agreement or as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries) taken as a whole, the Purchased Entity (or its Subsidiaries) will (assuming all Approvals as may be required in connection with the consummation of the Transaction and the other transactions contemplated by this Agreement have been obtained and the transactions contemplated by this Agreement have occurred in accordance with the terms of this Agreement (including the Pre-Closing Restructuring Steps)) have as of the Closing, good and valid title to (or in the case of leased or licensed Transferred Assets, valid leasehold interests or license or use rights in), all material Transferred Assets, free and clear of all Liens, other than Permitted Liens.

(b) The Transferred Assets (assuming all Approvals as may be required in connection with the consummation of the Transaction have been obtained and the other transactions contemplated by this Agreement have occurred in accordance with the terms of this Agreement (including the Pre-Closing Restructuring Steps)), together with (i) the rights and benefits to be provided pursuant to the Transition Services Agreement, (iii) the rights and assets that are the subject of any of the Shared Contracts and (iv) the Transferred Employees, shall, in the aggregate, constitute in all material respects all of the assets, properties and rights (x) that are primarily used in or primarily held for use in the Business as of immediately prior to the Closing, (y) that are sufficient for the Purchased Entity and its Subsidiaries to conduct the Business in substantially the same manner immediately following the Closing as it was conducted during the twelve (12)-month period prior to the Closing and (z) that are sufficient for the Purchased Entity and its Subsidiaries to perform their obligations as of immediately following the Closing under the Transition Services Agreement and the Commercial Agreements.

(c) All of the tangible assets of the Business included in the Transferred Assets have been maintained in accordance with normal industry practice in all material respects, are in good operating condition and repair (normal wear and tear excepted) in all material respects and are reasonably suitable for the purposes for which they presently used in the Business.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the Seller Disclosure Schedules lists, as of the date of this Agreement, the Business Intellectual Property that is registered with, issued by, or an application for registration or issuance pending before any Governmental Entity (collectively, “Registered Business IP”), including, for each, the owner(s), title, jurisdiction of filing, and the registration or application numbers and dates, as applicable.

(b) To the Knowledge of Seller, all material Registered Business IP and other material Business Intellectual Property (A) is owned exclusively by one or more of the Seller Entities or Purchased Entity (or their Subsidiaries), and (B) will be owned exclusively as of the Closing by the Purchased Entity or one of its Subsidiaries, in each case free and clear of Liens other than Permitted Liens, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all such Registered Business IP are subsisting and, other than Registered Business IP constituting applications, valid and enforceable. Except as has not had or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Business Intellectual Property together with any Intellectual Property (i) licensed or otherwise made available to the Business under a Contract included in the Transferred Assets or (ii) licensed to the Purchased Entity and its Subsidiaries pursuant to Section 5.10 or otherwise made available for its direct or indirect use (including pursuant to the Transition Services Agreement or the Commercial Agreements) will, immediately following the Closing, together constitute all Intellectual Property material to and necessary for the operation of the Business as conducted as of immediately prior to the Closing.

(c) Except as has not had or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, to the Knowledge of Seller: (i) no third party is infringing, misappropriating or otherwise violating any Business Intellectual Property, and since January 1, 2021, neither Seller nor any of its Subsidiaries has made any written claims alleging any such infringement, misappropriation or violation; and (ii) neither the conduct of the Business Purchased Entity or its Subsidiaries in connection with the Business is infringing, misappropriating or violating, or since January 1, 2021 have infringed, misappropriated, or violated, any Intellectual Property of any third party. Since January 1, 2021, neither Seller nor any of its Subsidiaries has received any written notice, and there is no claim or proceeding pending against, or, to the Sellers’ Knowledge, threatened against, any of them, alleging that the conduct of the Business infringes, misappropriates, or violates the Intellectual Property of any third party or challenging the validity, enforceability, or ownership of any Business Intellectual Property, in each case, in a manner that is or could reasonably be expected to be material to the Business.

(d) To the Knowledge of Seller, all Persons (including current and former employees, consultants, and independent contractors) who, since January 1, 2021 have developed any material Business Intellectual Property by or on behalf of the Purchased Entity or any of its Subsidiaries (or, solely with respect to the Business, Seller or its other Affiliates) (i) has assigned to a Seller Entity or Purchased Entity, as applicable, all of their right, title and interest in and to such Business Intellectual Property, or else ownership of such Business Intellectual Property has otherwise vested in one or more of the Seller Entities or the Purchased Entity as a matter of Law, and (ii) has executed a written Contract with a Seller Entity or Purchased Entity obligating such Person to maintain the confidentiality of (and not disclose) any trade secrets of the Business, and to the Knowledge of Seller, no such Person is in violation of any such Contract in a manner material to the Business. The Seller, Purchased Entity, and their Subsidiaries use and have used commercially reasonable efforts to maintain the confidentiality of all material trade secrets included within the Business Intellectual Property (and other confidential information, including customer data, Processed in connection with the Business) and to the Knowledge of Seller, there have not been any unauthorized uses or disclosures of any such trade secrets or confidential information that are or would reasonably be expected to be material to the Business.

(e) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) to the Knowledge of Seller, none of the proprietary software products developed by Seller or its Subsidiaries (including the Purchased Entity and its Subsidiaries) since January 1, 2021 and provided to customers or as part of the Business (collectively, “Business Software”) has been distributed in a manner requiring, as a condition of any Open Source Software license to which such Business Software is subject, that any portion of such Business Software be licensed, distributed or otherwise made available to third parties (A) in source code format (B) under terms that permit redistribution, reverse engineering, modification or the creation of derivative works of such Business Software, or (C) on a royalty-free or no-fee basis; and (ii) no source code with respect to any Business Software has been provided or made available to any Person, except for Persons who are subject to reasonable written confidentiality and nondisclosure agreements restricting such Persons’ rights to disclose and use such Business Software and otherwise protecting the Business’s rights therein.

(f) Except as has not been or reasonably be expected to be, individually or in the aggregate, a Business Material Adverse Effect, (A) Seller and its Subsidiaries, and the Purchased Entity and its Subsidiaries, use commercially reasonable efforts to protect the Information Technology they control and use in the operation of the Business from any unauthorized use, access, interruption, or modification, (B) the Information Technology used in the operation of the Business (i) is sufficient for the current needs of the Business, including as to capacity, scalability and ability to process current peak volumes in a timely manner, and (ii) is in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of license seats for all software as necessary for the operation of the Business as currently conducted, and (C) since January 1, 2021, there have been no unauthorized intrusions, failures, breakdowns, continued substandard performance, or other adverse events affecting any such Information Technology that have caused any disruption of or interruption in or to the operation of the Business.

Section 3.11 Real Property.

(a) Except as would not be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, (i) Seller, a Seller Entity or the Purchased Entity (or one of its Subsidiaries) has good and valid fee simple or other title to the applicable Owned Real Property, free and clear of any Liens, other than Permitted Liens, and (ii) Seller, a Seller Entity or the Purchased Entity (or one of its Subsidiaries) has a valid leasehold interest in the Leased Real Property as lessee or sublessee, in each case free and clear of all Liens other than Permitted Liens. Except as set forth in Section 3.11(a) of the Seller Disclosure Schedules, (i) no Seller Entity, nor the Purchased Entity (or any of its Subsidiaries), has leased or otherwise granted to any Person the right to occupy any Owned Real Property or any portion thereof and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. The Purchased Entity and its Subsidiaries are not party to any agreement or option to purchase any real property or interest therein.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) all improvements located on the Owned Real Property have received all necessary Approvals of Governmental Entities (including licenses and permits) required in connection with the use thereof being made as of the date of this Agreement, (ii) there are no judicial or administrative Proceedings pending or, to the Knowledge of Seller, threatened in writing, under any condemnation, environmental, zoning, eminent domain, land-use or other Law applicable to the Owned Real Property which, if adversely decided, would interfere with the present use in the Business of the Owned Real Property, and (iii) there are no outstanding unpaid assessment notices against any of the Owned Real Property.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each lease governing Leased Real Property is valid and binding on the Seller Entity or Purchased Entity (or Subsidiary thereof) that is a party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), and (ii) to the Knowledge of Seller, no Seller Entity or Purchased Entity (or Subsidiary thereof) is in breach of, or default under, any such lease beyond the applicable cure period.

(d) Since January 1, 2021, neither Seller nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation or eminent domain proceeding affecting any Leased Real Property.

Section 3.12 Contracts.

(a) Except as set forth in Section 3.12(a) of the Seller Disclosure Schedules, as of the date hereof none of the Purchased Entity (or any Subsidiary thereof) or Seller or any of its Subsidiaries (with respect to the operation of the Business) is a party to or bound by any of the following with respect to the operation of the Business (other than sales or purchase orders or statements of work entered into or used in the ordinary course of business) (the “Material Contracts”):

(i) any Contracts resulting in revenue in excess of $20,000,000 for the fiscal year ended December 31, 2022, with customers of the Business;

(ii) the ten (10) largest Contracts (measured by dollar value based on the fiscal year ended December 31, 2022) for the supply of services, products or materials for use in the Business and any material Contract with (A) a Material Merchant Customer, (B) a Material Referral Partner, (C) a Sponsor Bank or (D) a Material Vendor;

(iii) other than entered into in the ordinary course of business consistent with past practices, any Contract relating to the acquisition or disposition of any business, division, business unit, capital stock or other equity interests of any Person (whether by merger, sale of stock, sale of assets or otherwise) (A) for an aggregate purchase price or an aggregate payment in excess of $50,000,000 or (B) pursuant to which the Purchased Entity or any of its Subsidiaries has material continuing earn-out, indemnification, holdback, deferred payment or similar obligations following the date of this Agreement;

(iv) any Contract concerning a joint venture with a third party that is material to the Business;

(v) any Contract relating to clauses (a) through (c) of Funded Debt in excess of $25,000,000 with respect to which the Purchased Entity (or Subsidiary thereof) is an obligor, other than any Funded Debt to be repaid or extinguished pursuant to this Agreement at or prior to the Closing;

(vi) any Contract requiring future capital commitment or capital expenditure obligations of the Business that would reasonably be expected to exceed $25,000,000 in the aggregate;

(vii) any (1) licenses with respect to Intellectual Property that are material to the Business and are granted (A) to any third party with respect to any Business Intellectual Property or (B) to the Purchased Entity or any of its Subsidiaries (or, solely with respect to the Business, Seller or any of its other Subsidiaries) with respect to Intellectual Property that is necessary for the provision of any products or services of the Business, or (2) any Contract (A) governing the development or ownership of any material Business Intellectual Property, (B) entered into in connection with the resolution of any claim or dispute related to Intellectual Property (including consent-to-use, coexistence, and concurrent use agreements) that materially restricts the Purchased Entity’s or any of its Subsidiaries’ use or exploitation of any Business Intellectual Property; provided that, for clarity, the foregoing clauses (1) and (2) shall exclude any non-exclusive licenses granted with respect to third party software or information technology services that are generally commercially available, non-disclosure agreements, employee and third-party developer invention assignment agreements granted on standard terms, and non-exclusive customer or end-user license agreements, in each case, that are entered into in the ordinary course of business;

(viii) any Contract that by its express terms contains any of the following provisions applicable to the Business or the Purchased Entity (or Subsidiaries thereof): (A) a covenant that materially restricts or materially limits the ability of the Business to engage or compete in any line of business or with any Person or in any geographic area, (B) a provision requiring the purchase of all or substantially all of the Business’s requirements of a particular product that is material to the Business from a supplier, (C) a provision granting a right of first refusal, right of first negotiation, right of first offer or similar right with respect to any material assets, rights or properties of the Business, or (D) a provision containing a “most-favored nation” or other similar term providing preferential pricing or treatment to a third party with respect to any matters material to the Business; and

(ix) any Contract that relates to any material settlement of any legal proceeding (A) under which the Purchased Entity (or any Subsidiary thereof) has any material conduct obligations or continuing liabilities in excess of $10,000,000 after the date hereof or (B) with any Governmental Entity.

(b) (i) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, each Material Contract is valid and binding on the Seller Entity or the Purchased Entity (or Subsidiary thereof) that is a party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law), (ii) no Seller Entity or the Purchased Entity (or Subsidiary thereof) or, to the Knowledge of Seller, any other party thereto, is (with or without notice or lapse of time) in breach of, or default under, any such Material Contract except for such breaches or defaults as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole and (iii) no Seller Entity or the Purchased Entity (or Subsidiary thereof) has received notice of any material breach of, or default or violation under, any Material Contract. A true, correct and complete copy of each Material Contract has been made available by Seller.

(c) (i) Since January 1, 2021, none of the Seller Entities or their Affiliates or the Purchased Entity (or its Subsidiaries) have received any written or, to the Knowledge of Seller, oral notice from or on behalf of any Material Merchant Customer, Material Referral Partner, Sponsor Bank, Network that is material to the Business or Material Vendor indicating that such Person intends to terminate or not renew, any Material Contract that relates to the Business, or to materially reduce its volume of business with respect to the Business (in each case, whether as a result of the consummation of the Transaction or otherwise) and (ii) none of the Seller Entities or their Affiliates (with respect to the Business) or the Purchased Entity (or its Subsidiaries) is actively engaged in any material dispute with any such Person.

Section 3.13 Compliance with Applicable Laws; Permits.

(a) The Purchased Entity, its Subsidiaries and the Seller Entities (with respect to the Business) are currently (and have been at all times since January 1, 2021) in compliance with all Laws applicable to them and their respective properties in any jurisdiction relating to the conduct of the Business as conducted as of the date of this Agreement, other than any failures to be in compliance that would not have reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2021, (i) none of the Seller Entities or the Purchased Entity (or Subsidiaries thereof), in each case with respect to the Business, or, to the Knowledge of Seller, any of their respective officers, directors, employees, representatives, or agents, in each case with respect to the Business, has made or accepted any gift, bribe, payoff or kickback to from any person or has taken any action, directly or indirectly, in violation of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), as amended, or the U.K. Bribery Act 2010 and the Dutch implementation of the Anti-money laundering Directive (EU) 2018/843, in the Dutch AML Act (Wet ter voorkoming van witwassen en financiering van terrorisme) as amended from time to time (the “Dutch AML Act”) (collectively with the FCPA and the U.K. Bribery Act 2010, “Anti-Corruption Laws”) and (ii) to the Knowledge of Seller, none of the Seller Entities or Purchased Entity (or Subsidiaries thereof) or any of their respective officers, directors, employees, representatives, or agents, in each case with respect to the Business, are subject to investigations, disciplinary proceedings, or enquiries by any Governmental Entity for, or has received any written or, to the Knowledge of Seller, oral notice from, or made a voluntary disclosure to, a Governmental Entity regarding, any violation of any Anti-Corruption Laws. Since January 1, 2021, the Seller Entities and the Purchased Entity (or Subsidiaries thereof), in each case with respect to the Business, have instituted and maintained policies and procedures intended to ensure compliance with applicable Anti-Corruption Laws and other applicable Laws in each relevant jurisdiction.

(c) The Seller Entities or the Purchased Entity (or Subsidiaries thereof) hold all Permits, including, all Gaming Licenses and Financial Services Licenses, necessary for the conduct of the Business as presently conducted, other than such Permits (including Financial Services Licenses), the absence of which would not reasonably be expected to, individually or in the aggregate, be material to the Business and the Purchased Entity and its Subsidiaries, taken as a whole. The Seller Entities and the Purchased Entity (and its Subsidiaries), in each case with respect to the Business, are, and have been at all times since January 1, 2021, in compliance with the terms of the Business Permits and applicable Laws required to be complied with as a result of such Business Permits, except, in each case, where the failure to be in compliance therewith would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business and the Purchased Entity and its Subsidiaries, taken a whole, since January 1, 2021, (i) none of the Seller Entities or the Purchased Entity (or its Subsidiaries) have received any written or, to the Knowledge of Seller, oral notification or communication from any Governmental Entity, Network, or self-regulatory organization threatening to revoke, suspend or non-renew any Business Permit, or to deny any Pending Permit, and (ii) all applications required to have been filed for the renewal of any Business Permit have been duly filed on a timely basis with the appropriate Governmental Entity, Network, or self-regulatory organization, and all other filings required to have been made with respect to Business Permits have been duly made on a timely basis with the appropriate Governmental Entity, Networks or self-regulatory organizations including the payment of any fees and assessments required by or related to such Business Permits.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, neither the Seller Entities nor the Purchased Entity (and its Subsidiaries), in each case with respect to the Business, since January 1, 2021, received any written notification, direction, orders or other communication of any material Proceeding regarding a violation and/or failure to comply with applicable Laws or any collection, processing, possession, handling, clearance, settlement or remittance of funds (“Processing Matters”) with respect to the Business or the Purchased Entity or any of its Subsidiaries from any (i) Governmental Entity, (ii) self-regulatory organization, (iii) the National Automated Clearinghouse Association or (iv) any applicable payment network, exchange or association utilized in the Business or the Purchased Entity (including VISA, MasterCard, Discover and AMEX, ((iii) and (iv), collectively, the “Networks”)).

(e) Except as would have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Seller Entities and the Purchased Entity (and its Subsidiaries), in each case with respect to the Business, since January 1, 2021, have complied with and are not in default or violation under (i) any applicable bylaws, operating rules, regulations, guidelines, manuals, instructions, directives, and all other requirements of any applicable Network (the “Network Rules”), in each case, which are either binding on the Business or the Purchased Entity (and its Subsidiaries) or with which the Business or the Purchased Entity (and its Subsidiaries) complies pursuant to contractual requirements, and (ii) the Payment Card Industry Data Security Standard issued by the Payment Card Industry Security Standards Council, as may be revised from time to time, in each case of the foregoing clauses (i) and (ii), with respect to Processing Matters.

(f) Except as would, individually or in the aggregate reasonably be expected to have a Business Material Adverse Effect, (i) none of the Seller Entities or Purchased Entity (or Subsidiaries thereof), in each case with respect to the Business, is as of the date hereof under Governmental Entity investigation for, or since January 1, 2021, has received any written or, to the Knowledge of Seller, oral notice from, or made a voluntary disclosure to, a Governmental Entity regarding, any violation of any Anti-Money Laundering Laws; (ii) none of the Purchased Entity (or Subsidiaries thereof), or any of their respective directors, officers, or employees, agents or other third party representatives, are, as of the date of this Agreement, or have, since January 1, 2021, been (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; (C) otherwise in violation of any Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”); and (iii) none of the Seller Entities or the Purchased Entity (or Subsidiaries thereof), in each case with respect to the Business (1) have received from any Governmental Entity any written notice or inquiry, (2) made any voluntary or involuntary disclosure to any Governmental Entity or (3) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case of clauses (1), (2) and (3), related to Anti-Money Laundering Laws, Trade Controls or Anti-Corruption Laws.

Section 3.14 Agreements with Regulatory Agencies. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business and the Purchased Entity (and its Subsidiaries) taken as a whole, none of Seller nor any of its Subsidiaries is (a) subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding or other similar written agreement with, any Governmental Entity, or (b) has been since January 1, 2021 ordered to pay any civil money penalty by any Governmental Entity, in each case, with respect to the Business.

Section 3.15 Environmental Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Seller Entities and the Purchased Entity (and its Subsidiaries), in each case with respect to the Business are, and since January 1, 2021 have been, in compliance in all material respects with all Environmental Laws applicable to the conduct of the Business, (ii) the Seller Entities and the Purchased Entity (and its Subsidiaries), in each case with respect to the Business, have obtained and are, and since January 1, 2021, have been, in material compliance with all Permits required by Environmental Laws for the operation of the Business, (iii) there are no Proceedings pending, or to the Knowledge of Seller, threatened, against the Seller Entities or the Purchased Entity (or their Subsidiaries), alleging a violation of Environmental Laws or Permits required by Environmental Laws, in each case with respect to the Business and (iv) there is no Contamination at any Owned Real Property or Leased Real Property, or as the result of any act or omission by the Seller Entities or the Purchased Entity (or any of their Subsidiaries) arising from the operation of the Business, at any other location.

(b) Notwithstanding anything in this Agreement to the contrary, this Section 3.15 sets forth the sole and exclusive representations and warranties of Seller relating to any Environmental Law and environmental Liabilities.

Section 3.16 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) all Tax Returns required to be filed by the Purchased Entity (or any of its Subsidiaries) with respect to the Transferred Assets, the Purchased Entity Employees, the Assumed Liabilities and the Business and all Tax Returns filed by the Purchased Entity or any of its Subsidiaries have been timely filed (taking into account extensions) with the appropriate Taxing Authorities and all such Tax Returns are true, correct and complete; (ii) all Taxes required to be paid by the Purchased Entity (or any of its Subsidiaries) with respect to the Transferred Assets, the Purchased Entity Employees, the Assumed Liabilities and the Business or required to be paid by the Purchased Entity or any of its Subsidiaries (whether or not shown as due and payable on such Tax Returns) have been timely paid; (iii) as of the date of this Agreement, there is no pending or threatened in writing Tax Proceeding with respect to any Taxes required to be paid by the Purchased Entity (or any of its Subsidiaries) with respect to the Transferred Assets, the Purchased Entity Employees, the Assumed Liabilities or the Business or of the Purchased Entity or its Subsidiaries, and no Purchased Entity (or any Subsidiary of the Purchased Entity) has received written notice from any Taxing Authority that any such Tax Proceeding is contemplated; (iv) there is no Tax assessment or deficiency due and owing or proposed adjustment with respect to the Transferred Assets, the Assumed Liabilities or the Business or by the Purchased Entity or its Subsidiaries, in each case, that has not been fully paid or otherwise reserved or resolved; (v) each of the Purchased Entity and its Subsidiaries has complied with all applicable Laws relating to the withholding of Taxes; (vi) none of the Purchased Entity or its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (vii) there are no Liens for Taxes upon any of the Transferred Assets other than Permitted Liens; (viii) within the past two (2) years none of the Purchased Entity nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code; (ix) none of the Purchased Entity nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (A) change in or improper use of a method of accounting for a Pre-Closing Tax Period or (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing Date, (x) none of the Purchased Entity nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code or will be required to pay any Taxes with respect to any such election; (xi) there are no requests for rulings or determinations in respect of any Tax pending with respect to the Purchased Entity or any of its Subsidiaries or the Business, on the one hand, and any Tax Authority, on the other hand; (xii) none of the Purchased Entity nor any of its Subsidiaries is subject to Tax in a country other than the country of its incorporation or formation (or the country of which its jurisdiction of incorporation or formation is a political subdivision) by virtue of (A) being treated as resident or (B) having a permanent establishment; (xiii) the U.S. federal income tax classification of the Purchased Entity and each of its Subsidiaries is listed on Section 3.16 of the Seller Disclosure Schedules; (xiv) none of the Purchased Entity or any of its Subsidiaries has any liability for the Taxes of any Person other than the Purchased Entity and its Subsidiaries (A) under a tax sharing, tax indemnity or similar agreement with such other Person prior to the Closing (other than (x) any commercial or purchase agreement the principal purpose of which does not relate to Taxes and (y) any agreement solely among Seller, the Purchased Entity or any of their respective Affiliates) or (B) under Treasury Regulations Section 1.1502-6 or any analogous provision of state or local or foreign Law (other than any Taxes in respect of any Seller Tax Group)); (xv) the Purchased Entity and each of its Subsidiaries is registered for the purposes of VAT where it is required to be so registered and has complied with all applicable Laws in relation to VAT; (xvi) no Tax Relief Surrender has been made in circumstances which have resulted, or which would reasonably be expected to result, in the Purchased Entity or any of its Subsidiaries being liable to make a payment to the Seller Entities or any of their Affiliates (other than the Purchased Entity and its Subsidiaries) in consideration for such Tax Relief Surrender; and (xvii) no circumstances exist which would reasonably be expected to result in any Tax Relief Surrender becoming invalid, cancelled, amended, withdrawn or otherwise ineffective.

(b) Notwithstanding anything to the contrary in this Section 3.16, no representation or warranty set forth in this Section 3.16 shall be deemed to apply directly or indirectly with respect to any Seller Combined Tax Return or any Seller Tax Group.

(c) Notwithstanding anything elsewhere in this Agreement to the contrary, it is agreed and understood that no representation or warranty is made by Seller or the Purchased Entity in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.16 and, to the extent specifically related to Taxes, in Section 3.17.

Section 3.17 Benefit Plans.

(a) Section 3.17(a) of the Seller Disclosure Schedules sets forth, as of the date of this Agreement, a list of each U.S. Purchased Entity Benefit Plan. With respect to each U.S. Purchased Entity Benefit Plan, Seller has made available to Purchaser, to the extent applicable, true and complete copies of (i) the written document evidencing each plan (including, for the avoidance of doubt, representative forms of all employment Contracts and offer letters) or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments or material supplements to any such plan, (ii) the last annual report or tax return, filed with a Governmental Entity, and the most recently received tax qualification letter, (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements, and (iv) the applicable portions of the most recently prepared actuarial report or financial statement relating to a U.S. Purchased Entity Benefit Plan.

(b) As soon as reasonably practicable after the date of this Agreement and in no event later than sixty (60) days after the date hereof, Seller shall (i) (A) provide to Purchaser a list of each material Seller Benefit Plan; and (B) make available to Purchaser to the extent applicable, correct and complete copies of the summary plan descriptions with respect to each material Seller Benefit Plan and (ii) (A) provide to Purchaser a list of material International Purchased Entity Benefit Plans and (B) make available to Purchaser the materials described in Section 3.17(a)(i) – (iv) to the extent applicable with respect each material International Purchased Entity Benefit Plan.

(c) No U.S. Purchased Entity Benefit Plan is an “employee pension benefit plan” as defined in Section 3(2) of ERISA and no International Purchased Entity Benefit Plan is a plan or arrangement providing defined benefit pension, jubilee or termination indemnity benefits to any Business Employee or Former Business Employee (or any spouse or beneficiary thereof). Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, no condition exists that would cause the Purchased Entity (or Subsidiary thereof) to incur any Liability under Title IV of ERISA or under Section 412 or Section 430 of the Code. Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, with respect to any U.S. Seller Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.

(d) Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, (i) each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification or is covered by a prototype plan opinion letter upon which it is entitled to rely and nothing has occurred that could reasonably be expected to adversely affect the qualification of such Seller Benefit Plan, and (ii) each International Seller Benefit Plan that is required to be registered has been registered (and where applicable accepted for registration) and has been maintained in all material respects in good standing with applicable Governmental Entities.

(e) Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, (i) each Purchased Entity Benefit Plan has been established, funded, maintained and operated in compliance with its terms and applicable Law; (ii) with respect to each Purchased Entity Benefit Plan: (A) no Proceeding, litigation or asserted claims exist with respect to any such plan, other than claims for benefits in the normal course of business; (B) all contributions, premiums and expenses required to be made by Law or by the terms of a Purchased Entity Benefit Plan have been timely made; and (C) no non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred.

(f) Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, in the six (6) years prior to the date of this Agreement, no Purchased Entity or Subsidiary thereof that is an ERISA Affiliate of the Purchased Entity or, with respect to any Business Employee or Former Business Employee, Seller or any of its other ERISA Affiliates, has withdrawn from a Multiemployer Plan in a “complete withdrawal” or a “partial withdrawal” as defined in Sections 4203 and 4205 of ERISA, respectively, so as to result in a Liability that has not been fully paid.

(g) No Purchased Entity (or Subsidiary thereof that is an ERISA Affiliate of the Purchased Entity) or, with respect to any Business Employee or Former Business Employee, Seller or any of its other ERISA Affiliates, has any obligation to provide post-employment, post-service or retiree health benefits or life insurance coverages, except (A) with respect to U.S. Business Employees, for health continuation coverage required by Section 4980B of the Code or similar applicable Law (and for which the covered Person pays the full cost of coverage), and (B) with respect to International Business Employees, as required by applicable Law.

(h) Neither the execution of this Agreement nor the consummation of the Transaction nor the other transactions contemplated hereby (whether alone or in conjunction with a subsequent event) are reasonably expected to (i) result in any payment (whether in cash, property or the vesting of property) or benefit becoming due to a Business Employee, Former Business, Employee Business Independent Contractor or former individual service provider of the Business, (ii) increase the amount of any compensation or benefits payable or provided to any such individual under a Seller Benefit Plan, (iii) result in the funding of any payments or benefits or acceleration of the time of payment or vesting of any compensation or benefits of any such individual under a Seller Benefit Plan or (iv) result in any payments or benefits that, individually or in combination with any other payment or benefit, could constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

(i) No Business Employee or Former Business Employee is entitled to a gross-up of any Taxes imposed by Section 409A or Section 4999 of the Code from Seller or any of its Affiliates.

(j) Except as would not, individually or in the aggregate, be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, each International Purchased Entity Benefit Plan that is required to be funded is funded to the extent required by applicable Law, and to the extent not funded, adequate reserves therefor have been established on the accounting statements of the applicable Purchased Entity (or Subsidiary thereof) or, with respect to any Business Employee or Former Business Employee, Seller or any of its other Affiliates to the extent required by applicable accounting standards.

Section 3.18 Labor Matters.

(a) Section 3.18(a) of the Seller Disclosure Schedules sets forth a list of each Collective Bargaining Agreement to which any Purchased Entity (or a Subsidiary thereof) or Seller or its Subsidiaries (solely with respect to the Business or any Business Employee) is a party or by which the Purchased Entity (or a Subsidiary thereof) or Seller or its Affiliates (solely with respect to the Business or any Business Employee) is bound. Except for the Collective Bargaining Agreements set forth on Section 3.18(a) of the Seller Disclosure Schedules, no Business Employee is subject to or covered by any other Collective Bargaining Agreement with respect to his or her services to Seller or its Subsidiaries. Seller has provided to Purchaser a true and complete copy of each such Collective Bargaining Agreement.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any Business Employees, (ii) no demand for recognition of any Business Employees has been made by, or on behalf of, any labor union and (iii) since January 1, 2021, there have been no strikes, lockouts, material grievances or other material labor disputes with respect to any Business Employees, and to the Knowledge of Seller, none are threatened.

Section 3.19 Intercompany Arrangements. Except for any Contracts that are neither material in amount in relation to the Business nor necessary for the Purchased Entity and its Subsidiaries to conduct the Business upon the Closing in all material respects as it is conducted as of the date of this Agreement, and other than the Transaction Documents and the Contracts contemplated thereby, Section 3.19 of the Seller Disclosure Schedules lists all Contracts in effect as of the date of this Agreement that are solely between or among the Seller and/or any Affiliate of Seller (other than the Purchased Entity and its Subsidiaries), on the one hand, and the Purchased Entity (or its Subsidiaries), on the other hand, other than the organizational documents of the Purchased Entity and its Subsidiaries.

Section 3.20 Brokers. Other than Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Centerview Partners LLC (each of whose fees and expenses will be borne by Seller), no broker, investment banker, or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its Affiliates.

Section 3.21 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole, (a) all of the Business Insurance Policies are in full force and effect as of the date hereof; (b) as of the date hereof, all premiums due thereon have been paid in full and the Seller Entities and the Purchased Entity (and Subsidiaries thereof) are in compliance in all material respects with the terms of such policies; (c) there are no claims arising out of the conduct of the

Business pending under the Business Insurance Policies as to which coverage has been questioned, denied or disputed (other than a customary reservation of rights notice); and (d) neither Seller nor any of its Subsidiaries has received any written notice of cancellation that any Business Insurance Policy is no longer in full force or effect, and, to the Knowledge of Seller, no event has occurred that would reasonably be expected to result in the cancellation of coverage under any Business Insurance Policy.

Section 3.22 Privacy; Data Security. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entity (and its Subsidiaries), taken as a whole:

(a) the data, privacy and information security practices of the Purchased Entity (and Subsidiaries thereof) are, and since January 1, 2021, have been, in compliance with all (i) applicable Laws, (ii) contractual obligations or industry standards to which the Purchased Entity or any of its Subsidiaries or, in respect of the Business, Seller or any of its Subsidiaries are bound and the Payment Card Industry Data Security Standard, and (iii) with the Purchased Entity’s (and its Subsidiaries’) and, in respect of the Business, Seller’s (and its Subsidiaries’) publicly facing privacy and information security policies concerning the collection, use, storage, processing, transfer, disclosure, or protection of Personally Identifiable Information; (clauses (i) through (iii), collectively, “Data Security Requirements”);

(b) the Purchased Entity (and Subsidiaries thereof) and Seller and its Subsidiaries have implemented and maintain reasonable and appropriate organizational, physical, administrative and technical safeguards designed to protect the Information Technology owned by the Purchased Entity or its Subsidiaries, together with any Personally Identifiable Information held or processed by the Purchased Entity or its Subsidiaries in connection with the Business, against unauthorized access and misuse; and

(c) since January 1, 2021, to the Knowledge of Seller, there has been no breach, cybersecurity incident, or other third-party unauthorized access to any Personally Identifiable Information held or processed by any of Seller or its Subsidiaries, in each case, in connection with the Business.

Section 3.23 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article III, neither Seller, the other Seller Entities nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the other Seller Entities, the Purchased Entity or any of their respective Subsidiaries or Affiliates, the Transferred Assets, the Business or with respect to any other information provided, or made available, to Purchaser or any of its Affiliates or Representatives in connection with the Transaction and the other transactions contemplated by this Agreement. Except for the representations and warranties contained in this Article III, neither Seller nor any of its Affiliates, Representatives or any other Person has made any express or implied representation or warranty with respect to the prospects of the Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Confidential Information (as defined in the Confidentiality Agreement)) delivered to Purchaser or any of its

Affiliates or Representatives in connection with Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Except as expressly set forth in this Agreement, neither Seller, the other Seller Entities nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser or any of its Affiliates or Representatives or any other Person resulting from Purchaser’s use of, or the use by any of its Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material (including any Confidential Information (as defined in the Confidentiality Agreement)) made available to Purchaser, its Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller, the other Seller Entities or any of their respective Affiliates or Representatives, or Purchaser or its Affiliates or Representatives or the Financing Parties or any of Purchaser’s potential financing sources in connection with Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Each of Seller and the other Seller Entities and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Article III. Notwithstanding anything in this Agreement to the contrary, neither Seller, the other Seller Entities nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Excluded Assets or the Retained Liabilities.

(b) The Parties acknowledge and agree that (i) certain of the Seller Entities or (ii) Subsidiaries of the Purchased Entity (clauses (i) and (ii), the “New Subsidiaries”) may be established, formed, organized or incorporated, as applicable, following the date of this Agreement and prior to the Closing as contemplated by the Pre-Closing Restructuring Steps, and such New Subsidiaries are therefore not in existence as of the date of this Agreement. Accordingly, the Parties acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, Seller makes no representations and warranties as of the date of this Agreement with respect to the New Subsidiaries, including the organization, good standing, authority, capital structure, operations and Liabilities of any such New Subsidiary as of or prior to the date of each respective New Subsidiary’s establishment, formation or incorporation. As of the Closing, Seller shall make all representations and warranties contained in this Article III applicable to the Seller Entities or Subsidiaries of the Purchased Entity (as applicable) with respect to any New Subsidiary established, formed, organized or incorporated after the date of this Agreement and prior to the Closing. Seller may, in consultation with and subject to approval by Purchaser, at any time prior to the Closing supplement or amend the lists set forth in Section 3.23 of the Seller Disclosure Schedules to reflect the Pre-Closing Structure, including to reflect the establishment, formation or incorporation of any New Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules, Purchaser hereby represents and warrants to each of Seller and the Purchased Entity as follows:

Section 4.1 Organization and Standing. Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Bank Debt Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Bond Debt Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2 No Prior Operations. Each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub is a newly formed entity that was formed specifically in connection with the transactions contemplated by this Agreement and the other Transaction Documents. Each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub has not engaged and will not prior to the Closing engage in any activities or own an interest in any assets (including any ownership interest in any other Person) other than those contemplated by this Agreement, the other Transaction Documents, the Debt Financing Commitment Letter and the Equity Financing Letter (including any obligations in connection with Alternate Financing) and (solely in the case of Purchaser) integration activities and other planning activities related to the post-Closing operations of the Business and has, and will have as of immediately prior to the Closing, no liabilities other than those contemplated by this Agreement and the other Transaction Documents, the Debt Commitment Letter and the Equity Commitment Letter (including any obligations in connection with Alternate Financing) and (solely in the case of Purchaser) liabilities related to integration activities and planning activities related to the post-Closing operations of the Business.

Section 4.3 Authority; Enforceability.

(a) Each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub has all requisite corporate, limited partnership or limited liability company, as applicable, power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub of this Agreement and the execution and delivery by each of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or any of their applicable Affiliates of each other Transaction Document to which it or any of them will be a party, the performance by each of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and any such applicable Affiliate of their respective obligations hereunder and/or thereunder, and the consummation by each of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and any such applicable Affiliate of the transactions contemplated hereby and thereby, have been, or, with respect to such other Transaction Documents, will have been as of the Closing, duly and validly authorized by all requisite corporate, limited partnership or limited liability company, as applicable, action.

(b) Each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub has all requisite corporate, limited partnership or limited liability company, as applicable, power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, except where the failure to have such power and authority would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(c) This Agreement has been duly executed and delivered by each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub and, assuming this Agreement has been duly executed and delivered by Seller and the Purchased Entity, constitutes a valid and binding obligation of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub, and each other Transaction Document has been or will be as of the Closing, duly executed and delivered by Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or their applicable Affiliate that will be a party thereto and, assuming such Transaction Document has been duly executed and delivered by each Seller Entity that will be a party thereto, constitutes or will constitute a valid and binding obligation of each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub and any such applicable Affiliate of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub, in each case enforceable against Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub and any such applicable Affiliate of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub, as applicable, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 4.4 No Conflicts; Consents. The execution, delivery and performance by each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub of this Agreement and the other Transaction Documents to which Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub is or will be a party, and the consummation of the Transaction and the other transactions contemplated hereby and thereby, do not and will not (a) violate in any material respect any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub, (b) require a consent or approval under, conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (with or without the giving of notice or the lapse of time or both) of any right or obligation of Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub under any material Contract or Permit to which Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub is a party or is subject or (c) assuming compliance with the matters set forth in Section 3.5 and Section 4.5, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub is subject, except, with respect to clauses (b) and (c), as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5 Governmental Authorizations. The execution, delivery and performance of this Agreement by each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub and the consummation of the Transaction and the other transactions contemplated hereby, and the execution, delivery and performance of the other Transaction Documents to which Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or any of their respective Affiliates will be a party, and the consummation of the transactions contemplated thereby, do not require any Approval of, or Filing with, any Governmental Entity, except for (a) compliance with (i) the applicable requirements of the HSR Act, (ii) the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, (iii) the rules and regulations of the New York Stock Exchange and (iv) any applicable foreign or state securities or blue sky Laws, (b) compliance with the Regulatory Laws and the Approvals and Filings set forth in Section 3.5 of the Seller Disclosure Schedules and (c) Approvals and Filings which if not obtained or made would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6 Financing; Financial Ability to Perform.

(a) Each of Bank Debt Merger Sub and Bond Debt Merger Sub is a party to and has accepted a fully executed commitment letter, dated as of the date hereof (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide each of Bank Debt Merger Sub and Bond Debt Merger Sub, as applicable, debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among the Guarantors (the “Equity Investors”) and Purchaser (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letter provides that Seller is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter as set forth therein.

(c) Purchaser has delivered to Seller a true, complete and correct copy of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event adversely affect the conditionality, enforceability, availability, termination or amount of the Financing.

(d) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders or the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Assuming the satisfaction of the conditions contained in Section 8.1 and Section 8.2, neither Purchaser nor Debt Merger Subs have any reason to believe that either Purchaser or Debt Merger Subs will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters, as applicable, on or prior to the Closing Date, nor does Purchaser or Debt Merger Subs have knowledge that any Lender or Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that would reasonably be expected to adversely affect the conditionality, enforceability, availability, termination or amount of the Financing.

(e) The Financing, when funded in accordance with the Commitment Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub with cash proceeds at the Closing sufficient for the satisfaction of all of their obligations at the Closing under the Transaction Documents and the Commitment Letters, including, following the Debt Merger, making of the Debt Financed Distribution, the Contributed Amount and the payment of the Closing Secondary Equity Interests Cash Consideration, and any fees and expenses of or payable by Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub, or their respective Affiliates on the Closing Date (such amounts, collectively, the “Financing Amounts”).

(f) The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and Debt Merger Subs and to the knowledge of Purchaser all the other parties thereto and are in full force and effect. As of the date hereof, to the knowledge of Purchaser, no event has occurred which (with or without notice, lapse of time or both) constitutes, or would constitute, a default, breach or failure to satisfy a condition by Purchaser or Debt Merger Subs under the terms and conditions of the Commitment Letters. As of the date hereof, neither Purchaser nor Debt Merger Subs has any reason to believe that any of the conditions to the Financing will not be satisfied by Purchaser or Debt Merger Subs, as applicable, on a timely basis or that the Financing will not be available to Purchaser and Debt Merger Subs on the Closing Date. Purchaser and Debt Merger Subs have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. The Commitment Letters have not been modified, amended or altered on or prior to the date hereof, none of the Commitment Letters will be amended, modified or altered at any time through the Closing, except as permitted by Section 5.7(b) (with any such modification, amendment or alteration promptly notified in writing to Seller) and none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Purchaser and Debt Merger Subs, as of the date hereof, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated except as permitted by Section 5.7(b).

(g) Subject to Section 11.7(b) in no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Purchaser’s, Bank Debt Merger Sub’s or Bond Debt Merger Sub’s obligations under this Agreement.

Section 4.7 Guaranty. Concurrently with the execution of this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of the executed Guaranty. The Guaranty is valid, binding and enforceable in accordance with its terms, and is in full force and effect. As of the date hereof, the Guarantors are not in default or beach under any of the terms or conditions of the Guaranty and no event has occurred that, with or without notice, lapse of time, or both, to the knowledge of Purchaser would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of any Guarantor under the terms and conditions of the Guaranty. The Guarantors have sufficient cash, available lines of credit, capital commitments or other sources of available funds to satisfy the full amount of their guaranteed obligations under the Guaranty.

Section 4.8 Proceedings. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser, Bank Debt Merger Sub, or Bond Debt Merger Sub other than Proceedings which would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. Neither Purchaser nor Debt Merger Subs is subject to any outstanding Judgment of any Governmental Entity or arbitration tribunal which would have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.9 Compliance with Laws. Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub are in compliance with all Laws applicable to their respective businesses, as currently conducted, except to the extent that the failure to comply therewith would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub collectively possess all Permits necessary for the conduct of their respective businesses, as currently conducted, except where the failure to possess any such Permit would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.10 Brokers. Except as set forth in Section 4.10 of the Purchaser Disclosure Schedules, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or their respective Affiliates.

Section 4.11 Solvency. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub, any Seller Entity, the Purchased Entity or any of their respective Subsidiaries. Assuming (x) the satisfaction of the conditions contained in Section 8.1 and Section 8.2, immediately prior to the Closing, then immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(a) the Fair Value of the assets of Purchaser, Debt Merger Subs and their Subsidiaries (including the Purchased Entity and its Subsidiaries), taken as a whole, shall be greater than the total amount of Purchaser’s, Bank Debt Merger Sub’s, Bond Debt Merger Sub’s and their Subsidiaries’ (including the Purchased Entity and its Subsidiaries) liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b) Purchaser, Debt Merger Subs and their Subsidiaries (including the Purchased Entity and its Subsidiaries), taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c) Purchaser, Debt Merger Subs and their Subsidiaries (including the Purchased Entity and its Subsidiaries), taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

For the purposes of this Section 4.11, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Purchaser, Debt Merger Subs and their Subsidiaries (including the Purchased Entity and its Subsidiaries) would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.12 Securities Act. Purchaser is acquiring the Acquired Purchased Entity Equity Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Purchaser acknowledges that the Acquired Purchased Entity Equity Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Acquired Purchased Entity Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act and applicable state and foreign securities Laws or pursuant to an applicable exemption therefrom. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Acquired Purchased Entity Equity Interests and is capable of bearing the economic risks of such investment.

Section 4.13 Acknowledgement of No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV or in any other Transaction Document, the Guaranty or the Equity Commitment Letter, neither Purchaser, Debt Merger Subs nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Purchaser, Debt Merger Subs or any of their respective Subsidiaries or Affiliates, or with respect to any other information provided, or made available, to any Seller Entity or the Purchased Entity or any of their respective Affiliates or Representatives in connection with the Transaction and the other transactions contemplated by this Agreement. Each of Purchaser, Debt Merger Subs and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in this Article IV or in any other Transaction Document, the Guaranty or the Equity Commitment Letter.

(b) Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Seller, the other Seller Entities nor any of their respective Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the other Seller Entities, the Purchased Entity or any of their respective Subsidiaries or Affiliates, the Transferred Assets, the Business or with respect to any other information provided, or made available, to Purchaser or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. Except as expressly set forth in this Agreement, Purchaser acknowledges and agrees that neither Seller, the other Seller Entities nor any of their respective Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser, its Affiliates or Representatives or any other Person resulting from Purchaser’s use of, or the use by any of its Affiliates or Representatives, of any information, including information, documents, projections, forecasts, business plans or other material (including any Confidential Information (as defined in the Confidentiality Agreement)) made available to Purchaser, its Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller, the other Seller Entities or any of their respective Affiliates or Representatives, or Purchaser or its Affiliates or Representatives, the Financing Parties or any of Purchaser’s potential financing sources in connection with Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that it is not relying on any representation or warranty of Seller, the other Seller Entities, or any of their

Affiliates or Representatives or any other Person, other than those representations and warranties specifically set forth in Article III. Purchaser acknowledges and agrees that each of Seller and the other Seller Entities and their respective Affiliates disclaims any and all representations and warranties, whether express or implied, except for the representations and warranties contained in Article III. Purchaser acknowledges and agrees that neither Seller, the other Seller Entities nor any of their respective Affiliates makes any express or implied representation or warranty with respect to the Excluded Assets or the Retained Liabilities and further acknowledges and agrees to the matters set forth in Section 3.23(b) with respect to the New Subsidiaries.

(c) Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, results of operations and projected operations of the Business and the nature and condition of its properties, assets, liabilities and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III.

(d) Except for the representations and warranties contained in Article III, Purchaser acknowledges that neither Seller nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Confidential Information (as defined in the Confidentiality Agreement)) delivered to Purchaser or any of its Affiliates or Representatives in connection with Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

ARTICLE V

COVENANTS

Section 5.1 Efforts.

(a) From and after the date hereof, and subject to the terms and conditions of this Agreement, Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective as promptly as reasonably practicable the Transaction and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, Filings and notices required to be filed to satisfy the conditions precedent to this Agreement (including those set forth in Section 8.1) and to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable and (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Without limiting the foregoing, Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain (and shall cooperate with each other in obtaining) any Regulatory Approvals (which actions shall include promptly furnishing the other party (or the applicable Governmental Entity) with all information reasonably required in connection therewith) required to be obtained or made by Purchaser, Seller, the other Seller

Entities or the Purchased Entity (or Subsidiaries thereof) or any of their Affiliates in connection with the Transaction or the other transactions contemplated by this Agreement, including that Seller or the Purchased Entity shall as soon as practicable and, in any event, no later than required by applicable Law, prepare and file with the relevant Governmental Entity any notices required in connection with the Transaction. With respect to any applicable Regulatory Approvals under Financial Services Requirements and Gaming Laws not set forth on Section 3.5 of the Seller Disclosure Schedules, each Party agrees to use its reasonable best efforts and cooperate with the other Parties (A) in determining if any such Regulatory Approvals are not required in connection with the Transactions contemplated by this Agreement, and (B) if determined by the Parties that any such Regulatory Approvals are required, in timely making any filings required to be made by it to obtain such required Regulatory Approvals. Seller and the Purchased Entity (and its Subsidiaries) shall cooperate in good faith with Purchaser (or its legal counsel) to satisfy all required obligations in relation to any required Filings to be made by Purchaser in respect of the Transaction. Additionally, Purchaser and Seller shall not, and shall cause their respective Subsidiaries not to, take any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approval necessary to be obtained prior to the Closing. Without limiting the foregoing, Purchaser and Seller shall not, and shall cause their respective Subsidiaries not to, acquire or enter into a definitive agreement to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or merge or consolidate with any other Person, if such transaction would reasonably be expected to materially impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approval required to be obtained to satisfy the conditions set forth in Section 8.1(a). Purchaser and Seller shall not, without the prior written consent of the other party, extend or offer or agree to extend any waiting period under the HSR Act or any other Regulatory Law or other Law under which a Regulatory Approval is required, or enter into any agreement with any Governmental Entity related to this Agreement, the other Transaction Documents, the Amended and Restated LLC Agreement or the transactions contemplated by this Agreement.

(b) Prior to the Closing, Purchaser and Seller shall each keep the other reasonably apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of) all Filings made by such Party or any of its Affiliates with any Governmental Entity or any other information supplied by such Party or any of its Affiliates to, or material or substantive correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material or substantive communication received by such Party or any of its Affiliates or Representatives from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed communication with any such Governmental Entity. If either Party or any Affiliate or Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such Party will make, or cause to be made, promptly and after consultation with the other Party, an appropriate response to such request. None of Purchaser, Seller or their respective Affiliates or Representatives shall, unless otherwise required by the applicable Governmental Entity, participate in any meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or any applicable Law, gives the other Party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3, each Party shall furnish the other Party with copies of all correspondence and Filings (or, in the case of oral communications, advise the other Party of the substance thereof) between it or any of its Affiliates or Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and promptly furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of Filings to any such Governmental Entity. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to the recipient’s outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, however, that materials provided to another Party pursuant to this Section 5.1 may be redacted by the providing Party (i) to remove references concerning the valuation of or future plans for the Business or the Sale Process, (ii) as necessary to comply with contractual obligations or applicable Law and (iii) as necessary to address reasonable privilege or confidentiality concerns.

(c) Without limiting the foregoing, (i) Purchaser and Seller shall, and shall cause their respective Affiliates to, file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, and (ii) Purchaser and Seller shall, and shall cause their respective Affiliates to, file as promptly as practicable following the date of this Agreement, any other Filing required to obtain any other Regulatory Approvals, which, with respect to Filings (or draft Filings, if applicable) with respect to competition or foreign direct investment filings, shall be filed no more than forty-five (45) days after the date of this Agreement.

(d) In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary, Purchaser shall, and shall cause its Subsidiaries to, take all such action as may be necessary to avoid or eliminate each and every impediment under any applicable Law with respect to the transactions contemplated hereby and to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any applicable Law with respect to the transactions contemplated hereby, so as to enable the Closing to occur as soon as reasonably practicable (and in any event so as to enable the Closing to occur prior to the Outside Date). In furtherance of the foregoing, Purchaser shall proffer to and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Closing, any assets, licenses, operations, rights, product or service lines, businesses or interests therein of the Business or of Purchaser or its Subsidiaries (and consent to any sale, divestiture, lease, license, transfer, disposition or other encumbering by the Seller Entities of any assets of the Business or to any agreement by any of the Seller Entities to take any of the foregoing actions) and agree to make any material changes (including through a licensing arrangement) or restriction on, or other impairment of Purchaser’s or the Purchased Entity’s or its Subsidiaries’ ability to own, retain or operate, any such assets, licenses, product or service lines, businesses or interests therein or Purchaser’s ability to vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to ownership interests in the Business or of Purchaser or its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, none of Purchaser, Seller or their respective Affiliates shall be obligated to take or agree or commit to take any action (i) that is not conditioned on the Closing or (ii) that relates to any Excluded Assets or Retained Businesses; and in no event shall Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries) be required to be the licensing, selling, divesting, leasing, transferring, disposing or encumbering party under any such agreements, if taking such action would reasonably be expected to have more than an immaterial impact on any business or product line of Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries), and, in any case, Seller and its Affiliates (other than the Purchased Entity and its Subsidiaries) shall have no direct or indirect obligation or Liability in respect of any such agreements, transactions or relationships, including any indemnification obligations, for which Seller and its Affiliates (other than the Purchased Entity and its Subsidiaries) are not fully indemnified by Purchaser.

(e) In furtherance of the foregoing, prior to the Closing and upon Purchaser’s prior written request, Seller shall (or shall cause its Affiliates to), use its reasonable best efforts to do the following: (i) surrender of the Jersey Money Service Business License held by Seller or one of its Subsidiaries; (ii) amend the existing Singapore License under the Payment Services Act held by Seller or one of its Subsidiaries; and (iii) amend or terminate any pending, and not file any new, Financial Services License applications, except, in the case of each of clauses (i) through (iii), if any such surrender, amendment or termination would result in any additional required Regulatory Approval or a material delay of any of the transactions contemplated by this Agreement.

(f) Whether or not the Transaction is consummated but subject to Section 11.12, Purchaser shall be responsible for all filing and similar fees and payments payable to any Governmental Entity in order to obtain any Approvals pursuant to this Agreement excluding, for avoidance of doubt, the fees of and payments to Seller’s legal and professional advisors and fees.

(g) Notwithstanding anything in this Agreement to the contrary, except as contemplated by Section 5.1(f), none of Seller, the other Seller Entities or any of their respective Affiliates shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval that may be required in connection with the Transaction or the other transactions contemplated by this Agreement. None of Seller, the other Seller Entities, Purchaser or any of their respective Affiliates shall have any Liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure (in and of itself, without any breach by Seller of any of its obligations hereunder) to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement.

Section 5.2 Covenants Relating to Conduct of Business.

(a) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or any COVID-19 Measures and any action required to be taken, or omitted to be taken by Seller, any other Seller Entity, the Purchased Entity (or Subsidiary thereof) in response thereto (provided that Seller shall keep Purchaser reasonably informed as to the actions taken or omitted to be taken in respect to any COVID-19 Measure and provide Purchaser with reasonable advance notice of any such action and consult in good faith with Purchaser prior to taking or omitting to take any such action), or as otherwise expressly required or permitted by the terms of this Agreement (including Section 5.14), or to the extent related to the Excluded Assets, the Retained Liabilities or the Retained Business, from the date of this Agreement to the Closing, and except with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each other Seller Entity and the Purchased Entity (and any Subsidiary thereof) to, use commercially reasonable efforts to conduct the Business in all material respects in the ordinary course and preserve intact its current business organization; provided that no action by Seller or its Subsidiaries that is specifically addressed by Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of Section 5.2(b).

(b) Except as set forth in Section 5.2 of the Seller Disclosure Schedules or as required by applicable Law or any COVID-19 Measures and any action required to be taken, or omitted to be taken by Seller, any other Seller Entity, the Purchased Entity (or Subsidiary thereof) in response thereto (provided that Seller shall keep Purchaser reasonably informed as to the actions taken or omitted to be taken in respect to any COVID-19 Measure and provide Purchaser with reasonable advance notice of any such action and consult in good faith with Purchaser prior to taking or omitting to take any such action), or as otherwise expressly required or permitted by the terms of this Agreement (including Section 5.6, Section 5.14 or Article VI), or to the extent related to the Excluded Assets or Retained Liabilities, from the date of this Agreement to the Closing, Seller shall not, and shall cause its Subsidiaries and the Purchased Entity (and each Subsidiary thereof) not to, do any of the following with respect to the Business, the Transferred Assets, the Assumed Liabilities or the Purchased Entity (and each Subsidiary thereof) without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except (x) as may be required by a Seller Benefit Plan as in effect on the date hereof or as may be established or amended not in contravention of this Agreement or (y) in connection with any action that generally applies to participating Business Employees and other similarly situated employees of Seller and its Affiliates or for any grant, payment, award or arrangement for which Seller or any of its Affiliates (other than the Purchased Entity or any of its Subsidiaries) shall retain all Liabilities, (A) grant or increase any compensation or benefit to any Key Business Employee, other than increases to base salary (and corresponding increases in incentive opportunities or other compensation or benefits calculated by reference to base salary) adopted in the ordinary course of business consistent with past practice, (B) accelerate the vesting, funding or payment of any compensation or benefits to any Key Business Employee, (C) adopt, establish enter into, terminate, modify or materially amend any Purchased Entity Benefit Plan, other than in the ordinary course of business consistent with past practice, (D) hire, engage or promote (in each case other than to fill a vacancy) or terminate (other than for cause) the employment or engagement of any Key Business Employee, or (E) other than as required by applicable Law or deemed by Seller in good faith as necessary to satisfy the Labor Process Obligations, enter into, modify, extend or terminate any Collective Bargaining Agreement or recognize or certify any labor union, works council, or other labor organization or group of employees as the bargaining representative for any Business Employees;

(ii) authorize or effect any amendment to, or change, the organizational documents of the Purchased Entity (or any Subsidiary thereof), in a manner adverse to Purchaser;

(iii) (A) issue, sell, pledge, transfer, redeem or repurchase, or authorize or propose to issue, sell, pledge, transfer, redeem, repurchase or authorize, or reclassify, any equity interests of the Purchased Entity (or any of its Subsidiaries) or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of the Purchased Entity (or any of its Subsidiaries) or (B) with respect to the Purchased Entity, declare, set aside or pay any non-cash dividend or non-cash distribution with respect to any equity interests thereof;

(iv) (A) permit the Purchased Entity (or Subsidiary thereof) to incur, create or assume (A) any indebtedness for borrowed money in excess of $500,000,000 in the aggregate, other than in the ordinary course of business or that will be settled at or prior to the Closing or (B) any Lien, other than Permitted Liens, with respect to any material asset of the Business other than (1) in the ordinary course of business or (2) those that will be discharged or released at or prior to the Closing;

(v) (A) acquire any material assets, Person or business (whether by merger, consolidation or acquisition of stock or assets or otherwise), (B) enter into any joint venture with any Person or (C) make any loans, investments or advances to or in any Person (other than routine advances of business expenses to employees, extensions of credit to customers and loans, investments or advances solely between or among the Seller, a Seller Entity, the Purchased Entity or any of their respective Subsidiaries);

(vi) dispose of, lease, license, transfer or, abandon any material Transferred Assets or other material assets of the Business (including material Business Intellectual Property), in each case, other than disposals, leases, non-exclusive licenses, transfers or abandonment in the ordinary course of business;

(vii) (A) except as contemplated by Section 5.15(e) with respect to Shared Contracts, amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Business Permit or any Material Contract or the portion relating to the Business of any Shared Contract that is material to the Business, or (B) enter into any Contract that, if in effect on the date hereof, would be a Material Contract of the type described in (I) Section 3.12(a)(iv) or Section 3.12(a)(viii), other than the automatic renewal or extension of any such Material Contract pursuant to its terms, or (II) Section 3.12(a)(ii) if in connection therewith the Seller or its Affiliates (other than the Purchased Entity and its Subsidiaries) enters into or amends a commercial arrangement with such counterparty;

(viii) make any material change in any method of financial accounting or financial accounting practice or working capital or cash management (including with respect to settlement liabilities, settlement receivables, settlement deposits, accounts receivable and accounts payable) practice or policy applicable to the Business, other than such changes as are required by GAAP or applicable Law;

(ix) other than as set forth in the capital expenditure budget made available to Purchaser, make any capital expenditures or commitments for capital expenditures that have post-Closing obligations in excess of $5,000,000 individually, or $50,000,000 in the aggregate; settle, initiate or compromise any Proceeding, audit or investigation (other than any Proceeding, audit or investigation in respect of Taxes or Tax matters) if such settlement or compromise (A) requires payment to any other Person or involves a claim by Seller (or any Subsidiary thereof) of amounts in excess of $10,000,000, (B) imposes ongoing restrictions on the operations of the Business or the Purchased Entity (or Subsidiary thereof) (other than customary confidentiality obligations), (C) is brought by a Governmental Entity or (D) involves criminal penalties;

(x) terminate or fail to renew the coverage of any material Business Insurance Policy;

(xi) other than with respect to any Seller Combined Tax Return or any Seller Tax Group (or any other Tax Return to the extent intended to conform to a Seller Combined Tax Return or a Tax Return of a Seller Tax Group), (A) make (other than consistent with past practice), revoke or change any material Tax election, (B) change any annual accounting period, (C) adopt, elect (other than consistent with past practice) or change any material method of accounting, (D) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (E) enter into any closing or similar agreement with any Taxing Authority in respect of any material Tax, (F) settle or abandon any material Tax claim, audit, or assessment or material Proceeding in respect of Taxes or Tax matters for an amount materially in excess of amounts reserved therefor, (G) amend any material Tax Return, or (H) consent to any extension or waiver of the limitations period applicable to any material Tax audit, claim, Proceeding or assessment, other than any such extension that is automatic or automatically granted, but, in each case, only to the extent such action would reasonably be expected to have a material and adverse continuing effect on the Tax liability of the Purchased Entity or its Subsidiaries for a Post-Closing Tax Period (it being agreed and understood that none of clauses (i) through (x) nor clause (xii) through (xvi) of this Section 5.2(b) shall apply with respect to Tax compliance matters (other than clause (xvi) insofar as it relates to this clause (xi)));

(xii) make any material change to (A) the operation or security of, or any administrative, technical or physical safeguards related to, any Information Technology or privacy or data security or (B) any policies or procedures with respect to Personally Identifiable Information or confidential or other sensitive information (including customer data) or Data Security Requirements, except as required by applicable Law, any Governmental Entity or any Contract in effect as of the date hereof;

(xiii) enter into any material new line of business or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization under applicable Law;

(xiv) enter into, amend or modify any Contracts between Seller and its Affiliates (other than the Purchased Entity and its Subsidiaries), on the one hand, and the Purchased Entity and its Subsidiaries or otherwise involving the Business, on the other hand, in each case, solely with respect to any such Contracts that will survive the Closing and not be terminated pursuant to Section 5.6;

(xv) transfer or reassign the duties of (A) a Business Employee such that he or she is no longer a Business Employee or (B) any other employee of Seller or its Affiliates such that he or she would become a Business Employee, other than as expressly contemplated pursuant to Section 6.1 herein or with respect to any transfers of employment (including as a result of a written internal transfer request initiated by an employee) in the ordinary course and consistent with past practice (notice of which shall be promptly delivered to Purchaser); or

(xvi) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Business’s operations prior to the Closing. Prior to the Closing, Seller (and its Subsidiaries) shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision of the operations of the Business. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the Seller Entities’ ability to transfer the Excluded Assets or the Retained Liabilities to Seller or any of its Subsidiaries (other than the Purchased Entity and its Subsidiaries) or the Transferred Assets or Assumed Liabilities to the Purchased Entity and its Subsidiaries, in each case prior to, at or after the Closing or prohibit Seller from implementing the Pre-Closing Restructuring Steps in accordance with Section 5.14.

(d) Except as contemplated by Article II, from 12:01 a.m. (Eastern Time) on the Closing Date through the Closing, Seller shall not, and shall cause each Seller Entity and the Purchased Entity (and each Subsidiary thereof) not to, incur, create, guarantee or assume any indebtedness for borrowed money for which the Purchased Entity (or any Subsidiary thereof) would be an obligor or which would otherwise constitute an Assumed Liability.

Section 5.3 Confidentiality; Exclusivity.

(a) Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between GTCR LLC and Seller, dated as of May 16, 2022 (as amended through the date hereof, the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the other Seller Entities, the Purchased Entity or any of their respective Affiliates or Representatives, concerning the Retained Businesses, Seller, the other Seller Entities or any of their respective Affiliates (other than to the extent relating to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, notwithstanding any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing does not occur and this Agreement is terminated, and the remaining term of the Confidentiality Agreement is less than twenty-four (24) months, the Confidentiality Agreement (other than any employee non-solicitation restrictions, which shall continue for an additional period equal to the original non-solicitation period under the Confidentiality Agreement) shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the Parties to amend the Confidentiality Agreement accordingly. As soon as reasonably practicable after the date hereof, Seller shall request each counterparty (other than Purchaser or any of its Affiliates) to a confidentiality agreement to which Seller or any of its Subsidiaries is a party that was entered into with a potential purchaser of the Business (or a material portion thereof) in connection with the Sale Process (a “Sale Process NDA”) and to whom confidential information about the Business was furnished within the six (6) months prior to the date hereof by or on behalf of Seller in connection with any actual or potential proposal by such Person to acquire the Business (or any material portion thereof), to promptly return or destroy all such confidential information to the extent required by such Sale Process NDAs. Prior to the termination of this Agreement, without Purchaser’s prior written consent, Seller shall not release any third party from any provision of, any Sale Process NDA.

(b) Seller hereby agrees with Purchaser that it shall not, and shall not permit its Affiliates or their respective Representatives to, for a period of thirty-six (36) months after the Closing Date (or with respect to any information constituting a trade secret, for so long as such information constitutes a trade secret), directly or indirectly, without the prior written consent of Purchaser, disclose to any third party (other than Seller’s Affiliates and its and their respective Representatives to the extent necessary to perform its obligations or enforce its rights under this Agreement, any other Transaction Document, the Amended and Restated LLC Agreement, the Registration Rights Agreement, or any Contract that has not been assigned or transferred pursuant to Section 5.15) any confidential or proprietary information included in the Transferred Assets or to the extent relating to the Business or the Assumed Liabilities (“Confidential Business Information”); provided, however, that the term “Confidential Business Information” will not include any information (i) that becomes available to Seller or its Affiliates or their respective Representatives from and after the Closing, from a third party source that is not known by Seller to be under any obligations of confidentiality in respect of such information, (ii) that is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or (iii) that is or was derived independently by Seller, its Affiliates or any of their respective Representatives without use of or reference to Confidential Business Information. In addition,

Seller shall not, and shall not permit its Affiliates or their respective Representatives to, without the prior written consent of Purchaser, disclose any Confidential Business Information that constitutes a trade secret under applicable law until such time as such Confidential Business Information no longer constitutes a trade secret under applicable law (other than as a result of disclosure by Seller, its Affiliates or their respective Representatives in violation of this Section 5.3(b)). The immediately preceding two sentences shall not prohibit Seller, its Affiliates or any of their respective Representatives (A) from disclosing Confidential Business Information in connection with complying with the terms of this Agreement, any of the Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, or any Contract that has not been assigned or transferred pursuant to Section 5.15, (B) from disclosing Confidential Business Information that Seller, any of its Affiliates or its or their Representatives are required by Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person to disclose (provided that Seller will, to the extent not legally prohibited, provide Purchaser with prompt written notice of such request so that Purchaser may seek, at its sole expense, an appropriate protective order and/or waive compliance with this Section 5.3(b)), or (C) from disclosing Confidential Business Information to the extent permitted by the Amended and Restated LLC Agreement. Furthermore, the provisions of this Section 5.3(b) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Seller or its Affiliates or any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement or the Commercial Agreements or the transactions contemplated hereby and thereby. The Parties acknowledge and agree that (x) Seller, the Seller Entities and their respective Affiliates currently, and following the Closing may continue to, maintain and expand business and commercial relationships (whether as a customer, supplier or otherwise) with the same Persons and engage in commercial relationships with such Persons and with Purchaser, and, subject to compliance with Section 5.16(a), may employ, or continue to employ, individuals who previously worked in or with the Business and possess knowledge and know-how used in, relating to, or arising from the Business and (y) nothing in this Section 5.3(b) shall prohibit or restrict the maintenance or expansion of any such relationships or employment of any such individuals; provided that Confidential Business Information is not used or disclosed in violation hereof.

(c) From the date of this Agreement to the Closing, the Seller Entities will not, and will cause their respective Affiliates and use reasonable best efforts to cause their respective other Representatives not to, enter into any Contracts or other arrangements regarding a sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of the Purchased Entity or a material portion of the assets of the Business with any other Person (other than the transactions contemplated by this Agreement) (an “Acquisition Proposal”) or provide any confidential information to any third party (in each case other than to Purchaser and its Representatives) contacting or making an inquiry of Seller with respect to a potential Acquisition Proposal, other than information which is traditionally provided in the regular course of the business operations of the Business to third parties. The Seller Entities will, and will cause their respective Affiliates to, and use reasonable best efforts to cause its and their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing discussions and negotiations with third parties regarding Acquisition Proposals and (ii) promptly notify Purchaser if any Acquisition Proposal, or any inquiry from any Person with respect thereto, is subsequently made and provide Purchaser with the material terms thereof (excluding the identity of the Person making such Acquisition Proposal or inquiry with respect thereto).

Section 5.4 Access to Information.

(a) Seller shall afford to Purchaser and its Affiliates and its and their Representatives reasonable access, upon reasonable notice during normal business hours, consistent with applicable Law and in accordance with reasonable procedures established by Seller, during the period prior to the Closing, and solely for purposes of integration planning or otherwise in furtherance of the Transaction and the other transactions contemplated by this Agreement and the other Transaction Documents, to the properties, books, Contracts, records and personnel of Seller and its Subsidiaries related to the Business, the Transferred Assets, the Assumed Liabilities and the Purchased Entity (and Subsidiaries thereof); provided, however, that neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4(a), and prior to the Closing Date, Purchaser shall not conduct any Phase II Environmental Site Assessment or conduct any invasive testing or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Owned Real Property or the Leased Real Property, or any other property of Seller, the other Seller Entities, the Purchased Entity or any of their respective Affiliates.

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business and all requests for such access shall be made to the Representatives of Seller designated by Seller. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information (i) where, in the reasonable judgment of Seller, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any Laws or contractual obligations (it being agreed that, in the event that the restrictions set forth in clause (i) of this sentence apply, Seller shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable Purchaser to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client privilege or contravening any Laws or contractual obligations) or (ii) to the extent such information concerns the Sale Process.

(c) At and after the Closing (for so long as Seller or any of its Affiliates owns any equity interests in the Purchased Entity or any of its Subsidiaries), the Purchased Entity shall, and shall cause its Subsidiaries to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice and without unreasonable interference with the operation of the Business, access to the properties, books, Contracts, records (in each case to the extent in the possession or control of the Purchased Entity or any of its Subsidiaries) and employees of the Business and the Purchased Entity (and Subsidiaries thereof) to the extent that such access may be reasonably required by Seller in connection with preparing financial statements, reporting and payment of Taxes, regulatory or securities Law reporting obligations, and compliance with applicable Laws or for use in any Proceeding (other than a Proceeding between or among Seller or any of its Affiliates, on the one hand, and the Purchased Entity or any of its Subsidiaries, on the other hand) or other legitimate non-competitive purposes in connection with Seller’s operation of any of the Retained Businesses following Closing; provided, however, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ (i) rights of discovery under applicable Law or (ii) access or information rights under the Amended and Restated LLC Agreement, or the rights of any director or officer of the Purchased Entity or any of its Subsidiaries designated by or on behalf of Seller or any of its Affiliates pursuant to the Amended and Restated LLC Agreement. The final sentence of Section 5.4(b) shall apply mutatis mutandis to any access provided to pursuant to this Section 5.4(c). For the avoidance of doubt, in the case of any matters that are the subject of this Section 5.4(c) and Article VII, the provisions of Article VII (and not this Section 5.4(c)) shall control. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to (x) violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4 or (y) provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws (it being agreed that, in the event that the restrictions set forth in this clause (y) apply, the Purchased Entity shall, and shall cause its Subsidiaries to, cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable Seller to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client privilege or contravening any Laws.

(d) The Purchased Entity shall, and shall cause its Subsidiaries to, hold all the books and records relating to the Business and existing on the Closing Date (in the case of the Purchased Entity, to the extent held by the Purchased Entity or any Subsidiary thereof as of the Closing Date) and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.

Section 5.5 Publicity. The initial press release with respect to the Transaction shall be a joint press release and has been agreed upon by Seller and Purchaser. Other than such joint press release, neither Party nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith; provided that the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the Transaction or the other transactions contemplated by this Agreement are consistent with previous releases or announcements made in compliance with the provisions of this Section 5.5. Seller and Purchaser will consult with each other concerning the means by which the employees, customers, suppliers and partners of the Purchased Entity and its Subsidiaries and other Persons having dealings with the Purchased Entity and its Subsidiaries will be informed of the Transaction. Nothing contained herein will limit the ability of Purchaser or its Affiliates to make any internal communications among Purchaser or its Affiliates or announcement to their direct and indirect existing and bona fide prospective debt or equity investors, in each case, provided that such Persons are subject to customary confidentiality obligations.

Section 5.6 Intercompany Accounts and Intercompany Arrangements.

(a) Immediately prior to the Closing (or prior thereto, if so determined by Seller), all intercompany balances and accounts (other than trade payables or receivables arising in the ordinary course of business and other than intercompany balances and accounts set forth in Section 5.6 of the Seller Disclosure Schedules) between the Seller Entities and any of their Affiliates (other than the Purchased Entity (and Subsidiaries thereof)), on the one hand, and the Purchased Entity (and Subsidiaries thereof), on the other hand, shall be settled or otherwise eliminated in such a manner as the Seller Entities shall reasonably determine (including, if so reasonably determined by Seller, by the Seller Entities or any of their Affiliates removing from the Purchased Entity (or Subsidiary thereof) any or all Cash Amounts, funds from cash pools or intercompany receivables, or transferring to the Purchased Entity (or Subsidiary thereof) any intercompany payables or receivables, in each case, by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise). Any such intercompany balances and accounts that are settled after 12:01 a.m. (Eastern Time) on the Closing Date but in connection with the Closing shall be deemed for purposes of this Agreement to have been settled as of immediately prior to 12:01 a.m. (Eastern Time) on the Closing Date. Intercompany balances and accounts solely among any of the Purchased Entity (or Subsidiaries thereof) shall not be affected by the above provisions of this Section 5.6. Immediately prior to the Closing (or prior thereto, if so determined by Seller), except for the Transaction Documents to be entered into in connection with this Agreement, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Commercial Agreements and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between Seller and its Affiliates, on the one hand, and the Purchased Entity (or Subsidiaries thereof), on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder.

(b) Except to the extent provided to the contrary in this Section 5.6, effective as of the Closing, each of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and the Purchased Entity, on behalf of itself and its Affiliates, hereby releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Transferred Assets, the Retained Businesses, or the operations of the Purchased Entity (or its Subsidiaries) prior to the Closing, or relating to or arising out of Seller’s or its Affiliate’s ownership of the Purchased Entity Equity Interests or the Transferred Assets, except for any Liability, obligation or responsibility pursuant to the provisions of this Agreement, the other Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, the Commercial Agreements, and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules. Each of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and the Purchased Entity hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim relating to any Liability, obligation or responsibility that is released pursuant to this Section 5.6(b), or commencing, instituting or causing to be commenced or instituted, any Proceeding of any kind against Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) based upon any such released claim.

(c) Except to the extent provided to the contrary in this Section 5.6, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby releases Purchaser, the Purchased Entity and its Subsidiaries (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Transferred Assets, the Retained Businesses, or the operations of the Purchased Entity (or their Subsidiaries) prior to the Closing, or relating to or arising out of the Purchased Entity’s (or its Subsidiaries’) ownership of the Transferred Assets or operation of the Business, except for any Liability, obligation or responsibility pursuant to the provisions of this Agreement, the other Transaction Documents, the Amended and Restated LLC Agreement, the Registration Rights Agreement, any Commercial Agreements and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules. Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim relating to any Liability, obligation or responsibility that is released pursuant to this Section 5.6(c), or commencing, instituting or causing to be commenced or instituted, any Proceeding of any kind against the Purchased Entity and its Subsidiaries (and their respective officers, directors and employees, acting in their capacities as such) based upon any such released claim.

Section 5.7 Financing.

(a) Purchaser and Debt Merger Subs shall, and shall cause each of their respective Subsidiaries to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Transaction is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser and Debt Merger Subs shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letters as promptly as possible (taking into account the anticipated timing of the Closing and the completion of the Marketing Period) but in any event prior to the date on which the Transaction is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions in the Commitment Letters and the Definitive Agreements that are within its control and comply with their respective obligations thereunder and (iv) enforce their respective rights under the Commitment Letters and Definitive Agreements in a timely and diligent manner. Additionally, each of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub shall use its reasonable best efforts to consummate the Financing (or, in the case of any bridge facilities contemplated by the Debt Commitment Letter, high yield financing or other financing incurred in lieu thereof) as promptly as possible after the date on which it receives the Financing Information, subject to the requirements of Section 2.2 and the Marketing Period; provided, that Purchaser and the Debt Merger Subs shall have no obligation to fund any of the Debt Financing into escrow.

(b) Neither Purchaser, nor Debt Merger Subs nor any of their respective Subsidiaries shall, without the prior written consent of Seller: (i) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing to an amount less than the Financing Amounts (taking into account available cash of the Purchased Entity and its Subsidiaries (if any)), (C) adversely affects the ability of Purchaser or Debt Merger Subs to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, (D) would otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the Transaction and the other transactions contemplated by this Agreement or (E) would reasonably be expected to result in any adverse Tax consequences to Seller and its Affiliates as compared with the Intended Tax Treatment (the effects described in clauses (A) through (E), collectively, the “Prohibited Modifications”); or (ii) terminate or cause the termination of the Commitment Letters (except to the extent the Financing Amounts are funded into escrow, such escrow arrangement does not constitute or effect any Prohibited Modifications and the conditions to release the Financing Amounts therefrom are no more onerous than the conditions set forth in the Debt Commitment Letter as of the date hereof and otherwise in accordance with Section 2.2) or any Definitive Agreement. Purchaser and Debt Merger Subs shall promptly deliver to Seller copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Documents. Notwithstanding the foregoing, Purchaser or Debt Merger Subs (or their applicable Affiliates) may amend any Debt Commitment Letter and Fee Letter to (A) add lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other financing sources who had not executed such Debt Commitment Letter as of the date hereof and, in connection therewith, amend the additional lender, purchasers, investors, lead arrangers, bookrunners or syndication agents provisions with respect to the appointment of such additional lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other financing sources, in each case, provided the foregoing does not constitute or effect a Prohibited Modification or (B) make any modification to comply with the “market flex” provisions contained in the fee letters related to the Debt Commitment Letter.

(c) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Purchaser and Debt Merger Subs shall (i) promptly notify Seller in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of their respective Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) (provided that Purchaser shall have no obligation to seek alternative financing that contains materially less favorable economic terms, taken as a whole, to Purchaser as compared to the economic terms of the Financing (assuming for purposes hereof that all “flex” provisions in or related to the Debt Commitment Letter (including with respect to fees and original issue discount)

have been exercised)) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the Transaction and the other transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications or conditions to the consummation thereof that are more onerous than those set forth in Debt Commitment Letter as of the date hereof; provided, that the terms of the Alternative Financing must not, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) result in (A) any adverse and material Tax consequences to Seller and its Affiliates as compared with the Intended Tax Treatment or (B) any other adverse and material Tax consequences to Seller and its Affiliates. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing structured as permanent financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied if the Closing were to occur at such time, and (y) those conditions the failure of which to be satisfied are attributable to a breach by Purchaser or Debt Merger Subs of their respective representations, warranties, covenants or agreements contained in this Agreement) and (3) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.7) are available on terms and conditions substantially similar to the terms and conditions described in the Debt Commitment Letter, then Purchaser and Debt Merger Subs shall cause the proceeds of such bridge financing to be used immediately on the Closing Date in lieu of such affected portion of the permanent financing. Purchaser and Debt Merger Subs shall provide Seller with prompt oral and written notice of any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Purchaser and Debt Merger Subs shall keep Seller reasonably informed on a reasonably current basis or upon request of the status of its efforts to consummate the Financing, including any Alternative Financing.

(d) The foregoing notwithstanding, compliance by Purchaser and Debt Merger Subs with this Section 5.7 shall not relieve Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub of their respective obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent Purchaser and Debt Merger Subs obtain Alternative Financing or amend, replace, supplement, terminate, modify or waive any of the Financing, in each case pursuant to this Section 5.7 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

(e) Purchaser shall give Seller prompt notice of any event which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Guaranty.

Section 5.8 Financing Cooperation.

(a) Seller and the Purchased Entity provide, and shall use their reasonable best efforts to cause their respective Representatives to provide, customary cooperation, to the extent reasonably requested by Purchaser and Debt Merger Subs in writing, necessary for the arrangement of the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller Entities or any of their Affiliates), including using reasonable best efforts to:

(i) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which may be virtual;

(ii) to the extent required by the Debt Financing, facilitate the pledging of collateral of NewCo Guarantor, NewCo Borrower and their Subsidiaries, effective no earlier than the closing of the Debt Merger;

(iii) furnish to Purchaser and Debt Merger Subs the Financing Information and such other information (including other financial information) regarding the Business as is reasonably available to Seller at such time, customarily included in offering documents in connection with the execution of financings of a type similar to the Debt Financing and reasonably requested by Purchaser and Debt Merger Subs in connection with the Financing;

(iv) assist Purchaser and Debt Merger Subs with Purchaser’s and Debt Merger Subs’ preparation of pro forma financial information and pro forma financial statements, and with Purchaser’s and Debt Merger Subs’ preparation of projections, in each case, solely with respect to information regarding the Business, it being agreed that Purchaser and Debt Merger Subs shall provide (A) the proposed aggregate amount of Debt Financing, together with assumed interest rates and fees and expenses relating to the incurrence of such Debt Financing and (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;

(v) provide reasonable and customary assistance to Purchaser, Debt Merger Subs and the Lenders in the preparation of customary offering documents, lender presentations, private placement memoranda, syndication memoranda, ratings agency presentations, roadshow presentations, bank books, confidential information memoranda and other marketing material for the Debt Financing;

(vi) execute and deliver (A) customary authorization letters to the Financing Entities authorizing the distribution of information regarding the Business to prospective lenders or investors in connection with the Debt Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about the Business, the Purchased Entity or its Subsidiaries or their securities, and a customary representation as to the accuracy of the written information contained in the disclosure and marketing materials regarding the Business and to the extent provided by Seller or any of its Subsidiaries, subject to customary exceptions and qualifications (“Financing Authorization Letters”) and (B) customary management representation letters and CFO certificates with respect to the financial information of the Business included in the marketing materials for any debt offerings; provided, however, that, in each case, Seller or any of its applicable Subsidiaries shall only be obligated to deliver such financial statements and information to the extent they do not contain Excluded Information;

(vii) cause their independent auditors to (A) provide drafts and executed versions of customary auditor comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical financial information and “negative assurance” comfort with respect to the pro formas customary and consistent with the accounting policies and procedures of the auditors of the Business, in each case, relating to the Business as reasonably requested by Purchaser and Debt Merger Subs or as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A) and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions at reasonable times and places;

(viii) provide no later than four (4) Business Days prior to Closing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to NewCo Guarantor, NewCo Borrower, the Purchased Entity and their Subsidiaries, in each case as reasonably requested by Purchaser at least ten (10) Business Days prior to the Closing Date;

(ix) cooperate with Purchaser to obtain customary corporate and facilities credit ratings;

(x) cooperate with the Lenders’ due diligence, to the extent customary and reasonable; and

(xi) assist in the preparation, and in the execution and delivery by NewCo Guarantor, NewCo Borrower and their Subsidiaries substantially concurrently with consummation of the Debt Mergers, of Definitive Agreements (including completing any schedules or other customary informational requirements relating to NewCo Guarantor, NewCo Borrower and their Subsidiaries with respect to, any credit agreements, purchase agreements, indentures, guarantees, pledge and security documents and other definitive financing documents), customary evidence of authority, customary officer’s certificates and customary solvency certificates.

(b) The foregoing notwithstanding, neither Seller nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.8 that could: (i) require Seller or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that Seller will, to the extent otherwise required hereby, use reasonable best efforts to (A) cause persons who will continue as officers or directors, as applicable, of NewCo Borrower after the occurrence of the Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of the closing of the applicable Debt Merger, (B) execute and deliver the Financing Authorization Letters and (C) execute management representations letters and CFO certificates as set forth in clause (vi)(B)), (ii) cause any representation or warranty in this Agreement to be breached by Seller or any of its Affiliates, (iii) require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or otherwise incur any obligation under any agreement, certificate, document or instrument, (iv) reasonably be expected to cause any director, officer, employee or shareholder of Seller or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of Seller or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller or any of its Affiliates is a party, (vii) provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Seller or any of its Affiliates, (viii) require the delivery of any opinion of counsel, (ix) require Seller to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (x) require Seller or any of its Affiliates to prepare or deliver any Excluded Information or (xi) result in any adverse and material Tax consequences to Seller or its Affiliates, including as to the Intended Tax Treatment. Nothing contained in this Section 5.8 or otherwise in this Agreement shall require (A) Seller or any of its Affiliates (other than NewCo Guarantor, NewCo Borrower and their Subsidiaries) to be an issuer or other obligor with respect to the Debt Financing, (B) any Subsidiary of the Purchased Entity, prior to the closing of the Debt Mergers and pursuant to Section 2.2 and Section 2.3, to be an issuer or other obligor with respect to the Debt Financing or (C) NewCo Borrower, other than in accordance with Section 2.2 and Section 2.3, to be an issuer or borrower with respect to the Debt Financing. Purchaser and Debt Merger Subs shall, promptly on request by Seller, reimburse Seller and each of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless Seller and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.8 and any information used in connection therewith (other than, in each case, any costs incurred in connection with the preparation, review and audit of historical financial information).

(c) The parties hereto acknowledge and agree that the provisions contained in this Section 5.8 represent the sole obligation of Seller and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser and Debt Merger Subs with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s, Bank Debt Merger Sub’s or Bond Debt Merger Sub’s obligations under this Agreement.

(d) Subject to Section 11.12, the parties hereto acknowledge and agree that all amounts, fees and expenses paid or payable by Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or their respective Affiliates in connection with the Debt Financing or Alternative Financing, as applicable, and/or the arrangement thereof or required to be paid prior to or at the Closing pursuant to the terms of the Debt Commitment Letter and any fee letters related thereto and/or the Definitive Agreements (including, for the avoidance of doubt, any original issue discount) shall be borne by Purchaser.

(e) All non-public or otherwise confidential information regarding Seller or any of its Affiliates obtained by Purchaser or its Representatives pursuant to this Section 5.8 shall be kept confidential in accordance with the Confidentiality Agreement.

(f) Seller hereby consents, and shall cause the Purchased Entity to consent, to the use of the Purchased Entity’s trademarks and logos in connection with the Debt Financing; provided, that such trademarks and logos (i) are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Purchased Entity or any of its Subsidiaries or Seller or the reputation or goodwill of the Purchased Entity or any of its Subsidiaries or Seller and (ii) are used solely in connection with a description of the Purchased Entity and its Subsidiaries, the Business or the Transaction in connection with any marketing materials related to the Debt Financing.

Section 5.9 Financial Obligations. From the date hereof to the Closing, each of Purchaser, Seller and the Purchased Entity shall use its reasonable best efforts to arrange for substitute letters of credit, surety bonds, guarantees, advance payment guarantees, and other obligations issued by or for the account of the Purchased Entity or its Subsidiaries to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than the Purchased Entity (and Subsidiaries thereof)) in connection with or relating to the Business, the Transferred Assets or the Assumed Liabilities (together, the “Guarantees”) and to cause the Purchased Entity or its Subsidiaries, as applicable, to assume all obligations under each Guarantee, obtaining from the creditor or other counterparty a full and irrevocable release of Seller and its Affiliates that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Guarantees. The Purchased Entity further agrees that to the extent Seller or any of its Affiliates incurs any cost or expense, or is required to make any payment, or is subject to any claim or Proceeding, in connection with such Guarantees on or after the Closing, the Purchased Entity shall indemnify and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, any and all out-of-pocket Liabilities or amounts paid, including costs or expenses in connection with such Guarantees, including Seller’s and any of its Affiliates’ reasonable expenses in maintaining such Guarantees, whether or not any such Guarantee is drawn upon or required to be performed, and shall in any event promptly and in no event later than ten (10) Business Days after written demand therefor from Seller, reimburse Seller and any of its Affiliates to the extent that any Guarantee is called upon and Seller or any of its Affiliates makes any payment or incurs any Liability in respect of any such Guarantee. For any Guarantees for which the Purchased Entity or any of its Subsidiaries, as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Affiliates to be fully released in respect thereof), the Purchased Entity shall and shall cause its Subsidiaries to continue to use their reasonable best efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, neither the Purchased Entity nor its Subsidiaries shall extend or renew any Contract containing or underlying a Guarantee unless, prior to or concurrently with such extension or renewal, the Purchased Entity or its Subsidiaries are substituted in all respects for Seller and its Affiliates, and Seller and its Affiliates are fully released, in respect of all Liabilities under such Guarantees. Without limiting the Purchased Entity’s indemnification obligations pursuant to this Section 5.9 or anything in the immediately prior sentence, this Section 5.9 shall not be deemed to require the Purchased Entity or any of its Subsidiaries to enter into any replacement guarantee with respect to any Guarantee on terms or conditions materially less favorable to the Purchased Entity and its Subsidiaries than those of the applicable existing Guarantee to be replaced or assumed or in a material amount in excess of the applicable existing Guarantee prior to the expiration, or renewal of each such existing Guarantee.

Section 5.10 Transitional Use of Marks; Background Licenses.

(a) The Purchased Entity may, and may allow its Subsidiaries to, solely for a period not to exceed ninety (90) days following the Closing (the “Phase-Out Period”), continue temporarily to use the FIS Marks listed on Section 5.10(a) of the Seller Disclosure Schedule and any other Trademarks owned by Seller or any of its Subsidiaries and used by the Business as of the Closing, solely to the extent and in substantially the same manner as used by the Purchased Entity and its Subsidiaries immediately prior to Closing. The Purchased Entity shall, and Purchaser shall cause the Purchased Entity and its Subsidiaries to, maintain quality standards at least as high as those in effect as of the Closing Date with respect to any products or services provided or delivered in connection with any FIS Marks during the Phase-Out Period.

(b) Each of the Purchased Entity and Purchaser, for itself and its Affiliates, acknowledges and agrees that, except as expressly permitted under Section 5.10(a), neither Purchaser nor any of its Affiliates (including, after the Closing, the Purchased Entity and its Subsidiaries) have, shall have, or are obtaining, any right, title or interest in, to or under any FIS Marks. Purchaser: (i) shall not, and following the Closing shall cause the Purchased Entity and its Subsidiaries not to, hold themselves out as having any affiliation with any of the Seller Entities, their Subsidiaries, or the Retained Businesses (other than with respect to Seller’s or its Affiliates’ ownership of Purchased Entity Equity Interests following the Closing) or as contemplated by any Commercial Agreement; (ii) shall use reasonable best efforts to, to the extent reasonably practicable, avoid consumer confusion as between Purchaser, its Affiliates (including the Purchased Entity and its Subsidiaries) and the Business, on the one hand, and the Seller Entities (and their Subsidiaries) and the Retained Business, on the other hand; and (iii) shall use reasonable best efforts to minimize and eliminate use of the FIS Marks by the Purchased Entity and its Subsidiaries promptly, in any event by removing all displays of FIS Marks, (A) within thirty (30) days following the Closing, from all websites, social and mobile media or other digital content in their possession or control and, (B) within the Phase-Out Period, from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets. The Purchased Entity shall, as promptly as reasonably practicable following the Closing (but in any event within fifteen (15) days following Closing), cause any applicable Subsidiary thereof having a corporate name or trade name that includes any FIS Mark to make all filings that are necessary to change its applicable name to a name that does not include any FIS Mark.

(c) To the extent that, immediately following the Closing, any Seller Entity or Subsidiary thereof, on the one hand, or the Purchased Entity or any Subsidiary thereof, on the other hand, owns any combination Trademarks that incorporate both any FIS Marks or other Trademarks constituting Excluded Assets, on the one hand, and any Worldpay Marks or other Trademarks constituting Business Intellectual Property, on the other hand, such applicable owner shall, following the Closing, cease its use of such combination Trademarks prior to the end of the Phase-Out Period, and shall abandon any such Trademark registrations or applications at or before the next final renewal deadline applicable thereto. Notwithstanding any of the foregoing, nothing in this Section 5.10 shall prevent either Party or its applicable Affiliates from using any Trademarks (i) as required by applicable Law, (ii) on internal business and legal documents, materials, and items, solely for internal use and archival purposes (iii) in a manner that could not reasonably constitute trademark infringement even in absence of a license (including fair use, nominative fair use, or other descriptive, non-trademark use).

(d) Seller, on behalf of itself and its Subsidiaries, hereby grants to the Purchased Entity and its Subsidiaries, effective as of the Closing, a perpetual, irrevocable, royalty-free, fully paid-up, non-exclusive, non-terminable license under the Seller Licensed IP, solely for the purpose of operating the Business (including as the Business may naturally expand and evolve over time), including for the purpose of continuing to make, have made, modify, make derivative works of, sell, offer for sale, import, display, provide and otherwise exploit products and services of the Business, including improvements to such products and services. The Purchased Entity, on behalf of itself and the Subsidiaries of the Purchased Entity, hereby grants to Seller and its Subsidiaries, and Seller and its Subsidiaries hereby retain, effective as of the Closing, a perpetual, irrevocable royalty-free, fully paid-up, non-exclusive, non-terminable license under the Purchaser Licensed IP, solely for the purpose of operating the Retained Businesses (including as the Retained Businesses may naturally expand and evolve over time), including for the purpose of continuing to make, have made, modify, make derivative works of, sell, offer for sale, import, display, provide and otherwise exploit the products and services of the Retained Business, including improvements to such products and services. Each Party may sublicense the license and rights granted to it by the other Party and its Subsidiaries, solely within the scope of the license granted to such party, (i) to service providers, consultants, or independent contractors in connection with the performance of services for such Party and its Subsidiaries, and (ii) to such Party’s and its Subsidiaries’ direct and indirect OEM’s, distributors, resellers, system integrators and other channels of supply or distribution, and to its or their end users or customer, in all cases, with solely respect to the products, services or business(es) of such Party or its Subsidiaries.

(e) Subject to Section 5.10(f), following the Closing upon any sale, transfer or other divestiture of a Subsidiary, business or product line representing more than a de minimis portion of (i) the Business (by the Purchased Entity) or (ii) any of the Retained Businesses (by Seller or any of its Subsidiaries) (as applicable, a “Divested Business”), the Purchased Entity or Seller or its applicable Subsidiary may, as applicable, assign or sublicense (in whole or in part) to such Divested Business or to the Person acquiring such Divested Business the rights granted to such assigning Party under this Section 5.10(e), but solely within the scope of the license granted to such assigning Party under Section 5.10(d), and solely with respect to such Divested Business (including as such Divested Business may naturally expand and evolve over time), including the products and services of the such Divested Business in existence at the time of the applicable sale, transfer or divestiture, and including improvements to such products and services.

(f) Notwithstanding any of the foregoing, (i) nothing in Section 5.10(d) creates any obligation of any Person to deliver any embodiments of any Intellectual Property licensed hereunder, or any documentation or information relating thereto, and (ii) if, after the Closing, (A) Seller, the Purchased Entity, a Divested Business (or its applicable acquiror) or an Affiliate of either acquires any other Person (or any business of any other Person), or (B) any other Person acquires Seller, the Purchased Entity, a Divested Business (or its applicable acquiror) or an Affiliate of either, in each case, the licenses and rights granted under Section 5.10(d) shall not extend to the other products, services or businesses of such other acquired or acquiring Person or that Person’s other Affiliates.

(g) The Parties agree and acknowledge that there exists certain software or software-related platforms that are intended for continued use by the Seller and its Subsidiaries in connection with the Retained Businesses, on the one hand, and by the Purchased Entity and its Subsidiaries in connection with the Business, on the other hand, following the Closing, and that will be subject either to (i) one or more Commercial Agreements, or (ii) separation and use rights under the Transition Services Agreement and separate written agreements to be entered following the date hereof governing each Party’s rights in such software following termination of the Transition Services Agreement. The Parties shall use their commercially reasonable efforts to, acting reasonably and in good faith, prior to Closing (or, if not prior to Closing, then as soon as practicable after Closing and prior to expiration of the Transition Services Agreement), enter into one or more software license agreements governing the Parties’ respective long-term or perpetual rights in such software that is not subject to the Commercial Agreements, but that is nonetheless intended for continued use following the Transition Services Agreement both in connection with one or more Retained Businesses and the Business.

Section 5.11 Insurance. From and after the Closing, the Business, the Purchased Entity, its Subsidiaries, the Transferred Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs (other than the Business Insurance Policies), and neither Purchaser nor its Affiliates (including the Business and the Purchased Entity and its Subsidiaries) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Entity, the Transferred Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof (other than the Business Insurance Policies). Notwithstanding the foregoing, for a period of twelve (12) months following the Closing, with respect to events or circumstances to the extent relating to the Transferred Assets, the Assumed Liabilities, the Purchased Entity (or any Subsidiary thereof) or the Business that occurred or existed prior to the Closing and are covered by third-party occurrence-based insurance policies of Seller or its Affiliates (the “Seller Insurance Policies”), Seller shall use reasonable best efforts to cooperate with the Purchased Entity to submit any claims under the Seller Insurance Policies solely to the extent such coverage is available under the Seller Insurance Policies and the Purchased Entity elects to submit such claims. The Purchased Entity shall indemnify, hold harmless and reimburse Seller or its applicable Affiliates for any deductibles, self-insured retention, fees, indemnity payments, settlements, judgments, legal fees, allocated claims expenses and claim handling fees and other out-of-pocket costs or expenses (including any attributable increased costs or premiums incurred by Seller or any of its Affiliates) as a result of any such claims or the Purchased Entity’s access to such Seller Insurance Policies following the Closing. Seller or its Affiliates may amend any insurance policies in the manner that Seller or its Affiliates deem appropriate to give effect to this Section 5.11. Except as expressly provided in this Section 5.11, from and after the Closing, the Purchased Entity shall be responsible for securing all insurance it considers appropriate for the Business, the Transferred Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. Except as expressly set forth in this Section 5.11, the Purchased Entity further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Transferred Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured (other than the Business Insurance Policies).

Section 5.12 Litigation Support. Subject to the provisions of Article X (including Section 10.5), in the event that and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party (for the avoidance of doubt, other than Purchaser or any of its Affiliates) in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Entity, the Transferred Assets or the Assumed Liabilities, including any Retained Litigation Matters, Purchased Entity shall, and shall cause its Subsidiaries (and its and their Subsidiaries’ respective officers and employees) to, at the reasonable written request of Seller and at the sole cost and expense of Seller, cooperate with Seller and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that such cooperation does not unreasonably interfere with the conduct of the Business. Subject to the provisions of Article X (including Section 10.5), in the event that and for so long as the Purchased Entity or any of the Purchased Entity’s Subsidiaries is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party (for the avoidance of doubt, other than Seller or any of its Affiliates) in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Retained Businesses, the Excluded Assets or the Retained Liabilities, Seller shall, and shall cause its Subsidiaries (and its and their officers and employees) to, at the reasonable written request of the Purchased Entity, and at the sole cost and expense of the Purchased Entity, cooperate with the Purchased Entity and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that such cooperation does not unreasonably interfere with the conduct of the Retained Businesses. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates, on the one hand, or the Purchased Entity or any of its Subsidiaries, on the other hand, shall be required to provide access to or disclose information to the other Party where, in the reasonable judgment of a Party, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any Laws or contractual obligations of the other Party or its Subsidiaries (it being agreed that, in the event that the restrictions set forth in this sentence apply, such Party shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable the other Party to evaluate any such information without violating an obligation of confidentiality to any third party, jeopardizing the attorney-client privilege or contravening any Laws or contractual obligations).

Section 5.13 Payments.

(a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the Purchased Entity (or its designated Subsidiaries) (with appropriate endorsements, as applicable) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date to the extent that they constitute a Transferred Asset or are otherwise the property of the Purchased Entity or any Subsidiary thereof hereunder and Seller shall account to the Purchased Entity for all such receipts of monies or checks.

(b) The Purchased Entity shall, or shall cause its Subsidiaries to, promptly pay or deliver to Seller (or its designated Affiliates) (with appropriate endorsements, as applicable) any monies or checks that have been sent to the Purchased Entity or any of its Subsidiaries after the Closing Date to the extent that they constitute an Excluded Asset or are otherwise the property of Seller or its Affiliates hereunder and the Purchased Entity shall account to Seller for all such receipts of monies or checks.

(c) Without limiting the generality of the foregoing, Seller agrees that the Purchased Entity (and its Subsidiaries) shall, following the Closing, have the right and authority to endorse any checks or drafts received by any of them in respect of any account receivable of the Business that constitutes a Transferred Asset and Seller shall furnish to the Purchased Entity such evidence of this authority as the Purchased Entity may reasonably request. Following the Closing, if the Purchased Entity or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Affiliates not relating to the Business, the Transferred Assets or the Assumed Liabilities, the Purchased Entity shall promptly deliver (or cause to be delivered) such mail or packages to Seller. Following the Closing, if Seller or any of its Affiliates receives any mail or packages delivered to Seller or its Affiliates relating to the Business, the Transferred Assets or the Assumed Liabilities, Seller shall promptly deliver (or cause to be delivered) such mail or packages to the Purchased Entity.

Section 5.14 Pre-Closing Structure. Subject to Section 5.15, prior to the consummation of the Debt Mergers (and in any event in accordance with the timing set forth in Section 8.1(c)), Seller shall, and shall cause its Affiliates and Subsidiaries, including the Seller Entities, the Purchased Entity and their respective Subsidiaries, to, subject to the terms and conditions of this Agreement, including Section 5.1 and Section 5.15, take all actions reasonably necessary to implement the closing structure set forth on Exhibit A hereto (the “Pre-Closing Structure” and, such actions, the “Pre-Closing Restructuring Steps”); provided that, Seller shall not modify the Pre-Closing Structure (or any Pre-Closing Restructuring Step) without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided such consent shall not be required if such modification is made in good faith, consistent with the intent of the Parties in relation to the Pre-Closing Restructuring Steps as set forth in the Intended Tax Treatment and does not cause Purchaser (or any of its direct or indirect owners), the Purchased Entity or any Subsidiary thereof to incur any material incremental Liability to the extent not reflected in Closing Working Capital, the Adjustment Amount or the Closing Funded Debt or Excluded Taxes, and Seller consults in good faith with Purchaser with respect to any such modification and considers in good faith any comments and amendments proposed by Purchaser. In the event the Pre-Closing Structure (or any Pre-Closing Restructuring Step) is so modified, Exhibit A shall be deemed to be automatically amended to reflect such modifications to the extent applicable.

Section 5.15 Non-Assignment; Consents; Shared Contracts.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Transferred Asset if an attempted sale, assignment, transfer or conveyance thereof in connection with the Transaction or the other transactions contemplated by this Agreement would be prohibited by Law or would, without the approval, authorization, clearance or consent of, Filing with, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals”), (i) constitute a breach or other contravention in respect thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect in any material respect the rights thereunder of the Seller Entities, Purchased Entity or any of their respective officers, directors, agents or Affiliates, unless and until such Approval is obtained.

(b) Seller and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain, or cause to be obtained, at no (other than de minimis) cost to Seller or any of its Subsidiaries, any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) that may be required in connection with the Transaction and the other transactions contemplated by this Agreement (including pursuant to the Pre-Closing Restructuring Steps) to sell, assign or transfer any material Transferred Asset and to obtain the unconditional release of Seller and its Affiliates so that, as of the Closing, the Purchased Entity and its Subsidiaries shall be solely responsible for the Assumed Liabilities. If any such Approval is not obtained prior to Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VIII, and until such time as such Approval or Approvals are obtained and following the Closing, the Parties will cooperate and use commercially reasonable efforts to implement, at no (other than de minimis) cost to Seller or any of its Affiliates, any arrangement reasonably acceptable to the Purchased Entity and Seller intended to both (x) provide the Purchased Entity, to the fullest extent practicable, the claims, rights and benefits of any such Transferred Assets and (y) cause the Purchased Entity to bear all costs and Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, from and after the Closing, the Purchased Entity will promptly pay, satisfy, perform and discharge when due any Liability (including any liability for Taxes) arising thereunder and will be responsible for all Assumed Liabilities related thereto in accordance with this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Seller or any of its Affiliates to sell, assign, transfer or convey any Excluded Asset from the Purchased Entity, the Worldpay Entities or any of their respective Subsidiaries to Seller or one or more of its Affiliates if an attempted sale, assignment, transfer or conveyance thereof in connection with the Transaction or the other transactions contemplated by this Agreement would be prohibited by Law or would, without an Approval, (i) constitute a breach or other contravention in respect thereof, (ii) be ineffective, void or voidable, or (iii) adversely affect in any material respect the rights thereunder of the Seller Entities, or any of their respective officers, directors, agents or Affiliates, unless and until such Approval is obtained.

(d) If any such Approval referred to in Section 5.15(c) is not obtained prior to Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VIII, and until such time as such Approvals are obtained, the Parties will cooperate and use commercially reasonable efforts to implement, any arrangement reasonably acceptable to the Purchased Entity and Seller intended to both (x) provide Seller, to the fullest extent practicable, the claims, rights and benefits of any such Excluded Asset and (y) cause Seller to bear all costs and Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, from and after the Closing, Seller will promptly pay, satisfy, perform and discharge when due any Liability (including any liability for Taxes) arising thereunder and shall be responsible for all Retained Liabilities related thereto in accordance with this Agreement.

(e) Any Contract entered into prior to the Closing with a third party to which Seller or any of its Subsidiaries is a party that does not exclusively relate to the Business (and is not otherwise a Specified Business Contract but inures to the benefit or burden of both the Business and the Retained Businesses, other than any enterprise-wide Contracts, Contracts with respect to off-the-shelf software and Contracts with any Taxing Authority (each, a “Shared Contract”)) shall constitute a Transferred Asset and be assigned, transferred and conveyed subject to the terms and conditions of this Agreement (including the other provisions of this Section 5.15) only with respect to (and preserving the meaning of) those parts that relate to the Business, to either the Purchased Entity or a Worldpay Entity (or Subsidiary thereof), if so assignable, transferrable or conveyable, or appropriately amended prior to, on or after the Closing, so that the Purchased Entity or its Subsidiaries shall be entitled to the rights and benefits of those parts of the Shared Contract that relate to the Business and shall assume the related portion of any Liabilities contemplated by this Agreement; provided, however, that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more Approvals, unless and until such Approval or Approvals are obtained and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such Approval or Approvals, until such time as such Approval or Approvals are obtained following the Closing, Seller, Purchaser and the Purchased Entity will cooperate and use commercially reasonable efforts to establish, at no (other than de minimis) cost to Seller or any of its Affiliates, an agency type or other similar arrangement reasonably satisfactory to Seller and the Purchased Entity intended to both (x) provide the Purchased Entity or its Subsidiaries, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Business and (y) cause the Purchased Entity and its Subsidiaries to bear all costs and Liabilities of those parts that relate to the Business, from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement).

(f) Notwithstanding anything in this Agreement to the contrary, any transfer or assignment to the Purchased Entity or its Subsidiaries of any Transferred Asset or any part of a Shared Contract that shall require an Approval as described above in this Section 5.15 shall be made subject to such Approval being obtained, and neither Seller nor any of its Affiliates shall be required to agree to any arrangement or take any action in connection with the matters contemplated by this Section 5.15 that would, in Seller’s good-faith judgment, (i) constitute a breach or other contravention in respect of any Transferred Assets or Shared Contract, (ii) be ineffective, void or voidable, (iii) adversely affect in any material respect the contractual rights of the Seller Entities or any of their respective officers, directors, agents or Affiliates, or (iv) require Seller or any of its Affiliates to pay or commit to pay any non-de minimis amount or incur any non-de minimis obligation in favor of or offer or grant any non-de minimis accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person. Without limiting Section 5.15(b), notwithstanding the fact that any applicable Approval is not obtained prior to the Closing, each of the assets described under the definition of “Transferred Assets” shall be deemed to be Transferred Assets under this Agreement and each of the Liabilities described under the definition of “Assumed Liabilities” shall be deemed to be Assumed Liabilities under this Agreement, including in each case for purposes of the calculation of Working Capital.

Section 5.16 Non-Solicitation of Employees.

(a) For a period of thirty (30) months from the Closing Date, without the prior written consent of the Purchased Entity, as to any Business Employee with the title of Vice President or above as of immediately prior to the Closing who is employed by the Purchased Entity or its Subsidiaries as of immediately following the Closing (a “Seller Covered Person”), Seller agrees that none of Seller or any of its Subsidiaries will solicit or hire for employment any Seller Covered Person; provided that Seller and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment with the Purchased Entity or its Subsidiaries ceased prior to commencement of employment discussions between Seller or its Subsidiaries and such individual, (ii) who responds to solicitation not specifically targeted at employees of the Purchased Entity or any of its Subsidiaries (including by a search firm or recruiting agency) or (iii) who initiates discussions regarding such employment without any solicitation by Seller or its Subsidiaries in violation of this Agreement; and provided, further, that Seller and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above.

(b) For a period of thirty (30) months from the Closing Date, without the prior written consent of Seller, as to any employee of Seller or its Subsidiaries with the title of Vice President or above as of immediately prior to the Closing (other than any Business Employee who is employed by Purchased Entity or its Subsidiaries as of immediately following the Closing) (a “Purchased Entity Covered Person”), each of Purchaser and the Purchased Entity agrees that none of Purchaser, the Purchased Entity or any of their respective Subsidiaries will solicit or hire for employment any Purchased Entity Covered Person; provided that Purchaser, the Purchased Entity and their Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment with Seller or its Subsidiaries ceased prior to commencement of employment discussions between Purchaser, the Purchased Entity or any of their respective Subsidiaries and such individual, (ii) who responds to solicitation not specifically targeted at employees of Seller or any of its Subsidiaries (including by a search firm or recruiting agency) or (iii) who initiates discussions regarding such employment without any solicitation by Purchaser, the Purchased Entity or their respective Subsidiaries in violation of this Agreement; and provided, further, that Purchaser, the Purchased Entity and their respective Subsidiaries shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above.

Section 5.17 Misallocated Assets.

(a) Subject to Section 5.15, if, at any time after the Closing, Purchaser or the Purchased Entity, on the one hand, or Seller, on the other hand, is or becomes aware that any asset owned or held by the Purchased Entity or any of its Affiliates (other than Purchaser), or to which the Purchased Entity or any of its Affiliates (other than Purchaser) has title or otherwise a beneficial or other interest therein, is an Excluded Asset or the Purchased Entity or any of its Affiliates is found subject to a Retained Liability, it shall inform the other Party of such fact in writing and (i) the Purchased Entity shall or shall cause its appropriate Subsidiary to, return or transfer and convey (without further consideration) to Seller or the appropriate Affiliate of Seller such Excluded Asset or Retained Liability; (ii) Seller shall, or shall cause its appropriate Affiliate to, assume (without further consideration) such Retained Liability; and (iii) Seller and the Purchased Entity shall, and shall cause their appropriate Affiliates (other than Purchaser in the case of the Purchased Entity) to, (A) if such Excluded Asset or Retained Liability cannot be so returned, transferred or conveyed or directly assumed, enter into such reasonable arrangements (including back-to-back subleasing, sublicensing, subcontracting or other similar arrangements) as shall enable Seller and its applicable Affiliates to enjoy the benefits of the applicable Excluded Asset or the burdens of the applicable Retained Liability as if such conveyance or assumption had occurred as of the Closing and (B) execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Excluded Asset or Retained Liability back to Seller or its appropriate Affiliate, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date. In the event an Excluded Asset or Retained Liability is distributed or otherwise transferred from the Purchased Entity or any of its Subsidiaries to Purchaser, Purchaser shall be bound with respect to such Excluded Asset or Retained Liability as if it were the Purchased Entity for purposes of this Section 5.17(a).

(b) Subject to Section 5.15, if, at any time after the Closing, Purchaser or the Purchased Entity, on the one hand, or Seller, on the other hand, is or becomes aware that any asset owned or held by Seller or any of its Affiliates, or to which Seller or any of its Affiliates has title or otherwise a beneficial or other interest therein, is a Transferred Asset or Seller or any of its Affiliates is found to be subject to an Assumed Liability, it shall inform the other Party of such fact in writing and (i) Seller shall return or transfer and convey (without further consideration) to the Purchased Entity or the appropriate Subsidiary of the Purchased Entity such Transferred Asset or Assumed Liability; (ii) the Purchased Entity shall, or shall cause its appropriate Subsidiary to, assume (without further consideration) such Assumed Liability; and (iii) Seller and the Purchased Entity shall, and shall cause their appropriate Affiliates (other than Purchaser in the case of the Purchased Entity) to, (A) if such Transferred Asset or Assumed Liability cannot be so returned, transferred or conveyed or directly assumed, enter into such reasonable arrangements (including back-to-back subleasing, sublicensing, subcontracting or other similar arrangements) as shall enable the Purchased Entity to enjoy the benefits of the applicable Transferred Asset or the burdens of the applicable Assumed Liability as if such conveyance or assumption had occurred as of the Closing and (B) execute such documents or instruments of conveyance or assumption and take such further acts as are reasonably necessary or desirable to effect the transfer of such Transferred Asset or Assumed Liability back to the Purchased Entity or its appropriate Subsidiary, in each case such that each Party is put into the same economic position as if such action had been taken on or prior to the Closing Date.

(c) Without limiting the foregoing, and subject to Section 5.15, if, at any time after the Closing:

(i) Purchaser or the Purchased Entity, on the one hand, or Seller, on the other hand, is or becomes aware that any Patent, Internet Property or Trademark that is primarily used (or held for use) for, was primarily developed for, or is primarily related to any Retained Businesses, but was included on Section 1.1(k)(v) of the Seller Disclosure Schedules (“Misallocated Retained Business IP”), and, within the twelve (12) months following Closing, informs the other Party of such fact in writing, then, subject to such other Party’s agreement in writing (such agreement not to be unreasonably withheld, conditioned or delayed) that such Patent, Internet Property or Trademark does constitute Misallocated Retained Business IP, such Misallocated Retained Business IP shall thereafter be deemed an Excluded Asset and subject to the terms of this Agreement accordingly (including in accordance with Sections 5.10 and 5.17(a)); or

(ii) any Patent, Internet Property or Trademark that is, as of the Closing, owned by Seller or any of its Subsidiaries and is primarily used (or held for use) for, was primarily developed for, or is primarily related to the Business, but was not included on Section 1.1(k)(v)) of the Seller Disclosure Schedules (“Misallocated Business IP”), and, within the twelve (12) months following Closing, informs the other Party of such fact in writing, then, subject to such other Party’s agreement in writing (acting reasonably and in good faith) that such Patent, Internet Property or Trademark does constitute Misallocated Business IP, such Misallocated Business IP shall thereafter be deemed part of the Business Intellectual Property and subject to the terms of this Agreement accordingly (including in accordance with Section 5.10 and 5.17(b).

Section 5.18 Other Agreements.

(a) Seller and Purchaser shall cooperate and negotiate in good faith between the date hereof and the Closing to agree on the final terms of a transition services agreement (the “Transition Services Agreement”) which contains those terms set forth in the Transition Services Agreement Term Sheet attached as Exhibit B hereto and such other terms as Seller and Purchaser may mutually agree. In connection with the foregoing, between the date hereof and the Closing Date, Seller and Purchaser will cooperate reasonably and in good faith to finalize the scope and other terms of the services to be provided pursuant to the Transition Services Agreement (which such cooperation shall include, to the extent reasonably requested by Purchaser, access to data and information reasonably available to Seller related to the services and making appropriate, knowledgeable personnel of Seller or its Affiliates (including the Purchased Entity) reasonably available to participate in meetings and other discussions relating to the foregoing). Notwithstanding the foregoing, the Parties agree that, if Seller and Purchaser do not agree to a Transition Services Agreement to be executed by Seller and Purchased Entity as of the Closing, the terms and conditions of the Transition Services Agreement Term Sheet shall be effective as of the Closing as if it were the Transition Services Agreement and shall be legally binding upon both Seller and the Purchased Entity.

(b) Seller and Purchaser shall cooperate in good faith between the date hereof and the Closing to agree on the final terms of an amended and restated limited liability company agreement of the Purchased Entity (the “Amended and Restated LLC Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) which collectively contain those terms set forth in the Governance and Liquidity Rights Term Sheet attached as Exhibit C hereto and such other terms as Seller and Purchaser may mutually agree. Notwithstanding the foregoing, the Parties agree that, if Seller and Purchaser do not agree to the Amended and Restated LLC Agreement or Registration Rights Agreement, in each case to be executed by Seller, Purchaser and the Purchased Entity as of the Closing, the terms and conditions of the Governance and Liquidity Rights Term Sheet shall be effective as of the Closing as if it were the Amended and Restated LLC Agreement or Registration Rights Agreement, as applicable, and shall be legally binding upon, Seller, Purchaser and the Purchased Entity.

(c) Seller and Purchaser shall cooperate in good faith between the date hereof and the Closing to agree on the final terms of one or more commercial agreements (the “Commercial Agreements”) which contain those terms set forth in the Commercial Agreement Term Sheet attached as Exhibit D hereto and such other terms as Seller and Purchaser may mutually agree. Notwithstanding the foregoing, the Parties agree that, if Seller and Purchaser do not agree to Commercial Agreements to be executed by Seller and Purchased Entity as of the Closing, the terms and conditions of the Commercial Agreement Term Sheet shall be effective as of the Closing as if it were the Commercial Agreements and shall be legally binding upon both Seller and the Purchased Entity to the extent practical.

Section 5.19 Separation Matters. As promptly as possible following the date hereof, but in no event later than ten (10) days after the date hereof, Seller and Purchaser shall each appoint a representative, and such other representatives of such Party as it deems appropriate (together, the “Joint Steering Committee”), all of whom will be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with applicable Law, for the purposes set forth in this Section 5.19. As soon as reasonably practicable following the appointment of the Joint Steering Committee and from time to time during the period prior to Closing, such committee will confer to discuss and plan for the post-Closing transition and integration of the operations of the Business, which may include (i) data migration, (ii) establishment by the Purchased Entity (and its Subsidiaries) of information, technology, enterprise resource planning and other systems and transition from the services provided under the Transition Services Agreement, (iii) preparing and reviewing communications to customers, suppliers and employees to the extent related to the transactions contemplated by this Agreement, (iv) discussing in good faith relevant technical and operational matters) (v) a plan to transfer to the Purchased Entity (and its Subsidiaries) such knowledge with respect to the Business as is reasonably necessary to permit the Purchased Entity (and its Subsidiaries) to operate the Business in a substantially similar manner as operated prior to the Closing Date after the migration thereof is complete, and (vi) a plan to transfer to the Purchased

Entity (and its Subsidiaries) such knowledge with respect to the Business and the services provided under the Transition Services Agreement as is reasonably necessary to permit them to be able to provide to themselves or engage third parties to provide the services to be provided under the Transition Services Agreement following the termination of expiration thereof ((i) through (vi), together, the “Migration and Knowledge Transfer Plan”). The Parties shall (x) cooperate in good faith to develop a Migration and Knowledge Transfer Plan that is agreed by the parties as promptly as possible following the date of this Agreement and prior to the Closing, and (y) use commercially reasonable efforts to effectuate the Migration and the Knowledge Transfer Plan as promptly as reasonably practicable after such agreement by the parties. The Migration and the Knowledge Transfer Plan shall each take into account the goal of minimizing both the cost of the migration and knowledge transfer and the disruption to the ongoing business activities of the Parties and their respective Affiliates. Purchaser and Seller shall allocate sufficient personnel and other resources, reasonably cooperate, and negotiate in good faith to permit the Joint Steering Committee to carry out its responsibilities as set out in this Section 5.19. All actions taken by the Joint Steering Committee will require the unanimous approval of the representatives of each Party serving on the Joint Steering Committee.

Section 5.20 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated hereby.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1 Transfer of Business Employees.

(a) Transfer of Business Employees Generally. Except as otherwise provided in this Section 6.1, on or prior to the Closing, Seller and its Affiliates shall take all steps reasonably necessary to (i) transfer the employment of each Business Employee who is not employed by the Purchased Entity or a Subsidiary of the Purchased Entity (other than any U.S. Inactive Business Employee) based in the jurisdiction of the Purchased Entity or a jurisdiction where there is a Subsidiary of the Purchased Entity to the Purchased Entity (or a Subsidiary thereof) and (ii) transfer the employment of each employee who is (x) not a Business Employee or (y) a U.S. Inactive Business Employee from the Purchased Entity (or a Subsidiary thereof) to Seller or one of its Affiliates (other than the Purchased Entity or a Subsidiary thereof).

(b) TUD Employees. With respect to each Business Employee who is not employed by the Purchased Entity (or a Subsidiary thereof) and is employed in a jurisdiction in which the Transfer of Undertakings Directive has been implemented (a “TUD Employee”), Seller, the Purchased Entity and Purchaser accept and agree that the transactions contemplated by this Agreement constitute a relevant transfer for purposes of the Transfer of Undertakings Directive and to apply the Transfer of Undertakings Directive in all of its provisions, and accept and agree that such TUD Employee will automatically transfer effective as of no later than the Closing to the Purchased Entity (or a Subsidiary thereof), subject to Section 6.1(d). Seller and the Purchased Entity shall use reasonable best efforts to satisfy any obligations to inform and consult with any appropriate representatives of the TUD Employees to the extent required by the Transfer of

Undertakings Directive or other applicable Law, and Purchaser shall use reasonable best efforts to cooperate with such efforts. Seller, the Purchased Entity and Purchaser shall promptly inform each other in writing of any objections to transfer notified to either of them by a TUD Employee who timely exercises or has exercised his or her rights, if any, under applicable Law to prevent such a transfer from occurring (any such rights, “Objection Rights”). Each TUD Employee who does not timely exercise his or her Objection Rights, if any, shall become an International Transferred Employee as of no later than the Closing, subject to Section 6.1(d). If a TUD Employee exercises his or her Objection Rights, such employee shall be considered an Offer Employee pursuant to Section 6.1(c) and the Purchased Entity shall, or shall cause one of its Subsidiaries, to make an offer of employment in accordance with Section 6.1(c).

(c) Offers to Certain Business Employees. Subject to Section 6.1(d), no later than fifteen (15) days prior to the Closing Date, the Purchased Entity shall, or shall cause one of its Subsidiaries to, make a written offer of employment, on terms and conditions consistent with the requirements of this Article VI and applicable Law, to each Business Employee who is not employed by the Purchased Entity (or a Subsidiary thereof) and does not become a Transferred Employee pursuant to Section 6.1(b), other than any U.S. Inactive Business Employee (an “Offer Employee”). Effective as of the Closing, Seller and its Affiliates shall terminate any Offer Employee other than any Delayed Transfer Employee or U.S. Inactive Business Employee. With respect to any U.S. Inactive Business Employee, the Purchased Entity or one of its Subsidiaries shall offer employment to a U.S. Inactive Business Employee to the extent such employee is able to and presents himself to commence active employment within a twelve (12)-month period immediately following the Closing Date (or longer, to the extent required by applicable Law).

(d) Delayed Transfer Employees. Notwithstanding the foregoing, in the case of any Business Employee who is not employed by the Purchased Entity (or a Subsidiary thereof) as of immediately prior to the Closing and whose employment cannot (or Seller otherwise determines, after consultation with Purchaser, is not commercially reasonable to) commence with, or be transferred to, the Purchased Entity or its Subsidiaries pursuant to Section 6.1(a)-(c) or whose transfer of employment to the Purchased Entity (or a Subsidiary thereof) is otherwise delayed (a “Delayed Transfer Employee”), Seller, the Purchased Entity and Purchaser shall cooperate in good faith to cause the employment of such Delayed Transfer Employee to transfer as soon as reasonably practicable following the Closing in such a manner that to the maximum extent possible does not trigger any redundancy, severance, termination or similar pay and is otherwise consistent with the terms and conditions of this Agreement and applicable Laws or Collective Bargaining Agreements. Any such Delayed Transfer Employee shall transfer and be employed pursuant to the terms and conditions of this Article VI and applicable Law and shall be considered a Transferred Employee for purposes of this Agreement. For any Delayed Transfer Employee, unless otherwise specified, references to “Closing Date” and “Closing” in this Agreement shall be treated as references to the first date and time at which the applicable Delayed Transfer Employee’s employment commences with or transfers to the Purchased Entity or its Subsidiaries. Notwithstanding the delayed transfer of a Delayed Transfer Employee, from the Closing Date until the date upon which such Delayed Transfer Employee commences employment with or transfers to the Purchased Entity or a Subsidiary thereof pursuant to this Section 6.1(d) (the “Delayed Employment Period”) and thereafter, any Liability related to a Delayed Transfer Employee in respect of the Delayed Employment Period (including with respect to compensation and benefits paid by Seller or any of its Affiliates) shall be considered an Assumed Liability; provided that, during such period, the Purchased Entity (or Subsidiaries thereof) shall receive the benefit of such Delayed Transfer Employee’s services.

(e) Definitions. For purposes of this Agreement, (i) any U.S. Business Employee whose employment transfers pursuant to this Section 6.1 shall be referred to as a “U.S. Transferred Employee,” and (ii) any International Business Employee whose employment transfers pursuant to this Section 6.1 shall be referred to as an “International Transferred Employee” (collectively, the “Transferred Employees”).

Section 6.2 Compensation and Employee Benefits.

(a) Compensation and Benefits Comparability. For a period of one (1) year following the Closing (which, notwithstanding Section 6.1(d), shall with respect to any Delayed Transfer Employee mean the Closing and not the date on which the applicable Delayed Transfer Employee’s employment commences with or transfers to the Purchased Entity or its Subsidiaries), or if shorter, the termination date of the Transferred Employee, or, if required, such longer period as required by applicable Law (as applicable, the “Continuation Period”), the Purchased Entity shall, or shall cause its Subsidiaries to, provide to the Transferred Employees during their employment with the Purchased Entity and its Affiliates (and, with respect to any compensation or benefits that apply following a termination of employment during the Continuation Period, the applicable period thereafter) (i) an annualized base salary or wage rate, as applicable, that are not less than those in effect for each such Transferred Employee immediately prior to the Closing, (ii) short-term cash incentive compensation opportunities (other than retention, change in control, one-time or other special or similar cash incentive compensation opportunities) at target level that, in each case, are no less favorable than those in effect for each such Transferred Employee immediately prior to the Closing, (iii) employee benefits (including severance but excluding equity or equity-based, long-term incentive, retention, change in control, one-time or other special incentive, defined benefit pension and post-employment or retiree health and welfare and nonqualified deferred compensation benefits) that, in the aggregate, are substantially comparable to those in effect for the Transferred Employees immediately prior to the Closing and (iv) severance benefits that are no less favorable than the severance guidance set forth on Section 6.2(a) of the Seller Disclosure Schedule. Notwithstanding the foregoing, the terms and conditions of employment for any Transferred Employees who are covered by a Collective Bargaining Agreement shall by governed by such Collective Bargaining Agreement.

(b) Severance or Other Termination Liabilities. Other than the Purchaser Severance Amount, the Purchased Entity and its Subsidiaries shall be solely responsible for any severance, gratuity, annual leave, encashment, termination indemnity, redundancy or similar termination payments or benefits (including compensation and benefits payable during any applicable notice period and retrenchment compensation, if applicable, payable under the applicable Law(s) pursuant to transfer of any Business Employee) that may become payable to any Business Employee arising out of or in connection with the transactions contemplated by this Agreement, including any amounts paid or payable to any Business Employee who does not become a Transferred Employee because such Business Employee rejects or does not accept an offer of employment or transfer of employment or refuses to transfer employment or otherwise challenges such transfer of employment pursuant to Section 6.1. Purchaser shall be solely responsible for any severance, gratuity, annual leave, encashment, termination indemnity, redundancy or similar termination payments or benefits (including compensation and benefits payable during any applicable notice period and retrenchment compensation, if applicable, payable under the applicable Law(s) pursuant to transfer of any Business Employee) that may become payable to any Business Employee solely arising as the result of Purchaser’s or its Subsidiaries’ noncompliance with applicable Law or this Agreement, including, but not limited to, failure to offer (or cause to be offered) employment to any Business Employee on terms consistent with Section 6.1 (collectively, the “Purchaser Severance Amount”).

(c) Service Credit. For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of the Purchased Entity and its Affiliates providing benefits to Transferred Employees after the Closing (but excluding any plans or arrangements providing for defined benefit pension, transaction, change in control or post-termination or retiree health or welfare benefits) (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its Affiliates and their respective predecessors prior to the Closing, to the same extent and for the same purpose as such Transferred Employee was credited, prior to the Closing, for such service under any analogous Seller Benefit Plan in which such Transferred Employee participated immediately prior to the Closing; provided that the foregoing shall not apply for purposes of benefit accrual under any defined benefit pension plan (except with respect to any Purchased Entity Benefit Plan or as otherwise required by applicable Law) or to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, the Purchased Entity (and the Purchaser shall cause the Purchased Entity to) shall use reasonable best efforts to ensure that each Transferred Employee shall be immediately eligible (from the Closing or, if later, the establishment of the applicable New Plan) to participate, without any waiting time, in any and all New Plans that are welfare benefit plans to the extent coverage under such New Plan is comparable to a Seller Benefit Plan in which such Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”).

(d) Welfare Plans. Effective as of no later than the Closing (or as soon as reasonably practicable thereafter), the Seller and the Purchased Entity shall establish or designate New Plans providing health and welfare plans for the benefit of the Transferred Employees. For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee in the year of Closing, the Purchased Entity shall use reasonable best efforts to: (i) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Seller Benefit Plans in which such employee participated immediately prior to the Closing; and (ii) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins and credited to such Person to be taken into account under the comparable New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Flexible Spending Accounts. Seller and the Purchased Entity shall take all actions necessary or appropriate so that, effective as of no later than the Closing Date (or as soon as reasonably practicable thereafter), (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable Seller Benefit Plan (but excluding any Purchased Entity Benefit Plan) that is a flexible spending plan (the “Seller FSA Plan”) of the Transferred Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of the Purchased Entity or its Subsidiaries (collectively, the “Purchased Entity FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Employees shall apply under the Purchased Entity FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Employees shall be reimbursed from the Purchased Entity FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchased Entity FSA Plan from and after the Closing Date on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay the Purchased Entity in cash the net aggregate amount of the Transferred FSA Balances, if such amount is positive, or the Purchased Entity shall pay Seller in cash the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(f) Accrued Vacation, Sick Leave and Paid Time Off. The Purchased Entity shall recognize and assume all Liability with respect to accrued but unused vacation, sick leave and paid time off for all Transferred Business Employees to the extent such accrued but unused vacation, sick leave and paid time off is not required to be paid out to any Business Employee pursuant to applicable Law, including any such payments that arise as a result of the termination or transfer of employment contemplated by Section 6.1. The Purchased Entity, on the one hand, and the Seller, on the other hand, shall each bear 50% of any Liability for payments in respect of earned but unused vacation, sick leave and paid time off that becomes due and payable under applicable Law as a result of the transfer of employment contemplated by Section 6.1. Seller or Purchased Entity, as applicable, shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse the Purchased Entity or Seller, as applicable, for 50% of any payments made by the Purchased Entity or its Subsidiaries (or Seller or its Subsidiaries, as applicable) to any Transferred Employees in respect of earned but unused vacation, sick leave and paid time off that becomes due and payable under applicable Law as a result of the transfer of employment contemplated by Section 6.1. The Purchased Entity shall allow Transferred Employees to use the vacation, sick leave and paid time off recognized or established in accordance with the first sentence of this Section 6.2(f) in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation, sick leave and paid time off accrued under the applicable plans or policies of the Purchased Entity or its Affiliates on or following the Closing).

Section 6.3 Seller Benefit Plans. Subject to Section 6.9 or as provided under the Transition Services Agreement, from and after the Closing (or, if later, the date a Delayed Transfer Employee’s or U.S. Inactive Business Employee’s employment transfers to the Purchased Entity or its Subsidiaries), the Transferred Employees shall cease to be active participants in the Seller Benefit Plans that are not Purchased Entity Benefit Plans. Seller or an Affiliate thereof (other than any Purchased Entity or its Subsidiaries) shall be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “qualified beneficiary” (as that term is defined in Section 4980B) receiving COBRA benefits prior to the Closing Date under a Seller Benefit Plan.

Section 6.4 Purchased Entity Benefit Plans To the extent a Purchased Entity Benefit Plan is not required to be funded by applicable Law and is not funded or Seller does not control the assets or funding vehicle, there shall be no transfer of assets from Seller or its Affiliates. Seller shall take all actions reasonably necessary to cause the individuals who are not Business Employees or Former Business Employees (or the eligible dependents or beneficiaries thereto) to cease participating in any Purchased Entity Benefit Plans from and after the Closing, and except as otherwise contemplated by this Article VI, shall not cause a Former Business Employee to become covered by a newly established Purchased Entity Benefit Plan.

Section 6.5 Defined Contribution Plans.

(a) Effective as of no later than the Closing (or as soon as reasonably practicable thereafter), the Purchased Entity shall establish or designate defined contribution plans (collectively, the “Purchased Entity DC Plans”) for the benefit of the Transferred Employees who participated in one or more of the Seller Benefit Plans that are defined contribution plans (other than any Purchased Entity Benefit Plans or any non-qualified deferred compensation plans) immediately prior to the Closing (collectively, the “Seller DC Plans”). Such Transferred Employees are referred to hereinafter as the “DC Participants.” The DC Participants shall be given credit under the respective Purchased Entity DC Plan to the extent service was recognized under the corresponding Seller DC Plan.

(b) Where required by applicable Law or commercially reasonably to do so with respect to a Seller DC Plan, Seller shall cause the transfer under each such Seller DC Plan to the corresponding Purchased Entity DC Plan of (i) cash, cash equivalents or other property equal to the actual account balances of the DC Participants under each such Seller DC Plan as of the Closing or such greater amount as is required by the applicable regulatory authority having jurisdiction over the Seller DC Plan in order to obtain approval of such transfer, and (ii) any notes corresponding to loans of the DC Participants (collectively, the “DC Transfer Amounts”). The transfer of the DC Transfer Amounts shall be subject to such consents, approvals and other legal requirements as may apply under applicable Law. The Purchased Entity shall cause the DC Transfer Amounts to be accepted by such plans. To the extent a Seller DC Plan is not required to be funded by applicable Law or Seller does not control the assets or funding vehicle, there shall be no transfer of assets from the Seller DC Plan or Seller or its Affiliates.

(c) To the extent applicable, the DC Transfer Amounts to be transferred, if any, from the respective Seller DC Plans shall be equitably adjusted to take into account benefit payments made from the respective Seller DC Plans to the DC Participants after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period and for any costs or charges associated with such payments. The transfer of the DC Transfer Amount, if any, shall take place within sixty (60) days after the date of Closing.

(d) At the times of the transfers of the DC Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law or Seller does not control the assets or funding vehicle, at the Closing), the Purchased Entity and the Purchased Entity DC Plans shall assume all Liabilities with respect to or relating to DC Participants under the applicable Seller DC Plan, which shall be Assumed Liabilities, and Seller and its Affiliates and the Seller DC Plans shall be relieved of all such Liabilities.

Section 6.6 Defined Benefit Plans.

(a) Effective as of no later than the Closing (or as soon as reasonably practicable thereafter), the Purchased Entity shall, with respect to any Business Employee or Former Business Employee who is or was a participant in or accrues or accrued benefits pursuant to any defined benefit pension plan or pension-like termination benefit plans or arrangements, as applicable, other than any Purchased Entity Benefit Plans (whether qualified or nonqualified) (the “Transferor Pension Plans”), establish or designate defined benefit pension plans or pension-like termination benefit plans or arrangements, as applicable, (the “Transferee Pension Plans”) for the benefit of such Business Employees and Former Business Employees. The Business Employees and Former Business Employees whose defined benefit pension obligation is required to be assumed or retained by the Purchased Entity or its Affiliates are referred to hereinafter as the “Transferred Pension Plan Participants.” The Transferred Pension Plan Participants shall be given credit under the respective Transferee Pension Plan for all service with and compensation from Seller and its Affiliates and their respective predecessors as if it were service with and compensation from the Purchased Entity or its Affiliates for all purposes under each respective Transferee Pension Plan. Each Transferee Pension Plan shall provide, upon the transfer of assets referred to below (or, if there is no transfer of assets with respect to a particular plan because the plan is not funded or Seller does not control the assets or funding vehicle, as of the Closing), that the accrued benefits for the Transferred Pension Plan Participants under such Transferee Pension Plan shall in no event be less than their accrued benefits under the corresponding Transferor Pension Plan as of the Closing.

(b) With respect to any Transferor Pension Plan that is funded (other than any Transferor Pension Plan for which Seller does not control the assets or funding vehicle), Seller shall use reasonable best efforts to cause the transfer from the trusts (or in the case of other funding vehicles, transferred from such funding vehicles) under such Transferor Pension Plan to the trusts or funding vehicles under the corresponding Transferee Pension Plan assets in the form of cash, cash equivalents, marketable securities or insurance contracts (to the extent allowable under the terms of such contracts and exclusively intended to cover plan benefits) as elected by Seller, the value of which shall be equal to (x) the actuarial present value of accumulated benefits (that is the “accumulated benefit obligation” as defined in Topic 715 in the FASB’s Accounting Standards Codification, “ABO”) under such Transferor Pension Plan as of the Closing that are attributable to the Transferred Pension Plan Participants divided by the ABO of all participants in such Transferor Pension Plan as of the Closing, multiplied by the market value of the assets of such Transferor Pension Plan at the Closing; provided that such transferred amount shall not, in any event, exceed the ABO under such Transferor Pension Plan of all Transferred Pension Plan Participants as of the Closing Date or (y) such greater amount as is required by applicable Law or the applicable Governmental Entity having jurisdiction over the Transferor Pension Plan in order to obtain approval for the transfer.

(c) The amounts determined in accordance with Section 6.6(b) are collectively referred to as the “Pension Transfer Amounts.” The transfer of the Pension Transfer Amounts, and the assumption by the Purchased Entity and its Affiliates of Liabilities with respect to or relating to the Transferred Pension Plan Participants under the applicable Transferor Pension Plans, shall be subject to such consents and other requirements as may apply under applicable Law, including the consent of the Transferred Pension Plan Participants to the extent required by applicable Law. The Purchased Entity shall cause the corresponding Transferee Pension Plans to accept the Pension Transfer Amounts. To the extent a Transferor Pension Plan is not required to be funded by applicable Law or Seller does not control the assets or funding vehicle, there shall be no transfer of assets by the Transferor Pension Plan or by Seller or its Affiliates. Actuarial determinations shall be made in accordance with Section 6.6(f). As of the Closing, Seller shall cause the Transferred Pension Plan Participants to cease further accrual of benefits under the Transferor Pension Plans.

(d) The Pension Transfer Amount, if any, from each Transferor Pension Plan shall be equitably adjusted to take into account benefit payments made from the Transferor Pension Plan to the Transferred Pension Plan Participants after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period and for any costs or charges associated with such payments. The Pension Transfer Amount, if any, shall be determined pursuant to Section 6.6(f).

(e) At the times of the transfers of the Pension Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law or Seller does not control the assets or funding vehicle, from and after the Closing), the Purchased Entity and the Transferee Pension Plans shall assume all Liabilities for all accrued benefits, including all disability, part-time, early retirement and other ancillary benefits, under the corresponding Transferor Pension Plans in respect of the Transferred Pension Plan Participants whose benefits are transferred, which shall be Assumed Liabilities, and Seller and its Affiliates and the corresponding Transferor Pension Plans shall be relieved of all such Liabilities.

(f) For purposes of this Section 6.6, all actuarial determinations shall be made by the Seller Benefit Plan actuary or administrator as of immediately prior to the Closing based upon the actuarial assumptions and methodologies used in preparing the most recent audited financial statements of Seller as of the date of the determination. The applicable plan sponsor of the Transferor Pension Plans shall cause the plan actuary or administrator to provide a report of its determination of such amount within ninety (90) days of the Closing Date and any back-up information reasonably required by the Purchased Entity to confirm the accuracy of such determination.

(g) Notwithstanding the foregoing, the Parties may agree to delay any transfer contemplated by this Section 6.6 to be effective as of a date coincident with or as soon as practicable following the transfer of a Delayed Transfer Employee, with the references to “Closing” in this Section 6.6 to be the effective date as agreed by the Parties. For the avoidance of doubt, this Section 6.6 does not apply to any Liabilities under a Purchased Entity Benefit Plan, which Liabilities shall be retained or assumed by the Purchased Entity in accordance with Section 6.4.

Section 6.7 Deferred Compensation Plans.

(a) Effective as of no later than the Closing (or as soon as reasonably practicable thereafter), the Purchased Entity shall establish or designate nonqualified deferred compensation plans (collectively, the “Purchased Entity Deferred Compensation Plans”) for the benefit of the Business Employees and Former Business Employees who participated in one or more of the nonqualified deferred compensation plans maintained by Seller and its Affiliates (other than the Purchased Entity and its Subsidiaries) immediately prior to the Closing (collectively, the “Seller Deferred Compensation Plans”). Such Business Employees and Former Business Employees are referred to hereinafter as the “Deferred Compensation Participants.” The Deferred Compensation Participants shall be given credit under the respective Purchased Entity Deferred Compensation Plan to the extent service was recognized under the corresponding Seller Benefit Plan.

(b) From and after the Closing, the Purchased Entity and the Purchaser Deferred Compensation Plans shall assume all Liabilities with respect to or relating to Deferred Compensation Participants under the applicable Seller Deferred Compensation Plan, which shall be Assumed Liabilities, and Seller and its Affiliates and the Seller Deferred Compensation Plans shall be relieved of all such Liabilities.

Section 6.8 Short-Term Incentive Compensation. The Purchased Entity shall, or shall cause its Affiliates to, assume all obligations to pay any short-term cash incentive compensation to Business Employees and Former Business Employees in connection with their services to the Business for the performance period that includes the Closing Date (the “Cash Incentive Compensation”), and Seller and its Affiliates shall not have any obligation to pay such Cash Incentive Compensation. All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by the Purchased Entity and its Affiliates on terms and conditions consistent with those that applied to each such Business Employee or Former Business Employee immediately prior to the Closing Date, including with respect to target incentive opportunities and applicable performance metrics; provided that the amount of Cash Incentive Compensation actually paid by the Purchased Entity and its Affiliates to Business Employees and Former Business Employees shall be not less than the accrued amount of Cash Incentive Compensation included in Closing Working Capital. To the extent that Seller or its Affiliates (other than the Purchased Entity and its Subsidiaries) become liable for, or are legally required to make any Cash Incentive Compensation to any Business Employee or Former Business Employee intended to be paid by the Purchased Entity or its Affiliates pursuant to this Section 6.8, Purchaser shall, or shall cause its Affiliates to, reimburse Seller, as soon as practicable but in any event within thirty (30) days of receipt from Seller of an invoice, for any Cash Incentive Compensation paid by Seller or its Affiliates.

Section 6.9 Equity Compensation. Awards in respect of shares of common stock of Seller shall be treated in accordance with Section 6.9 of the Seller Disclosure Schedules.

Section 6.10 Labor Matters. Prior to the Closing and during the Delayed Employment Period with respect to the Delayed Transferred Employees (to the extent applicable), Seller and its Affiliates (including the Purchased Entity and its Subsidiaries) shall use reasonable best efforts to satisfy any notice, advice, information, consultation or bargaining obligations owed to the Business Employees or their representatives and any Governmental Entity with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other arrangement with an employee representative body, including the Transfer of Undertakings Directive (the “Labor Process Obligations”), and Purchaser and its Affiliates shall reasonably cooperate with respect to the foregoing. Seller shall regularly review with Purchaser the progress of, and Purchaser shall have an opportunity to reasonably participate in, the notifications, consultations and negotiations with each works council, union, labor board, employee group and such Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. The Purchased Entity or its applicable Affiliate shall become a party to any Collective Bargaining Agreement (including any national, sector or local agreement) with respect to any Transferred Employee based outside of the United States who was subject to any such Collective Bargaining Agreement as of immediately prior to the Closing, and shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any such Collective Bargaining Agreement (including any national, sector or local agreement) with respect to such Transferred Employee following the Closing Date (taking into account Section 6.1(d)). The Purchased Entity shall, or shall cause its Subsidiaries to, join any industrial, employer or similar labor association solely to the extent membership in such association is required for the applicable Collective Bargaining Agreement covering such Transferred Employees to continue to apply.

Section 6.11 Workers’ Compensation. Effective as of no later than the Closing, the Purchased Entity and its Subsidiaries shall be responsible for all workers’ compensation benefits payable to or on behalf of the Business Employees or Former Business Employees, whether arising prior to, on or after the Closing Date; provided, however, that to the extent workers’ compensation with respect to any Business Employee or Former Employee is covered by an insured arrangement, the Purchased Entity’s obligation shall be in accordance with Section 5.11 of this Agreement.

Section 6.12 Immigration Compliance. Seller and its Affiliates (including the Purchased Entity and any Subsidiary thereof) and Purchaser shall cooperate in good faith to take all action necessary to process and support visa, green card or similar applications in respect of Business Employees as of the Closing Date and Delayed Transfer Employees during the Delayed Employment Period.

Section 6.13 Assignment and Transfer of Business Independent Contractors. Effective as of no later than the Closing, Seller and its Affiliates shall use reasonable best efforts to take all such actions as are necessary to ensure that the contract of services of each Business Independent Contractor is assigned or otherwise transferred to the Purchased Entity or a Subsidiary thereof no later than immediately prior to the Closing Date, and agree to execute, and to seek to have the applicable Business Independent Contractor execute documentation, if any, as may be necessary to reflect such assignment and/or transfer.

Section 6.14 Restrictive Covenants. Prior to the Closing and except with respect to any Purchased Entity Benefit Plan, Seller and Purchaser will cooperate in good faith to, at the sole cost and expense of the Purchased Entity, to the extent permitted by applicable Law and the applicable Seller Benefit Plan or other arrangement, assign to the Purchased Entity or its Subsidiaries the rights of Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries) in respect of the Business or Purchased Entity and its Subsidiaries under any non-disclosure, non-competition, non-solicitation, no-hire, non-disparagement, intellectual property assignment or similar agreement between the Seller or its Affiliates (other than the Purchased Entity and its Subsidiaries), on the one hand, and any Business Employee or Former Business Employee, on the other hand, to the extent such agreement was entered into with Seller or its Affiliates (other than the Purchased Entity and its Subsidiaries). If it is not practical to assign the rights of Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries) under such arrangements, Seller and Purchaser will cooperate in good faith to, at the sole cost and expense of the Purchased Entity, enforce the rights of Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries) on behalf of Purchaser and Affiliates.

Section 6.15 Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees or Former Business Employees with respect to employment, compensation or benefits matters addressed in this Agreement or related to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Seller, which shall not be unreasonably withheld or delayed.

Section 6.16 Information Sharing; W-2 Matters. Subject to the requirements of any applicable Law, Seller shall, upon written request from Purchaser, provide to Purchaser such information relating to the Business Employees or the benefits and compensation from time to time provided to the Business Employees as may be reasonably requested by Purchaser to facilitate the transactions contemplated by this Agreement, including the transition of any applicable human resource processes, or Purchaser’s or the Purchased Entity’s compliance with its obligations under this Article VI. If as of immediately prior to the Closing Seller or one of its Affiliates (other than the Purchased Entity and its Subsidiaries) provides payroll reporting with respect to a U.S. Transferred Employee, pursuant to IRS Revenue Procedure 2004-53, Purchaser and Seller shall apply the “standard” method for purposes of employee payroll reporting with respect to such U.S. Transferred Employee.

Section 6.17 Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the parties to this Agreement and does not and shall not create any right in any Person, including any current or former employee of Seller, the Purchased Entity or any of their respective Affiliates, any Business Employee, any Former Business Employee or any Transferred Employee, who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller, the Purchased Entity or any of their respective Affiliates, nor any Business Employee, Former

Business Employee or Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, the Purchased Entity, Seller or any of their respective Affiliates under this Article VI. In no event shall the terms of this Article VI or elsewhere in this Agreement be deemed to (i) establish, amend or modify any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Seller, the Purchased Entity or their respective Affiliates; or (ii) alter or limit the ability of the Seller, the Purchased Entity or their respective Affiliates to amend, modify or terminate any Seller Benefit Plan, the Purchased Entity Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing.

ARTICLE VII

CERTAIN TAX MATTERS

Section 7.1 Cooperation and Exchange of Information.

(a) Each Party shall, and shall cause its Affiliates to use commercially reasonable efforts to, provide to the other Party such cooperation, documentation and information relating to the Purchased Entity and its Subsidiaries or the Transferred Assets as either of them may reasonably request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes, or (iii) conducting any Tax Proceeding, including, as applicable, providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. The Parties shall execute and deliver such powers of attorney and other documents as are necessary to carry out the provisions of this Section 7.1.

(b) Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods (or portions thereof) ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, and (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

Section 7.2 Tax Returns.

(a) The Purchased Entity shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns of the Purchased Entity and its Subsidiaries required to be filed after the Closing Date (after taking into account extensions therefor) other than any Seller Combined Tax Return. In the case of any such Tax Return of the Purchased Entity or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period that is either (i) a Flow-Through Income Tax Return or (ii) any Tax Return other than a Flow-Through Income Tax Return, but, in the case of this clause (ii), solely if filed prior to the final determination of the Final Secondary Equity Interests Cash Consideration pursuant to Section 2.12 (each, a “Pre-Closing Tax Return”): the Purchased Entity shall prepare or cause to be prepared such Pre-Closing Tax Return in a manner consistent with past practices of the Purchased Entity or its applicable Subsidiary (or of Seller or its Affiliates with respect to the Purchased Entity or its applicable Subsidiary), except to the extent preparing such Pre-Closing Tax Return in such a manner would result in such Pre-Closing Tax Return reflecting a position that is not at least “more likely than not” correct under applicable Tax Law or as required by this Agreement; Purchaser shall use commercially reasonable efforts to cause the Purchased Entity to deliver to Seller for its review and comment a copy of each such Pre-Closing Tax Return at least thirty (30) days prior to the due date thereof (taking into account any extensions), or as soon as reasonably practicable prior to the due date thereof (taking into account any extensions) for non-income Pre-Closing Tax Returns; Purchaser shall not, and shall cause the Purchased Entity not to, file such Pre-Closing Tax Return without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned, or delayed. Purchaser shall not, and shall cause the Purchased Entity not to, amend or revoke any Pre-Closing Tax Return without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned, or delayed.

(b) Notwithstanding any other provision of this Agreement, in no event shall Seller be required to provide any Person with any Seller Combined Tax Return, or copy thereof, or any Tax Return, or copy of any Tax Return, of any Seller Tax Group (or any rights with respect to any Tax Proceeding relating to any such Tax Return); provided that Seller shall use commercially reasonable efforts to provide reasonably relevant information to the Purchased Entity and its Subsidiaries on a pro forma or redacted basis with respect to any such Tax Return if such Tax Return would otherwise be required to be provided hereunder.

Section 7.3 Tax Refunds. Seller shall be entitled to any refunds (including interest), credits or overpayments of, or credits in lieu thereof, against, any Taxes for which Seller is liable under Article X (including Excluded Taxes) other than Excluded Tax Refunds. Purchaser shall use commercially reasonable efforts to claim, or cause the Purchased Entity or its applicable Subsidiary to claim, any such refunds or credits to which Seller is entitled hereunder to the extent permitted by applicable Law and shall pay over any such refunds (including interest) or credits to Seller promptly after receipt thereof, net of all reasonable out-of-pocket costs incurred in obtaining any such refunds or credits.

Section 7.4 Tax Sharing Agreements. Seller shall terminate or cause to be terminated, on or before the Closing Date, the rights and obligations of the Purchased Entity and its Subsidiaries pursuant to all intercompany Tax sharing agreements or arrangements (other than this Agreement), if any, to which Purchased Entity or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than the Purchased Entity and its Subsidiaries), on the other hand, are parties, and neither Seller nor any of its Affiliates (other than the Purchased Entity and its Subsidiaries), on the one hand, nor any of the Purchased Entity or its Subsidiaries, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.5 Intended Tax Treatment. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), notwithstanding any other provision, Seller, Purchaser, the Purchased Entity (and the Subsidiaries thereof) and their respective Affiliates shall treat for all U.S. federal (and applicable state and local) Income Tax purposes (including by filing all Tax Returns consistently therewith and not taking any inconsistent positions therewith in any Tax Proceeding) (a) the Debt Financing (and any Alternative Financing treated as debt for U.S. federal income Tax purposes) as incurred by the Purchased Entity at the time of the Debt Mergers and within 90 days of the Debt-Financed Distribution and allocated 100% to Seller and one or more of its Affiliates under Treasury Regulations Section 1.707-5(a)(2) and 1.163-8T at the time of, and for purposes of determining the U.S. federal income Tax consequences of, the Debt-Financed Distribution under Treasury Regulations Sections 1.707-5(b) (except as a result of the anticipated reduction in their respective percentage interests resulting from the Cash Contribution (the “Reduction”)), (b) the Cash Contribution, Purchaser’s Cash Shortfall Contribution and Purchaser’s Cash Balance Sheet Contribution as contributions described in Section 721(a) of the Code, (c) the Debt-Financed Distribution as described in Treasury Regulations Section 1.707-5(b), the Additional Cash Distribution as a reimbursement for preformation capital expenditures as described in Treasury Regulations Section 1.707-4(d), and the Debt-Financed Distribution and the Additional Cash Distribution as distributions of money described in Section 731(a) of the Code pursuant to which Seller and its Affiliates recognize no gain or loss, (d) the Sale as a sale or exchange pursuant to Sections 741 and 1001 of the Code and (e) any and all payments under this Article VII, and Article X as an adjustment to the purchase price for Tax purposes (the “Intended Tax Treatment”).

Section 7.6 Elections. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its Subsidiaries or Affiliates (including, after the Closing Date, the Purchased Entity and its Subsidiaries) shall, without the prior written consent of Seller, not to be unreasonably withheld, conditioned or delayed, (a) make or cause to be made any Tax election (other than an election under Section 754 of the Code (or similar provisions of state and local Law) or any election permitted or required under Section 7.8 or Section 7.9) with respect to the Purchased Entity or any Subsidiary thereof (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) with retroactive effect to a Pre-Closing Tax Period, (b) change or cause to be changed any method of Tax accounting or any Tax accounting period of the Purchased Entity or any Subsidiary thereof, which election or change would have retroactive effect to a Pre-Closing Tax Period or (c) take any action or engage in any transaction that would reasonably be expected to increase any Tax liability to the extent required to be reflected as a reserve or Liability in Closing Working Capital (other than in respect of income Taxes or contingent Taxes) or Funded Debt (or reduce any Tax refund, credit or other Tax benefit required to be reflected in Closing Working Capital (other than in respect of income Taxes or contingent Taxes) or Funded Debt) for purposes of calculating the Final Secondary Equity Interests Cash Consideration.

Section 7.7 Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, (a) Seller shall pay, when due, and be responsible for, any sales, use, transfer (including real estate transfer), registration, documentary, conveyancing, stamp, value added, goods and services or similar Taxes and related fees and costs (“Transfer Taxes”) imposed on the Pre-Closing Restructuring Steps and any transactions occurring pursuant to Section 5.6 and (b) the Purchased Entity will pay, when due, and be responsible for, any Transfer Taxes imposed on any of the transactions contemplated by this Agreement other than the Pre-Closing Restructuring Steps and any transactions occurring pursuant to Section 5.6. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 7.8 Straddle Period. In the case of any Taxes for any Straddle Period required to be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period hereunder, the amount of any such Taxes shall be so apportioned ratably based on the number of days in the applicable Straddle Period in the case of real or personal property or other ad valorem Taxes (“Property Taxes”) and in the case of taxes other than Property Taxes on a “closing of the books” basis as of the close of business on the Closing Date (and in the case of any such Taxes attributable to the ownership of any equity interest in a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), as if the taxable period of that entity ended as of the end of the Closing Date). Seller and Purchaser agree that all items of income, gain, loss, deduction and credit for the Purchased Entity and any applicable Subsidiary thereof for any Straddle Period shall be allocated based on an interim closing of the books on the Closing Date pursuant to Section 706 of the Code and the Treasury Regulations promulgated thereunder (and analogous provisions under state and local Tax Law).

Section 7.9 Other Tax Elections.

(a) Notwithstanding anything to the contrary herein, the Parties hereto agree and acknowledge to make, and shall cause the Purchased Entity and each of its Subsidiaries treated as a partnership for U.S. federal income tax purposes to make (a) an election under Section 754 of the Code (and under any similar provisions of state or local Law) with respect to the taxable year of the Purchased Entity (and any such Subsidiary, as applicable) including the Transaction and (b) to the extent requested by the Seller or the Purchaser, a “push-out” election under Section 6226 of the Code and the Treasury Regulations thereunder (and any analogous provisions of state or local income Tax Law) with respect to any Tax Return or Tax Proceeding for a Pre-Closing Tax Period or Straddle Period (and the Parties hereto shall, and shall cause their Affiliates to, cooperate to cause (including by causing any “partnership representative” or “designated individual” to cooperate to cause) any such election to be made); provided further that the Purchased Entity and its Subsidiaries treated as a partnership for U.S. federal income tax purposes shall not make an election to use the provisions of Section 6225(c)(2)(A) or (B) of the Code for any relevant year without the prior written consent of the Seller.

(b) Notwithstanding anything in this Agreement to the contrary, (i) if any Subsidiary of the Purchased Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (“CFC”) is included in a “CFC group” (within the meaning of Treasury Regulations Section 1.951A-2(c)(7)(viii)(E) or Proposed Treasury Regulations Section 1.954-1(d)(6)(v)(B)(1) (or a finalized version thereof)) that also includes any Subsidiary of Seller (other than a Subsidiary of the Purchased Entity), then Seller shall be entitled to determine whether to make or revoke any elections that, if made or revoked, must be made or revoked with respect to all CFCs that are members of the CFC group (and shall be entitled to make all other related determinations that must be made with respect to all CFCs that are members of the CFC group) (“Conforming Determinations”) and (ii) the Parties shall take such actions as may be required to make or revoke any such election, and reflect such determination on any relevant Tax Returns, in accordance with Seller’s determination; provided, that with respect to clauses (i) and (ii) Seller shall consult with Purchaser and shall consider in good faith Purchaser’s reasonable comments with respect to such matters.

(c) Notwithstanding anything in this Agreement to the contrary other than Section 7.9(b) above, Seller and Purchaser, acting reasonably, shall jointly make all determinations (other than any Conforming Determinations) with respect to the application of Section 245A, Section 951, Section 951A, Section 956 and related Code provisions (and Treasury Regulations promulgated with respect thereto) to the CFCs (including determinations as to whether the election to close the taxable year pursuant to Treasury Regulation Section 1.245A-5(e)(3)(i)(A), and any other election related to such sections of the Code (for the absence of doubt, other than any Conforming Determinations), shall be made or revoked); provided that (i) in the event that Seller and Purchaser are not able to agree with respect to any such determination pursuant to this clause (c), Seller and Purchaser shall engage the Independent Accounting Firm (who shall be promptly engaged if not previously engaged in accordance with Section 2.12 or Section 2.13) to resolve any remaining disputes with respect to this clause (c), in which case all fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser and (ii) Seller or Purchaser, as applicable, shall no longer be entitled to participate in any such determination with respect to this clause (c) to the extent Seller or Purchaser no longer owns at least 33% of its initial number of Class B Units (except that the rights of Seller or Purchaser, respectively, under this clause (c) will continue to apply after they would respectively otherwise cease to apply with respect to any taxable period or portion thereof during which such rights were in effect until the expiration of all relevant statutes of limitations (taking into account extensions validly obtained)).

Section 7.10 Tax Opinions. Purchaser shall use reasonable best efforts and shall cooperate with the Purchased Entity and the Seller to cause, to the extent Bond Debt Merger Sub issues debt securities (or a portion or all of the Alternative Financing is in the form of bonds), the Tax Opinions to be delivered to the Purchased Entity as of the date of the Debt-Financed Distribution. Purchaser, Seller and the Purchased Entity shall, and shall cause their Affiliates to, use reasonable best efforts to deliver to the Tax Advisors customary certificates of officers of each of the Purchased Entity, Seller and Purchaser (and their applicable Affiliates), in form and substance reasonably acceptable to each of them and to the Tax Advisors on which the Tax Advisors may rely in rendering the Tax Opinions, and which such certificates shall include, without limitation, the representations set forth on Section 7.10 of the Seller Disclosure Schedules.

Section 7.11 Consolidations, Groups, and Fiscal Unities. The Seller shall, and shall procure that its Affiliates shall, use all reasonable efforts to cause the Purchased Entity and its Subsidiaries to cease to be treated as members of any consolidation, group or fiscal unity for Tax purposes with the Seller Entities and their Affiliates (other than the Purchased Entity and its Subsidiaries) by no later than the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and the Purchased Entity, on the one hand, and Purchaser and Debt Merger Subs, on the other hand, to effect the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by Seller and the Purchased Entity, on the one hand, and Purchaser and Debt Merger Subs, on the other hand, as of the Closing of the following conditions:

(a) Regulatory Approvals. (i) The waiting periods required under the HSR Act for the consummation of the Closing shall have expired or been terminated and (ii) all other Regulatory Approvals set forth in Section 8.1(a) of the Seller Disclosure Schedules required to be obtained for the consummation of the Closing shall have been obtained (including by expiration of applicable waiting period or express approval, consent or authorization of the relevant Governmental Entity).

(b) No Injunctions or Restraints. No Judgment or Law issued or enacted by any Governmental Entity of competent jurisdiction shall have been entered and remain in effect which prevents or prohibits the consummation of the Closing.

(c) Pre-Closing Restructuring. At least four (4) calendar days have elapsed since the date on which the Pre-Closing-Restructuring Steps shall have been completed (it being acknowledged and understood that, without limiting or modifying Section 2.9 hereof in any way, the Closing shall take place no earlier than the third (3rd) Business Day following the satisfaction or waiver of this condition, unless otherwise agreed in writing by the Parties).

Section 8.2 Conditions to Obligations of Purchaser to Close. The obligation of Purchaser and Debt Merger Subs to effect the Closing is subject to the satisfaction (or waiver by Purchaser and Debt Merger Subs) as of the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Seller contained in Article III (other than as set forth in the following three sentences) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or “Business Material Adverse Effect” qualification set forth therein) would not have, individually or in the aggregate, a Business Material Adverse Effect. The representations and warranties of Seller set forth in the last sentence of Section 3.2(b) and the second sentence of Section 3.2(c) (with respect to ownership of equity interests of the Material Worldpay Subsidiaries) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date). The representations and warranties of Seller set forth in Section 3.1, Section 3.2(a), Section 3.2(b) (other than the last sentence thereof), Section 3.2(c) (other than the second sentence thereof with respect to ownership of equity interests of the Material Worldpay Subsidiaries) Section 3.3 and Section 3.20 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date). The representation and warranty of Seller set forth in Section 3.8(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date.

(b) Performance of Obligations of Seller. The covenants and agreements of Seller and the Purchased Entity to be performed or complied with at or prior to the Closing in accordance with this Agreement (excluding for this purpose, Section 5.19) shall have been performed or complied with, as applicable, in all material respects.

(c) No Business Material Adverse Effect. Since the date of this Agreement, there shall not have been a Business Material Adverse Effect.

(d) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3 Conditions to Obligations of Seller to Close. The obligation of Seller and the Purchased Entity to effect the Closing is subject to the satisfaction (or waiver by Seller and the Purchased Entity) as of the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Article IV (other than as set forth in the following sentence) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or “Purchaser Material Adverse Effect” qualification set forth therein) would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2, Section 4.3 and Section 4.10 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, as of such date).

(b) Performance of Obligations of Purchaser. The covenants and agreements of Purchaser and Debt Merger Subs to be performed or complied with at or prior to the Closing (but, in the case of Bank Debt Merger Sub and Bond Debt Merger Sub to be performed or complied with at or prior to the closing of the applicable Debt Merger) in accordance with this Agreement shall have been performed or complied with, as applicable, in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION; EFFECT OF TERMINATION

Section 9.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller, if Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, and such breach would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Seller has notified Purchaser of such breach stating Seller’s intention to terminate this Agreement pursuant to this Section 9.1(b) and the basis for such termination and (ii) the Outside Date; provided that Seller shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if Seller or the Purchased Entity is at such time in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(c) by Purchaser, if Seller or the Purchased Entity shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, and such breach would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Purchaser has notified Seller of such breach stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.1(c) and the basis for such termination and (ii) the Outside Date; provided that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub is at such time in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(d) by Seller or by Purchaser, if the Closing shall not have occurred on or prior to July 5, 2024 (the “Outside Date”); provided that (A) if all of the conditions set forth in Article VIII are satisfied (or in the case of conditions that by their nature are to be satisfied by actions taken at the Closing, are then capable of being satisfied if the Closing were to occur on such date) on a date that occurs on or prior to the Outside Date but the Closing would thereafter occur in accordance with Section 2.9 on a date (the “Specified Date”) that occurs within three (3) Business Days after the Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement and (B) in the event the Marketing Period has commenced on or prior to the Outside Date but has not completed as of the Outside Date, the Outside Date may be extended (or further extended) by Seller to the date that is three (3) Business Days after the then-scheduled expiration date of the Marketing Period by written notice to Purchaser on or prior to the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose failure (or whose Affiliate’s failure) to perform in any material respect any covenant or agreement under this Agreement primarily has been the cause of, or primarily has resulted in, the failure of the Closing to occur on or before such date;

(e) by Seller or by Purchaser, if an applicable Law or a permanent Judgment issued by a Governmental Entity of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction; provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose failure (or whose Affiliate’s failure) to perform in any material respect any covenant or agreement under this Agreement primarily has been the cause of, or primarily has resulted in, the issuance of such Judgment; or

(f) by Seller if (i) the Closing shall not have occurred on or prior to the date required pursuant to Section 2.9, (ii) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which are then capable of being satisfied), (iii) Seller has confirmed in writing to Purchaser (and not revoked such confirmation) at least three (3) Business Days prior to such termination that Seller stands ready, willing and able to consummate the Closing prior to such termination, and (iv) Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub has failed to consummate the Closing prior to such termination.

Section 9.2 Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 9.1, this Agreement shall become null and void and of no further force and effect, without any Liability or obligation on the part of any Party or its Affiliates, directors, officers or employees; provided that the last sentence of Section 5.8(b) and the provisions of Section 5.1(e), Section 5.3, Section 5.8(d), Section 9.1, this Section 9.2, Section 9.3, Section 9.4 and Article XI shall remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 9.1, (i) subject to the limitations set forth in Section 9.4, none of Seller, the Purchased Entity or Purchaser shall be relieved or released from any liabilities or damages arising out of any Willful Breach of this Agreement and (ii) in no event will the Purchaser Related Parties have any monetary Liabilities for an aggregate amount greater than the amount of the Reverse Termination Fee plus the amount of Collection Costs (subject to the Cap) to the extent payable pursuant to Section 9.4.

Section 9.3 Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

Section 9.4 Reverse Termination Fee.

(a) If this Agreement is validly terminated pursuant to Section 9.1(b) or Section 9.1(f) (or pursuant to another provision of Section 9.1 at a time when this Agreement is terminable pursuant to Section 9.1(b) or Section 9.1(f)) (a “Specified Termination”), then Purchaser shall, within three (3) Business Days following any such Specified Termination, pay to Seller, in cash by wire transfer of immediately available funds to the account designated in writing by Seller, $770,000,000 (the “Reverse Termination Fee”). In no event shall the Reverse Termination Fee be payable on more than one occasion.

(b) Each Party acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement. If Purchaser fails to pay the Reverse Termination Fee when due, and in order to obtain such payment Seller commences a Proceeding against Purchaser that results in a Judgment against Purchaser requiring Purchaser to pay any or all of such amount, then Purchaser will (x) reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including fees and disbursements of outside counsel) incurred in connection with the collection of such amounts and the enforcement by Seller of its rights under this Section 9.4 and (y) pay Seller interest on the amount of the Reverse Termination Fee from the date such payment was required to be paid until the date of actual payment, at the Interest Rate, in each case within five (5) Business Days after the entry of such Judgment (such costs and expenses and interest, collectively, the “Collection Costs”); provided that in no event will the Collection Costs exceed $5,000,000 in the aggregate (the “Cap”) and neither Purchaser nor any other Purchaser Related Party shall be required to pay more than the Cap in respect of the Collection Costs. The Parties acknowledge that the Reverse Termination Fee will not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Seller for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision.

(c) Except as provided in Section 5.3(a), in a circumstance in which Seller effects a Specified Termination and the Reverse Termination Fee and any Collection Costs (subject to the Cap) are paid in full, (i) the Reverse Termination Fee and any Collection Costs (subject to the Cap) to the extent payable pursuant to this Article IX shall be the sole and exclusive remedy of the Seller Entities, the Purchased Entity (or any of its Subsidiaries) or any of their respective former, current or future general or limited partners, directors, officers, employees, agents, members, equityholders, managers, attorneys or representatives or successors or permitted assigns or any of their respective Affiliates or Representatives (the “Seller Related Parties”) against (A) Purchaser or Debt Merger Subs, (B) the Guarantors under the Guaranty, (C) the parties to the Debt Commitment Letter or the Equity Commitment Letter and all other Financing Entities and (D) any former, current or future general or limited partners, directors, officers, employees, agents, members, equityholders, managers, attorneys or representatives or successors or permitted assigns of any Person named in the foregoing clauses (A), (B) or (C) or any of their respective Affiliates or Representatives (the “Purchaser Related Parties”) for any loss, Liability or damage suffered as a result of, based upon, relating to or arising out of such Specified Termination, this Agreement, the Guaranty, the Equity Commitment Letter, the other Transaction Documents and the transactions contemplated hereby or thereby (including the Financing), including any breach or threatened or attempted breach of this Agreement or any other Transaction Document, the termination of this Agreement or the failure to consummate the Transaction or any of the other transactions contemplated hereby (including the Closing and the funding of the Financing), and (ii) none of the Purchaser Related Parties shall have any further Liability or obligation to any Seller Related Party as a result of, based upon, relating to or arising out of this Agreement, the Guaranty, the Equity Commitment Letter, the other Transaction Documents, or the transactions contemplated hereby or thereby (including the Financing), or any claims, actions or Proceedings (whether sounding in law (whether for breach of contract, tort or otherwise) or in equity) resulting from or arising out of any breach or threatened or attempted breach of this Agreement or any other Transaction Document by Purchaser or Debt Merger Subs, the termination of this Agreement or the failure to consummate the Transaction or any of the other transactions contemplated hereby (including the Closing and the funding of the Debt Financing or the Equity Financing). In the case of a Specified Termination, the Seller Related Parties shall not be entitled to commence or pursue any Proceeding against the Purchased Related Parties as a result of, based upon, relating to or arising out of such Specified Termination, this Agreement, the Guaranty, the Equity Commitment Letter, the other Transaction Documents and the transactions contemplated hereby or thereby (including the Financing), including any breach or threatened or attempted breach of this Agreement or any other Transaction Document, the termination of this Agreement or the failure to consummate the Transaction or any of the other transactions contemplated hereby (including the Closing and the funding of the Financing), other than (x) against Purchaser and Debt Merger Subs under this Agreement and the Guarantors under the Guaranty to enforce any rights such Seller Related Party may have hereunder and thereunder (including to enforce the payment of the Reverse Termination Fee and any Collection Costs (subject to the Cap) hereunder and thereunder) and (y) under the Confidentiality Agreement. For the avoidance of doubt, nothing in this Section 9.4(c) shall limit (i) any remedies of Seller or the Purchased Entity prior to a Specified Termination, including specific performance pursuant to Section 11.7, or (ii) any of Purchaser’s or its Affiliates’ obligations under or remedies available to Seller with respect to the Confidentiality Agreement, whether in equity or at law, in contract, tort or otherwise. In no event will any Seller Related Party be entitled to receive both (1) a grant of specific performance which results in the consummation of the Closing as contemplated in this Agreement and (2) payment of the Reverse Termination Fee.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival.

(a) The representations and warranties of Seller contained in this Agreement and in any certificate delivered hereunder (and any rights arising out of any breach of such representations and warranties) shall not survive the Closing.

(b) The representations and warranties of Purchaser contained in this Agreement and in any certificate delivered hereunder (and any rights arising out of any breach of such representations and warranties) shall not survive the Closing.

(c) The covenants and agreements contained in this Agreement that require performance prior to the Closing (and any rights arising out of any breach of such covenants and agreements) shall not survive the Closing. The covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, at or after the Closing (and any rights arising out of any breach of such covenants and agreements) (each, a “Post-Closing Covenant”), in each case, shall survive the Closing for the period provided in such covenants and agreements, if any, or until fully performed. For the avoidance of doubt, the obligation of Seller to retain, and indemnify and hold harmless the Purchaser Indemnified Parties for, any Retained Liabilities, and the obligation of the Purchased Entity to assume, and indemnify and hold harmless the Seller Indemnified Parties for, any Assumed Liabilities, as well as any covenants and agreements of the Parties that by their terms provide for indemnification or reimbursement or allocate fees, payments, costs or expenses as between the Parties, shall survive the Closing indefinitely. No Person shall be entitled to indemnification, and no Proceeding seeking to recover Covered Losses or other relief shall be commenced or maintained, after the end of the relevant survival period set forth herein, unless a claim for indemnification with respect thereto has previously been made in accordance with this Agreement.

Section 10.2 Indemnification by Seller.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Purchased Entity and its Subsidiaries) (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent related to, resulting from or arising out of:

(i) any breach by Seller of any of its Post-Closing Covenants, for the period such Post-Closing Covenant survives; or

(ii) any Retained Liabilities.

(b) Notwithstanding anything in this Agreement to the contrary, Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses to the extent such Covered Losses or the Liabilities from which such Covered Losses were derived or to which they relate are reflected, reserved, accrued, recorded or included in the Closing Working Capital, the Adjustment Amount or the Closing Funded Debt, in each case, as finally determined pursuant to this Agreement and to the extent that the effect thereof was to reduce the Final Secondary Equity Interests Cash Consideration as compared to what it would have been absent the reflection, reservation, accrual, recording or inclusion of such Covered Loss or Liability (with the intent of this provision to be to avoid “double counting”).

Section 10.3 Indemnification by Purchaser.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent related to, resulting from or arising out of any breach by Purchaser of any of its Post-Closing Covenants, for the period such Post-Closing Covenant survives.

Section 10.4 Indemnification by the Purchased Entity.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, the Purchased Entity shall indemnify and hold harmless the Seller Indemnified Parties, from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent related to, resulting from or arising out of:

(i) any breach by the Purchased Entity of any of its Post-Closing Covenants, for the period such Post-Closing Covenant survives; or

(ii) any Assumed Liability.

Section 10.5 Procedures.

(a) Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Proceeding against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Proceeding (a “Third Party Claim”), indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, a copy of any documentation received from the third party, the amount and calculation of the Covered Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good faith estimate (if then estimable) of any such future Covered Losses relating thereto), and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice and to tender the defense of the Proceeding in a timely manner pursuant to this Section 10.5(a) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is prejudiced thereby.

(b) With respect to any Third Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing, of such Third Party Claim and any Third Party Claims related to the same or a substantially similar set of facts; provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if such Third Party Claim is a criminal Proceeding. If the Indemnifying Party so undertakes to control and defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim; provided, however, that the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement does not involve any injunctive relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, and any money damages are borne solely by the Indemnifying Party. Subject to the foregoing, the Indemnified Party shall have the right to employ separate legal counsel and to participate in but not control the defense of such Proceeding at its own cost and expense; provided that, subject to the provisions of this Article X, the Indemnifying Party shall bear the reasonable fees of one firm of legal counsel (and one additional firm of legal counsel in each jurisdiction implicated in such Proceeding) representing all Indemnified Parties in such Proceeding and all related Proceedings, if, but only if, the defendants in such Proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of legal counsel, that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Proceeding. In any event, the Indemnified Party shall cause its legal counsel to cooperate with the Indemnifying Party and its legal counsel and shall not assert any position in any Proceeding inconsistent with that asserted by the Indemnifying Party. No Indemnified Party may settle any Third Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third Party Claim, it shall nevertheless be entitled to participate in the defense of such Proceeding at its own cost and expense, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim.

(c) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Covered Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good-faith estimate (if then estimable) of any such future Covered Losses relating thereto), and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.5(c) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 11.8.

Section 10.6 Exclusive Remedy and Release. Except in the case of Fraud, Purchaser and Seller acknowledge and agree that, except with respect to claims under the (a) the Transition Services Agreement, (b) the Amended and Restated LLC Agreement, (c) the Registration Rights Agreement and (d) the Commercial Agreements, and claims seeking specific performance or other equitable relief with respect to covenants or agreements to be performed after the Closing, following the Closing, the indemnification provisions of Section 10.2, Section 10.3 and Section 10.4 shall be the sole and exclusive remedies of Purchaser and Seller, respectively, and any of their respective Affiliates, for any Liabilities (including in respect of any claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any Party, or any breach of or failure by any Party to perform or comply with any covenant or agreement in this Agreement and the other Transaction Documents. In furtherance of the foregoing, except with respect to claims under the (a) Transition Services Agreement, (b) the Amended and Restated LLC Agreement, (c) the Registration Rights Agreement and (d) the Commercial Agreements, from and after the Closing, the Parties hereby waive, on behalf of themselves and their Affiliates, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) (excluding, for the avoidance of doubt, claims pursuant to the indemnification provisions of Section 10.2, Section 10.3 and Section 10.4) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of its Affiliates, or Purchaser or any of its Affiliates, as the case may be, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.7 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be net of (i) any Tax refunds, credits, reductions in Taxes otherwise payable or other Tax benefits actually realized in cash by the Purchased Entity or its Subsidiaries (excluding, for the avoidance of doubt, any Tax refunds, credits, reductions in Taxes otherwise payable or other Tax benefits realized by the direct or indirect owners of the Purchased Entity) with respect to the taxable period in which such Covered Loss arises, any prior taxable period, or any of the six succeeding taxable periods, which amount shall be measured on a “with and without” basis and (ii) any third-party insurance proceeds that have been recovered by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance proceeds in respect of such facts are recovered by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds (net of associated fees, costs and expenses actually incurred in collecting such proceeds) shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and an Indemnified Party shall use reasonable best efforts to recover from such third party insurance, but indemnification shall be available hereunder regardless of whether an Indemnified Party recovers under such insurance in respect of such Covered Loss. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any insurance carrier with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party and otherwise cooperate with the Indemnifying Party in seeking recovery thereunder.

(b) In no event shall any Indemnified Party be entitled to duplicative recovery directly or indirectly for the same Covered Loss, including in the case of either Seller or Purchaser (or any of their respective Affiliates), in their respective capacities as direct or indirect holders of Purchased Entity Equity Interests following the Closing (it being understood that the intent of this provision is to avoid “double counting”). In the case of any indemnification pursuant to Section 10.2, no Purchaser Indemnified Party, and in the case of any indemnification pursuant to Section 10.4, no Seller Indemnified Party, shall be entitled to recover Covered Losses in respect of Liabilities of the Purchased Entity or any of its Subsidiaries indirectly borne by any Seller Indemnified Party or Purchaser Indemnified Party, as applicable, as a result of its direct or indirect equity investment in the Purchased Entity and its Subsidiaries or any diminution in value of such equity investment attributable thereto.

Section 10.8 Mitigation. Each of the Parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Covered Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses that are indemnifiable hereunder. The Parties acknowledge and agree that indemnification under this Article X shall not be available to any Party or any Indemnified Party with respect to any Covered Losses to the extent such Covered Loss relates to, results from or arises out of, in whole or in part, a failure by such Person or its Affiliates to use reasonable best efforts to mitigate such Covered Losses.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Entire Agreement. This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter. In the event of a conflict between the terms of this Agreement and the terms of any Transaction Document (other than the Transition Services Agreement, the Amended and Restated Limited Liability Company Agreement, the Registration Rights Agreement and the Commercial Agreements), the terms of this Agreement shall control.

Section 11.2 Disclosure Schedules. The Seller Disclosure Schedules and the Purchaser Disclosure Schedules, and all schedules attached thereto, and all Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. Any information, item or other disclosure set forth in any Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be, shall be deemed to be disclosed with respect to any other Section of this Agreement (or to have been set forth in any other Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be), if the relevance of such disclosure to such other Section is reasonably apparent on its face notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as applicable, in such Section of this Agreement.

Section 11.3 Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by any Party without the prior written consent of the other Parties; provided that the Purchaser may assign its rights (but not any of its obligations) hereunder for collateral security purposes to the Financing Entities. In the event that following the Closing, Purchaser or any of its Affiliates transfers a material portion of its interest in the Business or the Purchased Entity or any of its Subsidiaries (directly, indirectly, by operation of Law or otherwise) to any of Purchaser’s Affiliates, such Affiliates shall expressly assume the Liabilities and obligations of Purchaser hereunder by executing a joinder to this Agreement reasonably acceptable to Seller; provided that any such transfer shall not relieve Purchaser of its Liabilities or obligations hereunder. Any attempted assignment in violation of this Section 11.3 shall be void. Subject to the three preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

Section 11.4 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may, subject to Section 11.16, waive compliance by the other with any term or provision of this Agreement that the other Party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 11.5 No Third-Party Beneficiaries. Except for Section 5.9, Section 9.4, Section 10.2, Section 10.3, Section 10.4, Section 11.16 and Section 11.17, which are intended to benefit, and to be enforceable by, the Persons specified therein, and except as provided in any other Transaction Document, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile or email transmission (unless the sender receives a failure to deliver notification), and shall be directed to the address set forth below (or at such other address or facsimile number or email address as such Party shall designate by like notice):

(a) if to Purchaser:

GTCR W Aggregator LP

300 North LaSalle St., Suite 5600

Chicago, Illinois 60654

Attention: Collin E. Roche

      Aaron Cohen

      KJ McConnell

Email:       croche@gtcr.com

      aaron.cohen@gtcr.com

      kj.mcconnell@gtcr.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North La Salle St.

Chicago, Illinois 60654

Facsimile: (312) 862-2200

Attention: Ted M. Frankel, P.C.

      Daniel A. Guerin, P.C.

      Sanford E. Perl, P.C.

Email:       ted.frankel@kirkland.com

      daniel.guerin@kirkland.com

      sanford.perl@kirkland.com

(b) if to Seller:

Fidelity National Information Services, Inc.

347 Riverside Avenue

Jacksonville, Florida 32202

Attention: Stephanie Ferris

Email:       Stephanie.Ferris@fisglobal.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Attention: Andrew R. Brownstein

      Igor Kirman

      Eric M. Feinstein

Email:       ARBrownstein@wlrk.com

      IKirman@wlrk.com

      EMFeinstein@wlrk.com

Section 11.7 Specific Performance.

(a) The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 11.7(b), the Parties acknowledge and agree that each of the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any such award is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such remedy. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.7 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 11.7 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination). The Parties hereto agree that, notwithstanding any other provision of this Agreement to the contrary, but subject to Section 11.7(b), Seller shall be entitled to specific performance (or any other equitable relief) to cause Purchaser and Debt Merger Subs to consummate the Closing and to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing, on the terms set forth herein.

(b) Notwithstanding Section 11.7(a), it is explicitly agreed that the right of Seller to obtain specific performance to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing (but not the right of Seller to seek specific performance or other equitable remedies for any other reason) shall only be available, if:

(i) Purchaser, Bank Debt Merger Sub or Bond Debt Merger Sub has failed to consummate the Closing in accordance with Section 2.9;

(ii) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived by Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which are then capable of being satisfied if the Closing were to occur at such time);

(iii) the Debt Financing (or any Alternative Financing in accordance with Section 5.7) has been funded or will be funded, in accordance with the terms thereof, at the Closing if the Equity Financing is funded at the Closing; and

(iv) Seller has confirmed in writing to Purchaser (and not revoked such confirmation) that (x) the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived by Seller (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which are then capable of being satisfied if the Closing were to occur at such time) and (y) Seller stands ready, willing and able to consummate the Closing if specific performance is granted and the Debt Financing (or any Alternative Financing in accordance with Section 5.7) is funded and the Equity Financing is funded, in each case, in accordance with the terms thereof.

Section 11.8 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (a) in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over the applicable Proceeding, any state or federal court within the State of Delaware; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the above-named courts; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than the above-named courts, (iii) should be stayed by reason of the pendency of some other proceeding in any court other than the above-named courts or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each Party agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 11.6.

Section 11.9 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party and delivered (by facsimile, e-mail, or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 11.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the Party incurring such expense. If the Closing takes place, each of the following amounts shall be borne by the Purchased Entity or any Subsidiary thereof (and the Purchased Entity or a Subsidiary thereof shall reimburse any Party for such fees, costs and expenses paid by such Party prior to the Closing): (a) all fees, costs and expenses of brokers, finders, outside counsel, financial advisors, accountants, consultants and other professional advisors incurred by or on behalf of Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub or any of their respective Affiliates (for the avoidance of doubt, other than the Purchased Entity or any of its Subsidiaries) in connection with the negotiation, execution and performance of this

Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all out-of-pocket fees, costs and expenses associated with the Debt Financing and any interest incurred thereon prior to the Closing; (b) all filing and similar fees and payments payable to any Governmental Entity in order to obtain any Approvals pursuant to this Agreement; (c) the fees and other amounts set forth in Section 11.12 of the Seller Disclosure Schedules and any other fee or other amount payable by Seller or any of its Affiliates to any third party as a result of the transactions contemplated by this Agreement pursuant to a Contract among Seller, the Purchased Entity or any of their Affiliates and such third party that is a Transferred Asset or Shared Contract (to the extent related to the Business); and (d) up to $110,000,000 of Retained Transaction Expenses (clause (d), the “Shared Retained Transaction Expenses”, and clauses (a), (b), (c) and (d) collectively, the “Purchased Entity-Paid Transaction Expenses”).

Section 11.13 [Reserved].

Section 11.14 Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included or not included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by any Party or any of its Affiliates, in any Proceeding or action involving a third party, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto and the words “date hereof” refer to the date of this Agreement; (d) references to “Dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller, Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and the Purchased Entity have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the Parties or the parties thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person’s successors and permitted assigns (whether by merger, conversion or otherwise); (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) the phrase “to the extent” means the degree to which a thing extends, and not merely “if”; (n) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (o) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date; and (p) to the extent that this Agreement or any other Transaction Document requires an Affiliate of any Party to take or omit to take any action, such covenant or agreement includes the obligation of such Party to cause such Affiliate to take or omit to take such action.

Section 11.15 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries (so long as such Persons remain Affiliates thereof), to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates, or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries (so long as such Persons remain Affiliates thereof), to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation (the “Privileged Communications”), including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Purchased Entity or any of its Subsidiaries (so long as such Persons remain Affiliates thereof)), including in respect of any claim for indemnification by a Purchaser Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection with respect to the Privileged Communications and to control such attorney-client and other applicable legal privilege or protection, in each case, with respect to the Privileged Communications, shall be retained by Seller and its Affiliates and that Seller, and not Purchaser or its Affiliates or the Purchased Entity and its Subsidiaries, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including the Purchased Entity and its Subsidiaries, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser or its Affiliates, including the Purchased Entity and its Subsidiaries, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries, or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates, including, following the Closing, the Purchased Entity and its Subsidiaries, may seek to prevent the disclosure of the Privileged Communications to such third party and request that Seller not permit such disclosure, and Seller shall consider such request in good faith.

Section 11.16 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the transactions contemplated by this Agreement, including the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Parties shall have any liability to any Seller Related Party relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 11.16), and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.16 and that this Section 11.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 11.16) may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). No Financing Entity shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. Notwithstanding the foregoing, nothing in this Section 11.16 shall in any way limit or modify the rights and obligations of Purchaser, Bank Debt Merger Sub and Bond Debt Merger Sub under this Agreement, or any Financing Party’s obligations under the Debt Commitment Letter, or the rights of the Purchased Entity, Bank Debt Merger Sub or Bond Debt Merger Sub against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 11.17 Non-Recourse. The Parties agree that all Proceedings based on, in respect of or arising out of (a) this Agreement, the Confidentiality Agreement, the Commitment Letters, the Guaranty or the other Transaction Documents or (b) the negotiation, execution or performance or breach hereof or thereof, or the failure to perform any covenant or agreement contained herein or therein, or to consummate the Transaction or any of the transactions contemplated hereby or thereby, may only be made against the Persons that are expressly identified as Parties to this Agreement (and their respective successors and permitted assigns) (other than with respect to any claims by or between the express parties or express third-party beneficiaries (in each case, including their successors or permitted assigns) to the Confidentiality Agreement, the Commitment Letters, the Guaranty or the other Transaction Documents in accordance with the terms thereof). No other Person shall have any Liability in respect of any Proceedings based on, in respect of or arising out of the matters set forth in clauses (a) or (b) of the immediately preceding sentence. Nothing in this Section 11.17 shall limit the rights or remedies available to the express parties or express third-party beneficiaries to the Confidentiality Agreement, the Commitment Letters, the Guaranty or the other Transaction Documents in accordance with the terms thereof.

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IN WITNESS WHEREOF, Seller, Purchaser, Bank Debt Merger Sub, Bond Debt Merger Sub and the Purchased Entity have duly executed this Agreement as of the date first written above.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Stephanie L. Ferris
Name:	Stephanie L. Ferris
Title:	Chief Executive Officer & President

NEW BOOST HOLDCO, LLC

By:	/s/ Chip Keller
Name:	Chip Keller
Title:	Chief Executive Officer, Treasurer & Secretary

GTCR W AGGREGATOR LP

By:	/s/ Collin E. Roche
Name:	Collin E. Roche
Title:	Chief Executive Officer

GTCR W MERGER SUB LLC

By:	/s/ Collin E. Roche
Name:	Collin E. Roche
Title:	Chief Executive Officer

GTCR W-2 MERGER SUB LLC

By:	/s/ Collin E. Roche
Name:	Collin E. Roche
Title:	Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]